Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-116889
333-116889-01
333-116889-02
333-116889-03
333-116889-04
333-116889-05
333-116889-06
PROSPECTUS
Portola Packaging, Inc.
$180,000,000 8¼% Senior Notes due 2012
Interest payable February 1 and August 1
     The 8 1/4% Senior Notes due 2012 offered hereby were issued on July 12, 2004 in exchange for the 8 1/4% Senior Notes due 2012 originally issued on January 23, 2004. We refer to the notes issued in the exchange and the original notes collectively as the Notes.
     The Notes will mature on February 1, 2012. Interest began to accrue January 23, 2004, and the first interest payment date was August 1, 2004.
     We may redeem all or a portion of the Notes at any time on or after February 1, 2007 at the redemption prices set forth in this Prospectus. We may also redeem up to 35% of the Notes using the proceeds of certain equity offerings completed before February 1, 2007. The redemption prices are described on page 4. If we sell certain of our assets or experience specific kinds of changes in control, we must offer to purchase the Notes.
     The Notes are unsecured and rank equally with all of our existing and future senior unsecured debt and rank senior to all our future subordinated debt. The Notes are effectively subordinated to all our existing and future secured debt to the extent of the value of the assets securing such debt. The Notes are guaranteed on a senior unsecured basis by our existing and future subsidiaries that guarantee other indebtedness of Portola Packaging, Inc., including our amended and restated senior secured credit facility with General Electric Capital Corporation, until such guarantees of other indebtedness are released. The Notes are structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries that do not issue guarantees of the Notes.
     We do not intend to apply for listing of the Notes on any securities exchange or automated quotation system.
     See “Risk Factors” beginning on page 11 for a discussion of certain risks that you should consider in connection with an investment in the Notes.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.
     This Prospectus has been prepared for and will be used by J.P. Morgan Securities Inc. in connection with offers and sales of the Notes in market-making transactions. These sales will be made at prices related to prevailing market prices at the time of sale. J.P. Morgan Securities Inc. may act as principal or agent in these transactions. We will not receive any proceeds of such sales.
JPMorgan
January 24, 2007

     Portola Packaging, Inc. is a Delaware corporation. Our principal executive offices are located at 951 Douglas Road, Batavia, Illinois 60510, and our telephone number at that address is (630) 406-8440. Our website is located at www.portpack.com. The information on our website is not part of this Prospectus.
     In this Prospectus, “we,” “us,” “our,” the “Company” and “Portola” refer to Portola Packaging, Inc. and its subsidiaries, unless the context otherwise requires.

     Cap Snap®, Snap Cap®, Portola Packaging®, Nepco®, Tech Industries, Inc.® and the Portola logo are our registered trademarks used in this Prospectus.

     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER TO SELL OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS
     This Prospectus includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.
     By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Prospectus, those results or developments may not be indicative of results or developments in subsequent periods.
     The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:
•	pricing pressures and credit risks due to consolidation in our customers’ industries;

•	risks of competition in our existing and future markets;

•	increases in prices and availability of resin and our ability to pass on increases in resin prices to our customers;

•	we are capital constrained, which has limited our flexibility in operating our business;

•	our ability to realize the anticipated benefits of our acquisition of Portola Tech International (“PTI”);

•	risks associated with new business development; and

•	risks related to conducting business internationally and international expansion.
     You should also read carefully the factors described in the “Risk Factors” section of this Prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.
     Any forward-looking statements, which we make in this Prospectus, speak only as of the date of such statement, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

ii

INDUSTRY AND MARKET DATA
     This Prospectus includes market share and industry data and forecasts that we obtained from industry publications and internal company surveys. There can be no assurance as to the accuracy or completeness of information included in industry publications. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this Prospectus.

iii

PROSPECTUS SUMMARY
     This summary highlights material information about our business and the Notes. This summary of material information contained elsewhere in this Prospectus is not complete and does not contain all of the information that may be important to you. For a more complete understanding of our business and the Notes, you should read this entire Prospectus, including the sections entitled “Risk Factors” and “Description of Notes” and our consolidated financial statements. All references to fiscal year in this Prospectus refer to the fiscal year ended August 31 of each year (e.g., “fiscal 2006” is our fiscal year ended on August 31, 2006).
Portola Packaging, Inc.
     We are a leading designer, manufacturer and marketer of plastic closures, bottles and related equipment used for packaging applications in the non-carbonated beverage and institutional foods markets. We also design, manufacture and sell closures and containers for the cosmetics, fragrance and toiletries (“CFT”) market. For fiscal 2006, we generated sales of $271.6 million and had a net loss from operations of $28.8 million.
     We believe that we are the sole or largest supplier to our top 25 customers of the products we supply to them. Our consistent product quality and customer service have allowed us to develop strong relationships with our customers, and we have supplied products to these customers for an average of 14 years. We sold over 12.0 billion closures in fiscal 2006 to over 1,900 customers under the names Snap Cap, Nepco, Portola, Tech Industries, Portola Tech International and other brand names. We sell our products to such beverage, food and consumer product companies as Dean Foods, Saputo, Dairy Crest, Arla Foods, Kroger, Perrier Water/Nestle, Estée Lauder, Avon and Coca-Cola. Our products provide our customers with a number of value-added benefits, such as the ability to increase the security and safety of their products by making them tamper evident and leak-proof.
     Many features of our products have been developed through our significant research and development efforts. For example, we developed the “tear strip” feature that has become a standard tamper evident mechanism for non-carbonated beverage and food products. In addition, we have developed most of the technical information and know-how that we believe necessary to operate our business. We hold more than 287 domestic and foreign patents, with additional patent applications pending, on the design of container closures and compatible neck finishes.
     We produce a wide range of closures to satisfy a great number of application and customer requirements, and these products represented approximately 64% of our sales in fiscal 2006. The following describes our principal plastic closure product lines:
     Closures for gallon and half-gallon plastic containers. We are a leading provider of 38 mm closures used primarily for gallon and half-gallon blowmolded containers for milk, fruit juices and bottled water in the United States, and similar plastic containers in Canada, Mexico and the United Kingdom. These closures represented $126.3 million of total sales in fiscal 2006.
     Five-gallon closures. We are a leading provider of plastic closures for five-gallon returnable glass and plastic water cooler bottles in the United States and similar containers in Canada, Mexico, China and the United Kingdom. These closures represented $30.9 million of total sales in fiscal 2006.
     Other food and beverage closures. We produce a variety of specialty closures for the beverage and food markets. These products include (i) wide mouth closures for plastic containers used in institutional food applications such as condiments, mayonnaise and salad dressing, (ii) re-closeable plastic dispensing fitments for gable-top paperboard cartons used for orange juice, lemonade, other juice, dairy and soy products, and (iii) push-pull dispensing tamper evident closures for bottled water, fruit juices and sport drinks. We believe that we are a leader in many of these markets in the United States, Canada and the United Kingdom. These products represented $27.7 million of total sales in fiscal 2006.
     Cosmetic closures and jars. We produce and market custom bottle caps and jar covers for personal care, cosmetics products, fragrance and toiletries. We believe that we are a leader in providing closures for the CFT market, with particular strength in compression-molded closures used in high-end product applications. Portola Tech International, which we acquired in September 2003 (“PTI”), has had long-standing relationships, averaging over 20 years, with five out of the seven major global cosmetics companies, including Avon, Estée Lauder and L’Oreal. These closures and jars represented $30.5 million of total sales in fiscal 2006.

     Plastic bottles. We produce a wide variety of blowmolded high density plastic bottles in Canada for use primarily in the dairy, bottled water and fruit juice industries. We also produce five-gallon polycarbonate water bottles in Mexico and the United Kingdom. The ability to sell the closures and bottles together enables the Canadian, Mexican and the United Kingdom operations to provide their customers with a complete packaging system. Through our joint venture, Capsnap Europe Packaging, GmbH, we sell five-gallon polycarbonate bottles and closures primarily in Europe. In the CFT market, PTI offers a line of heavy wall PETG and polypropylene jars that complements our closure offerings. Our sales of bottles represented $45.6 million of total sales in fiscal 2006.
     Capping equipment and tooling. We design, manufacture and sell capping equipment for use in high speed bottling, filling and packaging beverage production lines. A substantial majority of our plastic closure customers use our capping equipment. Our ability to supply capping equipment and technical assistance along with our plastic closures represents an important competitive advantage, as customers have confidence that our plastic closures will be applied properly to provide leak-proof seals, and that any capping problems will be resolved quickly.
     We also manufacture and sell high quality tooling and molds used in the blowmolding industry for the manufacture of bottles. These capabilities allow us to rapidly respond to customers tooling needs, enhancing our ability to provide a complete solution to our customers. Our sales of equipment represented $7.0 million of total sales in fiscal 2006.
     Our products are manufactured through technologically advanced, high speed injection molding, compression molding and blowmolding processes at twelve manufacturing facilities, including five located in the United States, three in Canada and one in each of the United Kingdom, Mexico, China and the Czech Republic. In addition, we have one equipment and tooling facility located in the United States.
     Historically, growth in demand for our products has been driven by population growth, increasing concerns about the sanitation and safety of packaged food and beverage products, and the continued shift from glass or metal to plastic containers throughout the packaged food industry. In addition, in many international markets, demand for plastic containers is growing with increasing consumer disposable income. For the fruit juice, dairy and bottled water markets, demand is also a function of climate variations, with warm weather tending to increase consumption. In the CFT market, growth has been driven by trends such as the aging of the population, increasing demand by younger consumers and the development of new cosmetic and skin care products. As packaging has shifted from glass and metal to plastic containers, which tend to rely on plastic closures, the use of plastic closures has grown more than the overall closures market.
     We were founded in 1964 and were acquired from our founders in 1986 by a group led by Jack L. Watts. We reincorporated in the State of Delaware on April 29, 1994. We have grown from $31.4 million in sales and 2.4 billion in closure units sold in fiscal 1988 to $271.6 million in sales and over 12.0 billion closures and 291.7 million bottles sold in fiscal 2006. Portola’s senior management has significant experience in the plastic packaging business.
Competitive Strengths
     Leading and defensible market shares. We believe that we are a leader in significant segments of the United States water, dairy, food service and CFT closure markets. In addition, we believe that we are a market share leader in the United Kingdom dairy closure market, the Canadian dairy bottle and closure markets, and certain Mexican water and dairy closure markets. We believe our market leadership positions are defensible due to our being a low-cost provider, commitment to research and development, long-standing customer relationships, excellent customer service and strong brand recognition.
     Broad product offering. We believe that our product offerings are among the most extensive in our industry. In addition to our broad array of closures, we offer a number of complementary products and services that enable our customers to improve the quality and safety of their products (see the discussion of product integrity below) and that provide incentives for them to purchase additional products from us. Depending on the market, these products and services include blowmolded plastic bottles, neck finish molds that match our closures, blowmolding tooling and molds, capping equipment, turnkey water filling equipment and the decorating, finishing and assembly of customers’ products. Our research and development activities, as well as our customer service functions, enable us to continue to improve these products and services in response to customer feedback.
     Manufacturing expertise. Our operations use advanced automated and proprietary manufacturing processes to provide high quality products at relatively low production costs. We have a continuous process improvement program designed to further automate our production flow, enhance the capabilities of our workforce and upgrade our molds, equipment and systems. This enables us to limit our direct labor costs while meeting the strict sanitary requirements necessary for producing food and beverage packaging products. Beginning in fiscal 2004 and continuing throughout fiscal 2006, we have applied our continuous process improvement program to the operations of PTI, which we believe has yielded and will continue to yield significant improvements in PTI’s operations. In addition, we have developed significant propriety manufacturing processes that we believe provide us with a competitive advantage.
     Product development capabilities. Our strong commitment to research and development has led to significant product innovations, such as the original snap cap design, the five-gallon closure, the “tear strip” feature and ongoing improvements to the snap-screw and screw-on screw-off caps. Our product development strengths enable us to address customer requirements for product integrity, providing a wide range of high quality products and services that enable customers to enhance the safety and security of their products and enhance their brand equity.
     Loyal customer base. Our consistent product quality and customer service have allowed us to develop strong relationships with our customers. In addition, the multinational scope of our operations, and our ability to produce products that meet our customers’ quality standards consistently across geographic markets is increasingly important to large global customers. Our relationships with our top 25 customers average 14 years in length.
Business Strategy
     Our primary strategy is to increase cash flow by maintaining and extending our position as a leader in significant segments in the plastic closure, bottle and CFT markets. The key elements of this strategy are as follows:
     Emphasizing research and development and product engineering. Packaging of food, beverages and CFT products is rapidly changing in the marketplace, as producers encounter increased competition and escalating sophistication among their customers. The demands for new packaging solutions can only be met by using new materials and innovative design and manufacturing techniques. We are continuing our commitment to the research and development of new containers, closures and packaging systems.
     Emphasizing customer support and total product solutions. We build long-term relationships with customers and attract new customers by providing on-time delivery and technical service and support and by selling our products and services as total product solutions. We work closely with our customers to design closures and compatible container necks and neck inserts that meet their specific needs, provide them with a wide range of stock and customizable products and support their ongoing needs for service and support. Many of our beverage closure customers also use our custom capping equipment, which we believe improves their products and strengthens our relationships with them.
     Expanding sales in markets outside of the United States. We expect significant growth in markets outside of the United States for plastic closures, containers and capping equipment, as bottled water, other non-carbonated beverage and CFT companies in international markets adopt more advanced packaging materials and techniques. We are seeking to capitalize on these growth opportunities by entering into joint ventures with local bottle manufacturers, bottlers and distributors, by increasing export sales and by establishing direct operations in local markets.
     Low cost producers in our markets. Our operations use advanced automated and proprietary manufacturing processes to provide high quality products at relatively low production costs. We have a continuous process improvement program designed to further automate our production flow, enhance the capabilities of our workforce and upgrade our molds, equipment and systems. This enables us to limit our direct labor costs while meeting the strict sanitary requirements necessary for producing food and beverage packaging products in our markets.
     Product integrity initiative. We have adopted a product integrity strategy in which we focus on providing products and services that leverage our core strengths in enhancing our customers’ product safety and protecting their brand equity. We design our products to assure customers that their products will be received by end-users with all of the attributes the manufacturer intended, including taste, freshness, odor and effectiveness. In addition, product integrity encompasses other safety and security services designed to protect the integrity of the manufacturing process and protect products as they move through the distribution chain.

     Seeking strategic acquisitions. From time to time we may consider strategic acquisitions, focusing on markets with higher growth rates than those we currently serve, and on markets in which we can leverage our strengths in product integrity and manufacturing efficiency.
The Notes
     The following is a brief summary of the terms of the Notes. For a more complete description of the terms of the Notes, see “Description of Notes” in this Prospectus.

Issuer	Portola Packaging, Inc., a Delaware corporation.

Securities Offered	$180,000,000 in aggregate principal amount of 8 1/4% Senior Notes due 2012 (the “Notes”).

Maturity Date	February 1, 2012.

Interest Payment Dates	February 1 and August 1, which commenced on August 1, 2004.

Interest Rate	8 1/4% per year (calculated using a 360-day year).

Optional Redemption	The Notes are redeemable at our option, in whole or in part, at any time on or after February 1, 2007, at the redemption prices set forth in this Prospectus, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to February 1, 2007, we may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more equity offerings of our common stock at a redemption price of 108.25% of the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Change of Control	If we experience a change of control, we may be required to offer to purchase the Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any. We might not be able to pay you the required price of the Notes you present to us at the time of a change of control because our amended and restated senior secured credit facility or other indebtedness may prohibit payment or we might not have enough funds at that time.

Guarantees	The Notes are guaranteed on a senior unsecured basis by all of our existing and future subsidiaries that guarantee other indebtedness of Portola, including our amended and restated senior secured credit facility with General Electric Credit Corporation (“GECC”), until such guarantees of other indebtedness are released. The guarantees are unsecured senior indebtedness of our subsidiary guarantors and have the same ranking with respect to indebtedness of our subsidiary guarantors as the Notes have with respect to our indebtedness. For fiscal 2006, our non-guarantor subsidiaries represented approximately 8.3% of our net sales.

Ranking	The Notes:

• are our senior unsecured obligations;

• rank equally in right of payment with all of our existing and future unsecured unsubordinated indebtedness;

•     are effectively junior to our existing and future secured debt, including debt under the amended and restated senior secured credit facility, to the extent of the value of the assets securing such debt;

• are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the Notes; and

• are senior in right of payment to any future senior subordinated or subordinated indebtedness.

Covenants	The indenture governing the Notes contains covenants that impose significant restrictions on our business. The restrictions these covenants place on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to:

• incur additional debt and guarantees;

• pay dividends or distributions and repurchase our stock;

• make other restricted payments, including without limitation, investments;

• create liens;

• enter into agreements that restrict dividends from subsidiaries;

• sell or otherwise dispose of assets, including capital stock of subsidiaries;

• enter into sale and leaseback transactions;

• enter into transactions with our affiliates; and

• enter into mergers, consolidations or sales of substantially all our assets.

These covenants are subject to important exceptions and qualifications, which are described under “Description of Notes — Certain Covenants.”

Mandatory offers to purchase	In connection with certain asset dispositions, we may be required to use the proceeds from those asset dispositions to:

• repay secured debt, including borrowings under our amended and restated senior secured credit facility;

• invest in assets related to our business; and/or

•     make an offer to purchase the Notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if such proceeds are not otherwise used within 360 days to repay senior secured indebtedness or to invest in assets related to our business.

     You should carefully consider all the information in this Prospectus before deciding whether to invest in the Notes. In particular, we urge you to consider carefully the specific factors set forth under “Risk Factors” beginning on page 11 of this Prospectus.

SUMMARY FINANCIAL INFORMATION
     The following tables show summary historical consolidated financial data of Portola. The consolidated statements of operations data for each of the three years in the period ended August 31, 2006 and the consolidated balance sheets data as of August 31, 2005 and 2006 are derived from our audited financial statements included elsewhere in this Prospectus. The consolidated balance sheets data as of August 31, 2004 are derived from our audited financial statements not included in this Prospectus.
     The data presented below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes included elsewhere in this Prospectus. The historical results are not necessarily indicative of results to be expected in any future period.
Summary Historical Financial Information

	Year Ended August 31,
	2004	2005	2006
	(Dollars in thousands)
Consolidated statements of operations data, as amended:
Sales(1)	$242,507	$264,964	$271,603
Cost of sales	201,808	220,994	226,263

Gross profit	40,699	43,970	45,340
Selling, general and administrative	30,894	28,252	24,138
Research and development	6,209	3,836	3,872
(Gain) loss on sale of property plant and equipment(2)	(1,582)	39	(893)
Fixed asset impairment charge(3)	1,120	—	—
Amortization of intangibles	1,233	989	846
Goodwill and other intangibles impairment charge(4)	—	—	17,851
Litigation settlement	—	—	7,000
Restructuring costs(5)	3,809	2,471	840

	41,683	35,587	53,654

Income (loss) from operations	(984)	8,383	(8,314)
Interest income(6)	(212)	(43)	(53)
Interest expense	15,843	16,439	17,101
Amortization of debt issuance costs	2,545	1,609	1,614
Loss on warrant redemption(7)	1,867	—	—
Minority interest expense (income)(8)	5	(3)	—
Equity loss (income) of unconsolidated affiliates, net(9)	(625)	(235)	(252)
Foreign currency transaction loss (gain)	(968)	(1,523)	(1,444)
Other expense (income), net	159	(37)	(37)

	18,614	16,207	16,929

Income (loss) before income taxes	(19,598)	(7,824)	(25,243)
Income tax provision	1,193	3,729	3,523

Net income (loss)	$(20,791)	$(11,553)	$(28,766)

	As of August 31,
	2004	2005	2006
	(Dollars in thousands)
Consolidated balance sheets data:
Working capital	$32,879	$31,291	$28,020
Total assets	189,082	179,969	156,740
Total debt	199,484	203,977	204,988
Total shareholders’ deficit	(46,871)	(57,754)	(85,861)
Cash flow data:
Net cash (used in) provided by operating activities	(383)	(1,196)	9,576
Net cash used in investing activities	(53,038)	(12,992)	(9,676)
Net cash provided by financing activities	61,089	3,551	788
Other data:
Closure unit volume (in millions) (unaudited)	12,174	12,645	12,001
Closure unit volume growth (unaudited)	(1.3)%	3.9%	(5.1)%
EBITDA(10)	17,023	25,962	27,057
Depreciation and amortization	18,233	15,738	33,585
Amortization of debt issuance costs	2,545	1,609	1,614
Capital expenditures	22,150	12,493	13,399
See next page for Notes to Summary Historical Financial Information.

Notes to Summary Historical Financial Information
(1)	During fiscal 2004, we acquired Tech Industries, Inc. (renamed Portola Tech International, or PTI) for approximately $40.0 million. PTI is a manufacturer of plastic closures and containers for the CFT industries. PTI gave us an entrance into the CFT markets.
(2)	(Gain) loss on sale of property, plant and equipment in fiscal 2006 was due primarily to the sale of land and building in San Jose and the sale of our warehouse in Woonsocket, Rhode Island. The gain on these two transactions was $0.9 million. A gain of $1.6 million on the sale of our manufacturing buildings in Chino and San Jose, California occurred in fiscal 2004.
(3)	We identified the Sumter, South Carolina facility would not be utilized in the near term and recognized an asset impairment loss of $1.1 million related to this building in 2004. As part of our restructuring plan in fiscal 2004, we closed our Sumter, South Carolina plant and moved the operations to our Kingsport, Tennessee plant.
(4)	Based on our review of goodwill and other intangible assets, we identified the goodwill for Mexico and the goodwill, trademark, covenants not to compete, technology licenses and customer lists for Portola Tech were impaired based on EBITDA multiplier methodology for Mexico and the discounted cash flows method for Portola Tech. We recorded an impairment loss during fiscal 2006 of $1.2 million for Mexico and $16.7 million for United States – CFT.
(5)	We incurred restructuring costs of $0.8 million during fiscal 2006 related to the reduction of workforce and movement of operations. During fiscal 2006, we moved our tooling operation from Michigan to Pennsylvania. We also reduced the workforce in our corporate division, Blow Mold and United Kingdom divisions; costs related primarily to employee severance. At August 31, 2006, approximately $1.9 million had been charged against the restructuring reserve.

We incurred restructuring costs of $2.5 million during fiscal 2005 related to the reduction of workforce in selling, general and administrative areas primarily in the corporate division and in various manufacturing divisions throughout Portola, including PTI, Mexico, U.K., United States – Closures and Other. At August 31, 2005, accrued restructuring costs amounted to $1.1 million for employees severance costs. As of August 31, 2005, approximately $2.8 million had been charged against the restructuring reserve for the employee severance costs incurred during fiscal 2005 and prior years. The majority of the accrual balance was paid within twelve months from the end of fiscal 2005. For more information see Note 4 of the Notes to our Consolidated Financial Statements.

We incurred restructuring costs of $3.8 million during fiscal 2004 related to the closing and relocation of three plants in San Jose and Chino, California and Sumter, South Carolina, as well as a reduction of work force in the research and development and selling, general and administrative staffs. At August 31, 2004, accrued restructuring costs amounted to $1.4 million for employee severance costs. As of August 31, 2004, approximately $2.7 million had been charged against the restructuring reserve for the employee severance costs incurred during fiscal 2004 and prior years. The operations from the two California plants have been relocated to a new facility located in Tolleson, Arizona, a suburb of Phoenix. We entered into a fifteen-year lease commencing December 1, 2003 for the Tolleson, Arizona facility.
(6)	Interest income includes income on the revaluation of redeemable warrants to purchase shares of our Class A Common Stock. See Note 10 of the Notes to our Consolidated Financial Statements.
(7)	We had two outstanding warrants to purchase shares of our Class A Common Stock, each redeemable at the option of the holder upon 60 days’ prior written notice to us. These warrants were redeemable through June 30, 2004 and June 30, 2008, respectively. The redemption prices of the warrants were based on the higher of the price per share of our common stock or an amount computed under formulas in the warrant agreements. Following the offering of the Notes on January 23, 2004, we offered to repurchase both of the warrants. During February 2004, one warrant holder agreed to our repurchase of 2,052,526 shares of our Class A Common Stock into which the warrant was convertible at a net purchase price of $5.19 1/3 per share. This new price was based upon a price per share of common stock of $5.80 that was agreed to with the holder, minus the warrant exercise price of 60-2/3 cents for each share of Class A Common Stock. The aggregate warrant repurchase price was $10.7 million and the funds were paid on February 23, 2004. We recognized a loss of $1.7 million on the transaction during the second quarter of fiscal 2004 due to having increased the deemed price of our common stock from $5.00 per share to $5.80 per share as agreed with the warrant holder. During March 2004, the second warrant holder agreed to our repurchase of 440,215 shares of our Class A Common Stock into which the warrant was convertible at a net repurchase price of $3.30 per share. This new price was based upon an agreed price per share of common stock of $5.80, minus the warrant exercise price of $2.50 for each share of Class A Common Stock. The aggregate warrant repurchase price was $1.5 million and the funds were paid on May 4, 2004. We recognized a loss of $0.2 million on the transaction during the second quarter of fiscal 2004 due to having increased the deemed price of our common stock from $5.00 per share to the agreed-upon price of $5.80 per share. Prior to the redemption of the warrants, the carrying value of the warrants totaled $10.2 million, which represented the estimated fair value of the instruments as determined by our management using the Black-Scholes pricing model.
(8)	Represents minority interest expense for our consolidated subsidiaries that are not wholly owned.
(9)	Represents equity (income) loss relating to our 50% interest in Capsnap Europe Packaging GmbH.
(10)	EBITDA represents, for any relevant period, income (loss) before interest expense, taxes, depreciation of property, plant and equipment, amortization of debt issuance costs and amortization of intangibles. EBITDA is not a recognized term under generally accepted accounting principles (“GAAP”) and does not purport to be an alternative to net income as a measure of operating performance or to cash flow from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. We use EBITDA as a measure of our financial performance and certain investors may use this as a measure of our financial performance. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. The following table provides our calculation of EBITDA:

	Year Ended August 31,
	2004	2005	2006
	(Dollars in thousands)
Consolidated net loss	$(20,791)	$(11,553)	$(28,766)
Add: Interest expense	15,843	16,439	17,101
Taxes	1,193	3,729	3,523
Depreciation and amortization	18,233	15,738	33,585
Amortization of debt issuance costs	2,545	1,609	1,614

EBITDA	$17,023	$25,962	$27,057

RISK FACTORS
     You should read and consider carefully each of the following factors, as well as the other information contained in this Prospectus before deciding whether to invest in the Notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. For purposes of this “Risk Factors” section, the terms “we,” “us,” “our,” the “Company” and “Portola” refer to Portola Packaging, Inc. and its subsidiaries, unless the context signifies otherwise.
Risks Related to the Notes
     Our level of indebtedness could limit cash flow available for our operations and could adversely affect our ability to obtain additional financing.
     As of August 31, 2006, our total indebtedness was approximately $205.0 million. $180.0 million of this amount represented the aggregate principal amount of the Notes, $24.9 million represented funds drawn down under our senior secured credit facility and $0.1 million principally consisted of capital leases. Moreover, as of August 31, 2006, we had a total shareholders’ deficit of $85.9 million. Our level of indebtedness could restrict our operations and make it more difficult for us to fulfill our obligations under the Notes. Among other things, our indebtedness may:
•	limit our ability to obtain additional financing for working capital, capital expenditures, strategic acquisitions and general corporate purposes;

•	require us to dedicate all or a substantial portion of our cash flow to service our debt, which will reduce funds available for other business purposes, such as capital expenditures or acquisitions;

•	limit our flexibility in planning for or reacting to changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic and industry conditions; and

•	make it more difficult for us to satisfy our financial obligations.
     Nonetheless, we and our subsidiaries may still be able to incur substantially more debt. The terms of our senior secured credit facility and the indenture governing the Notes permit additional borrowings and such borrowings may be secured debt.
     We do not know if a liquid market for the Notes will be sustained, if you will be able to sell your Notes at any particular time or if the prices that you receive when you sell the Notes will be favorable.
     The initial purchasers of the Notes have no obligation to make a market in the Notes and may discontinue making a market at any time without notice. J.P. Morgan Securities Inc. is an affiliate of ours, and its ability to make a market in the Notes will depend on our maintaining a current “market making” Prospectus. Accordingly, we cannot assure you that a liquid market will be sustained for the Notes, that you will be able to sell your Notes at any particular time or that the prices that you receive when you sell the Notes will be favorable.
     The liquidity of any market for the Notes will depend on a number of factors, including:
•	the number of holders of Notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the Notes; and

•	prevailing interest rates.

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. We cannot assure you that the market for the Notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the Notes.
     Our ability to service our debt and meet our cash requirements depends on many factors, some of which are beyond our control.
     Our ability to satisfy our obligations will depend on our future operating performance and financial results, which will be subject, in part, to factors beyond our control, such as interest rates and general economic, financial and business conditions. If we are unable to generate sufficient cash flow to service our debt, we may be required to:
•	refinance all or a portion of our debt, including the Notes;

•	obtain additional financing;

•	sell certain of our assets or operations;

•	reduce or delay capital expenditures; or

•	revise or delay our strategic plans.
     If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of our various debt instruments, including the indenture governing the Notes.
     The covenants in our senior secured credit facility and the indenture governing the Notes impose restrictions that may limit our operating and financial flexibility.
     Our senior secured credit facility and the indenture governing the Notes contain a number of significant restrictions and covenants that limit our ability and the ability of our subsidiaries to:
•	incur liens and debt or provide guarantees in respect of obligations of any other person;

•	issue redeemable preferred stock and subsidiary preferred stock;

•	make redemptions and repurchases of capital stock;

•	make loans, investments and capital expenditures;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations and asset dispositions;

•	engage in sale/leaseback transactions and affiliate transactions;

•	change our business, amend certain debt and other material agreements, and issue and sell capital stock of subsidiaries; and

•	make distributions to shareholders.
     Future adverse changes in our operating results or other negative developments, such as increases in interest rates or in resin prices, shortages of resin supply or decreases in sales of our products, could result in our being unable to comply with the financial covenants in our senior secured credit facility. If we fail to comply with any of our loan covenants in the future and are unable to obtain waivers from our lenders, we could be declared in default under these agreements, and our lenders could accelerate our obligations thereunder. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or our debt is in default for any reason, our business, financial condition and results of operations would be materially and adversely affected. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. See “Description of Notes” and “Description of Other Indebtedness.”
     The Notes are effectively subordinated to all of our secured debt, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the Notes.
     The Notes are not secured by any of our assets. The indenture governing the Notes permits us to incur certain secured indebtedness, including indebtedness under our senior secured credit facility. If we become insolvent or are liquidated, or if payment under the credit facility or other secured indebtedness is accelerated, the lenders under the credit facility and the holders of any other secured indebtedness would be entitled to exercise the remedies available to them as secured creditors under applicable laws and pursuant to instruments governing such indebtedness. Accordingly, such secured indebtedness would have a prior claim on the collateral and would effectively be senior to the Notes to the extent that the value of such collateral is sufficient to satisfy the indebtedness secured thereby. To the extent that the value of such collateral is not sufficient to satisfy the secured indebtedness, amounts remaining outstanding on such indebtedness would be entitled to share with holders of the Notes and other claims on us with respect to any of our other assets. In either event, because the Notes are not secured by any of our assets, it is possible that there will be insufficient assets remaining from which claims of the holders of the Notes could be satisfied. In addition, we cannot assure you that the guarantees from our subsidiary guarantors, or any guarantee delivered by a restricted subsidiary formed in the future, would not be subject to avoidance by another creditor as a fraudulent transfer or for other reasons. Our unrestricted subsidiaries do not guarantee our obligations under the Notes. Upon liquidation of any unrestricted subsidiary, such obligations would be effectively subordinated to claims of such subsidiary’s creditors upon its assets. It is likely that this will also be the case for other unrestricted subsidiaries that we may form in the future.
     The Notes are structurally subordinate to all indebtedness of our subsidiaries that are not guarantors of the Notes.
     You will not have any claim as a creditor against our subsidiaries that are not guarantors of the Notes. Indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be effectively senior to your claims against those subsidiaries.
     For fiscal 2006, our non-guarantor subsidiaries represented approximately 8.3% of our net sales, and at August 31, 2006, our non-guarantor subsidiaries represented approximately 6.6% of our total assets and had approximately $1.5 million of outstanding total liabilities, including trade payables, but excluding intercompany obligations. In addition, the indenture governing the Notes, subject to some limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.
     We may incur additional indebtedness ranking equal to the Notes.
     If we incur any additional indebtedness that ranks equally with the Notes, including trade payables, the holders of that debt will be entitled to share ratably with the holders of the Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to the holders of the Notes.
     We may be unable to purchase the Notes upon a change of control as required under the Indenture.
     Upon a change of control, we would be required to offer to purchase all of the Notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control were to occur, we cannot assure you that we would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. In addition, a change of control would constitute a default under our senior secured credit facility and, since indebtedness under the credit facility effectively ranks senior in priority to indebtedness under the Notes, we would be obligated to repay indebtedness under the credit facility in advance of indebtedness under the Notes. Our repurchase of Notes as a result of the occurrence of a change of control may be prohibited or limited by, or create an event of default under, the terms of other agreements relating to borrowings that we may enter into from time to time, including agreements relating to secured indebtedness. Failure by us to make or consummate a change of control offer would constitute an immediate event of default under the indenture governing the Notes, thereby entitling the trustee or holders of at least 25% in principal amount of the then outstanding Notes to declare all of the Notes to be due and payable immediately; provided that so long as any indebtedness permitted to be incurred pursuant to the senior secured credit facility is outstanding, such acceleration shall not be effective until the earlier of (i) an acceleration of any such indebtedness under the credit facility or (ii) five business days after receipt by us of written notice of such acceleration. In the event all of the Notes are declared due and payable, our ability to repay the Notes would be subject to the limitations referred to above.
     The change of control provisions in the indenture may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change in the magnitude required under the definition of change of control in the indenture to trigger our obligation to repurchase the Notes. Except as described above, the indenture does not contain provisions that permit the holders of the Notes to require us to repurchase or redeem the Notes in an event of a takeover, recapitalization or similar transaction.
     A subsidiary guarantee could be voided or subordinated because of federal bankruptcy law or comparable foreign and state law provisions.
     Our obligations under the Notes are guaranteed by our existing and future subsidiaries that guarantee other indebtedness of Portola, including our amended and restated senior secured credit facility, until such guarantees of other indebtedness are released. Under the federal bankruptcy law and comparable provisions of foreign and state fraudulent transfer laws or laws that require reimbursement of a guarantor of amounts paid out under a guarantee, one or more of the subsidiary guarantees could be voided, or claims in respect of a subsidiary guarantee could be subordinated to all other debts of that guarantor if, among other things the guarantor, at the time it incurred the indebtedness evidenced by its guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee and:
•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.
     In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.
     The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:
•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.
     We cannot be sure as to the standards that a court would use to determine whether or not the guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantee of the Notes would not be voided or the guarantee of the Notes would not be subordinated to that guarantor’s other debt.
     If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.
     A court could thus void the obligations under the guarantee or subordinate the guarantee to the applicable guarantor’s other debt or take other action detrimental to holders of the Notes.

Risks Related to our Business
     We have completed the integration of PTI with the beverage product elements of our company, and we may not realize the anticipated benefits of this acquisition on a timely basis or at all.
     The integration of PTI with our other operations has been completed. Nonetheless, we may not realize the expected operating efficiencies, growth opportunities and other benefits of the transaction that we anticipated at the time of the acquisition or may realize them later than planned. Our management was not initially experienced in the sales and marketing of CFT products, and we depend significantly on the sales and marketing capabilities of inherited PTI management.
     We may be subject to pricing pressures and credit risks due to consolidation in our customers’ industries, and we do not have long-term contracts with most of our customers.
     The dairy, bottled water and fruit juice industries, which constitute our largest customer base from a revenue perspective, have experienced consolidations through mergers and acquisitions in recent years, and this trend may continue. We could experience additional customer concentration, and our results of operations would be increasingly sensitive to changes in the business of customers that represent an increasingly large portion of our sales, or any deterioration of their financial condition. During fiscal 2006, our top ten customers accounted for approximately 40% of our sales. Consolidation has resulted in pricing pressures, as larger customers often have been able to make greater pricing and other demands over us.
     We do not have firm long-term contracts covering a majority of our sales. Although customers that are not under firm contracts provide indications of their product needs and purchases on a periodic basis, they generally purchase our products on an order-by-order basis, and the relationship, as well as particular orders, can be terminated at any time. The loss or significant decrease in business or a change in the procurement practices of any of our major customers may produce pricing pressures that could have a material adverse effect on our business, results of operations and financial condition.
     We are subject to competition in our markets.
     We face direct competition in each of our product lines from a number of companies, many of which have financial and other resources that are substantially greater than ours. We are experiencing significant competition from existing competitors with entrenched positions, and we may encounter new competitors with respect to our existing product lines as well as with respect to new products we might introduce. We have experienced a negative impact due to competitor pricing, and this impact has accelerated during the past and current fiscal years. Further, numerous well-capitalized competitors might expand their product offerings, either through internal product development or acquisitions of our direct competitors. Such competitors could introduce products or establish prices for their products in a manner that could adversely affect our ability to compete. Additionally, from time to time, we also face direct competition from bottling companies, carton manufacturers and other food and beverage providers that elect to produce their own closures rather than purchase them from outside sources.
     We are subject to the risk of changes in resin prices.
     Our products are molded from various plastic materials, primarily low density polyethylene (“LDPE”) resin. LDPE resin, which is a broadly traded commodity, accounts for a significant portion of our cost of sales for closures. Plastic resins, including LDPE, are subject to substantial price fluctuations resulting from shortages in supply and changes in the prices of natural gas, crude oil and other petrochemical products from which resins are produced, as well as other factors. Instability in the world markets for petroleum and natural gas could materially adversely affect the price and timely availability of raw materials. We have contracts with our three principal resin suppliers that provide for the adjustment of prices payable by us depending on periodic increases or decreases in published indices of national resin bulk pricing. Accordingly, the effects of resin pricing on us to a certain extent lag the market. Unprecedented significant resin price increases experienced during fiscal 2004, 2005 and 2006 have materially and adversely affected our gross margins and operating results. In the event that significant increases in resin prices continue in the future, we may not be able to pass such increases on to customers promptly in whole or in part. Such inability to pass on such increases, or delays in passing them on, would continue to have a material adverse effect on our sales and margins on a current or delayed basis. Most of our sales are either made to customers on a purchase order basis, which provide us with no assurance that we can pass on price increases to these customers, or pursuant to contracts that generally allow only quarterly price adjustments, which could delay our ability to pass on price increases to these customers, if at all. Moreover, even if the full amount of such price increases were passed on to customers, the increases would have the effect of reducing our gross margins. On the other hand, if resin prices decrease, customers typically would expect rapid pass-through of the decrease, and we cannot assure you that we would be able to maintain our gross margins.
     We may not be able to arrange for sources of resin from our regular vendors or alternative sources in the event of an industry-wide general shortage of resins used by us, or a shortage or discontinuation of certain types of grades of resin purchased from one or more of our suppliers.
     We are capital constrained, which has reduced our ability to make capital expenditures and has limited our flexibility in operating our business.
     At August 31, 2006, we had cash and cash equivalents of $2.6 million. A significant portion of our cash and cash equivalents and cash from operations must be used to service our significant debt obligations, which includes $3.0 million over the next two fiscal years for the Blackhawk Molding Company litigation settlement and $7.4 million in semi-annual interest payments with respect to the Notes. In addition, our senior secured credit facility and the indenture governing the Notes contain a number of significant restrictions and covenants that limit our ability and the ability of our subsidiaries to incur further indebtedness or make capital expenditures. We would also likely encounter difficulties in raising capital through an equity offering, particularly as a company whose stock is not publicly traded. As a result of our current financial position, we are limited in our ability to allocate equipment and other resources to meet emerging market and customer needs and from time to time are unable to take advantage of sales opportunities for new products. Similarly, we are sometimes unable to implement cost-reduction measures that might be possible if we are unable to bring on line more efficient plant and equipment. These limitations in operating our business could adversely affect our operating results and growth prospects.
     The integration of future acquisitions may result in substantial costs, delays and other problems.
     We may not be able to successfully integrate future acquisitions, if any, without substantial costs, delays or other problems. Future acquisitions would require us to expend substantial managerial, operating, financial and other resources to integrate any new businesses. The costs of such integration could have a material adverse effect on our operating results and financial condition. Such costs would likely include non-recurring acquisition costs, investment banking fees, recognition of transaction-related obligations, plant closing and similar costs and various other acquisition-related costs. In addition, each transaction inherently carries an unavoidable level of risk regarding the actual condition of the acquired business, regardless of the investigation we may conduct beforehand. Until we assume operating control of such businesses, we may not be able to ascertain the actual value or understand the potential liabilities of the acquired entities. If and when we acquire a business, we would likely be subject to risks including:
•	the possibility that it would be difficult to integrate the operations into our existing operations;

•	the possibility that we had acquired substantial undisclosed liabilities;

•	the risks of entering markets, producing products or offering services for which we had no prior experience;

•	the potential loss of customers of the acquired business; and

•	the possibility we might be unable to recruit managers with the necessary skills to supplement or replace the incumbent management of the acquired business.
     We may not be successful in overcoming these risks.
     We depend on new business development, international expansion and acquisitions.
     We believe that growth has slowed in the domestic markets for our traditional beverage products and that, in order to increase our sales, we must continue to develop new products in the markets we currently serve and new products in different markets, to make acquisitions and to expand in our international markets. Developing new products, expanding into new markets and identifying and completing acquisitions will require a substantial investment and involve additional risks. We cannot assure you that our efforts to achieve such development and expansion or to identify and complete potential acquisitions will be successful. Expansion poses risks and potential adverse effects on our operating results, such as the diversion of management’s attention, the loss of key personnel and the risks of unanticipated problems and liabilities. We may be unsuccessful in making acquisitions because of capital constraints and because our senior credit facility imposes significant restrictions on our ability to make investments in or acquire other companies.
     Difficulties presented by non-U.S. economic, political, legal, accounting and business factors could negatively affect our interests and business efforts
     Approximately 53% of our sales for fiscal 2006 were derived from shipments to destinations outside of the United States or from our operations outside the United States. We intend to expand such exports and our international operations and customer base. Our sales outside of the United States generally involve longer payment cycles from customers than our United States sales. Our operations outside the United States require us to comply with the legal requirements of foreign jurisdictions and expose us to the political consequences of operating in foreign jurisdictions. Our operations outside the United States are also subject to the following potential risks:
•	difficulty in managing and operating such operations because of distance, and, in some cases, language and cultural differences;

•	fluctuations in the value of the U.S. dollar that could increase or decrease the effective price of our products sold in U.S. dollars and might have a material adverse effect on sales or costs, require us to raise or lower our prices or affect our reported sales or margins in respect of sales conducted in foreign currencies;

•	difficulty entering new international markets due to greater regulatory barriers than those of the United States and differing political systems;

•	increased costs due to domestic and foreign customs and tariffs, adverse tax legislation, imposition or increases of withholding and other taxes on remittances and other payments by subsidiaries;

•	credit risk or financial condition of local customers and distributors;

•	potential difficulties in staffing and labor disputes;

•	risk of nationalization of private enterprises;

•	government embargoes or foreign trade restrictions such as anti-dumping duties;

•	increased costs of transportation or shipping;

•	ability to obtain supplies from foreign vendors and ship products internationally during times of crisis or otherwise;

•	difficulties in protecting intellectual property;

•	increased worldwide hostilities;

•	potential imposition of restrictions on investments; and

•	local political, economic and social conditions such as hyper-inflationary conditions and political instability.
     Any further expansion of our international operations would increase these and other risks. As we enter new geographic markets, we may encounter competition from the primary participants in those markets that may have significantly greater market knowledge and that may have substantially greater resources than we do. In addition, we conduct some of our international operations through joint venture arrangements in which our operational and financial control of the business are limited.
     Adverse weather conditions could adversely impact our financial results.
     Weather conditions around the world can have a significant impact on our sales. Unusually cool temperatures during a hot weather season in one or more of our markets have adversely affected, and could again adversely affect, sales of our products in those markets. Hurricanes and other natural disasters can adversely affect the availability and cost of resins.

     We are subject to risks that our intellectual property may not be adequately protected, and we may be adversely affected by the intellectual property rights of others.
     We rely on a combination of patents and trademarks, licensing agreements and unpatented proprietary know-how and trade secrets to establish and protect our intellectual property rights. We enter into confidentiality agreements with customers, vendors, employees, consultants and potential acquisition candidates to protect our know-how, trade secrets and other proprietary information. However, these measures and our patents and trademarks may not afford complete protection of our intellectual property and it is possible that third parties may copy or otherwise obtain and use our proprietary information and technology without authorization or otherwise infringe on our intellectual property rights. We cannot assure you that our competitors will not independently develop equivalent or superior know-how, trade secrets or production methods.
     We are involved in litigation from time to time in the course of our business to protect and enforce our intellectual property rights, and third parties from time to time initiate litigation against us asserting that our business infringes or violates their intellectual property rights. We cannot assure you that our intellectual property rights have the value that we believe them to have or that our products will not be found to infringe upon the intellectual rights of others. Further, we cannot assure you that we will prevail in any such litigation, or that the results or costs of any such litigation will not have a material adverse effect on our business. For example, on May 31, 2006, Portola and Blackhawk Molding Company settled a patent infringement claim where we agreed to pay Blackhawk Molding Company $4.0 million on June 30, 2006, $0.5 million per quarter for four quarters thereafter and $0.25 million for the following four quarters. We have ample cash flow from operations and lines of credit to make these payments. Any litigation concerning intellectual property could be protracted and costly and is inherently unpredictable and could have a material adverse effect on our business and results of operations regardless of its outcome.
     A number of our patents relating to one of our closure product lines have expired in recent years. We believe that such expirations have, to varying effect, adversely affected our margins as competitors who have become free to imitate our designs have begun to compete aggressively against us in the pricing of certain products. These adverse effects will only be partially ameliorated to the extent that we continue to obtain new patents.
     The laws of certain countries in which our products or technology are or may be licensed may not protect our intellectual property rights to the same extent as the laws of the United States. The protection offered by the patent laws of foreign countries may be less protective than the United States patent laws.
     Defects in our products could result in litigation and harm our reputation.
     Many of our products are used to cap beverage and food products. From time to time in the past, we and other producers of similar products have received complaints from customers and end-consumers claiming that such products might cause or almost caused injury to the end-consumer. In some instances, such claims have alleged defects in manufacture or faulty design of our closures. In the event an end-consumer suffers a harmful accident, we could incur substantial costs in responding to complaints or litigation. Further, if any of our products were found to be defective, we could incur damages and significant costs in correcting any defects, lose sales and suffer damage to our reputation.
     Our customers’ products could be contaminated through tampering, which could harm our reputation and business.
     Terrorist activities could result in contamination or adulteration of our customers’ products, as our products are tamper resistant but not tamper proof. We cannot assure you that a disgruntled employee or third party could not introduce an infectious substance into packages of our finished products, either at our manufacturing plants or during shipment of our products. Were our products or our customers’ products to be tampered with in a manner not readily capable of detection, we could experience a material adverse effect to our reputation, business, operations and financial condition.
     Changes to government regulations affecting our products could harm our business.
     Our products are subject to governmental regulation, including regulation by the Federal Food and Drug Administration and other agencies in the United States and elsewhere. A change in government regulation could adversely affect our business. We cannot assure you that federal, state or foreign authorities will not issue regulations in the future that could materially increase our costs of manufacturing certain of our products. Our failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls, or seizures as well as potential criminal sanctions, which could have a material adverse effect on us.
     Our business may be adversely affected by compliance obligations or liabilities under environmental, health and safety laws and regulations.
     We are subject to federal, state, local and foreign environmental and health and safety laws and regulations that could result in liability, affect ongoing operations and increase capital costs and operating expenses in order to maintain compliance with such requirements. Some of these laws and regulations provide for strict and joint and several liability regarding contaminated sites. Such sites may include properties currently or formerly owned or operated by us and properties to which we disposed of, or arranged to dispose of, wastes or hazardous substances. Based on the information presently known to us, we do not expect environmental costs or contingencies to have a material adverse effect on us. We may, however, be affected by hazards or other conditions presently unknown to us. In addition, we may become subject to new requirements pursuant to evolving environmental, and health and safety, laws and regulations. Accordingly, we cannot assure you that we will not incur material environmental costs or liabilities in the future.
     We depend upon key personnel.
     We believe that our future success depends upon the knowledge, ability and experience of our personnel. The loss of key personnel responsible for managing Portola or for advancing our product development could adversely affect our business and financial condition.
     We are controlled by Jack L. Watts, a Director and major shareholder, and J.P. Morgan Partners 23A SBIC, LLC, an affiliate of J.P. Morgan Securities Inc., and their interests may conflict with those of our other security holders.
     Jack L. Watts (a Director and major shareholder), and J.P. Morgan Partners 23A SBIC, LLC (an affiliate of J.P. Morgan Securities Inc.) own a majority of our common stock. Robert Egan, a member of our Board of Directors, is a Senior Advisor on a limited basis to J.P. Morgan Partners, LLC and was formerly a Partner of J.P. Morgan Entertainment Partners, LLC, each of which is an affiliate of J.P. Morgan Partners 23A SBIC, LLC. The interests of Mr. Watts, Mr. Egan and J.P. Morgan Partners 23A SBIC, LLC may not in all cases be aligned with the interests of our other security holders. We currently have two independent directors (as defined under the federal securities laws) on our Board of Directors. Our Board of Directors and Compensation Committee have not met, including at such times when they have considered issues of importance to us, the standard “independence” requirements that would be applicable if our equity securities were traded on NASDAQ or the New York Stock Exchange; however, the Audit Committee does meet such independence requirements. We have engaged in a number of related party transactions. For example, from 1999 through 2002, we engaged in several transactions with Sand Hill Systems, Inc., an entity in which Mr. Watts and other of our officers and directors had a financial interest. See “Related Party Transactions” and Note 15 of the Notes to Consolidated Financial Statements.
USE OF PROCEEDS
     This Prospectus is delivered in connection with the sale of Notes by J.P. Morgan Securities Inc. in market-making transactions. We will not receive any of the proceeds from such transactions.

SELECTED CONSOLIDATED FINANCIAL DATA
     The following tables show summary historical consolidated financial data of Portola. The consolidated statements of operations data for each of the three years in the period ended August 31, 2006 and the consolidated balance sheets data as of August 31, 2005 and 2006 are derived from our audited financial statements included elsewhere in this Prospectus. The consolidated statements of operations data for the years ended August 31, 2002 and 2003 and the consolidated balance sheets data as of August 31, 2002, 2003 and 2004 are derived from our audited financial statements not included in this Prospectus.
     The data presented below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes included elsewhere in this Prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

	Year ended August 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)
Consolidated statements of operations data, as amended:
Sales(1)	$210,757	$215,315	$242,507	$264,964	$271,603
Cost of sales	157,270	166,777	201,808	220,994	226,263

Gross profit	53,487	48,538	40,699	43,970	45,340
Selling, general and administrative	30,844	29,307	30,894	28,252	24,138
Research and development	3,069	4,729	6,209	3,836	3,872
(Gain) loss on sale of property plant and equipment(2)	(20)	30	(1,582)	39	(893)
Fixed asset impairment charge(3)	—	—	1,120	—	—
Amortization of intangibles(4)	1,551	903	1,233	989	846
Goodwill and other intangibles impairment charge(5)	—	207	—	—	17,851
Litigation settlement	—	—	—	—	7,000
Restructuring costs(6)	—	405	3,809	2,471	840

	35,444	35,581	41,683	35,587	53,654

Income (loss) from operations	18,043	12,957	(984)	8,383	(8,314)
Interest income(7)	(1,083)	(120)	(212)	(43)	(53)
Interest expense	13,251	12,544	15,843	16,439	17,101
Amortization of debt issuance costs	756	777	2,545	1,609	1,614
Loss on warrant redemption(8)	—	—	1,867	—	—
Minority interest expense (income)(9)	113	73	5	(3)	—
Equity loss (income) of unconsolidated affiliates, net(10)	(340)	(415)	(625)	(235)	(252)
Income on dissolution of joint venture	(475)	—	—	—	—
Income on recovery of investments(11)	(1,103)	—	—	—	—
Foreign currency transaction loss (gain)	285	(348)	(968)	(1,523)	(1,444)
Other expense (income), net	(39)	194	159	(37)	(37)

	11,365	12,705	18,614	16,207	16,929

Income (loss) before income taxes	6,678	252	(19,598)	(7,824)	(25,243)
Income tax provision	2,242	2,071	1,193	3,729	3,523

Net income (loss)	$4,436	$(1,819)	$(20,791)	$(11,553)	$(28,766)

	Year ended August 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)
Consolidated balance sheets data:
Working capital	$18,147	$10,457	$32,879	$31,291	$28,020
Total assets	136,531	132,674	189,082	179,969	156,740
Total debt	130,911	127,235	199,484	203,977	204,988
Redeemable warrants(12)	10,359	10,302	—	—	—
Total shareholders’ deficit	(25,046)	(26,413)	(46,871)	(57,754)	(85,861)
Cash flow data:
Net cash provided by (used in) operating activities	24,291	14,294	(383)	(1,196)	9,576
Net cash used in investing activities	(10,927)	(10,582)	(53,038)	(12,992)	(9,676)
Net cash (used in) provided by financing activities	(12,135)	(3,870)	61,089	3,551	788
Other data:
Closure unit volume (in millions) (unaudited)	12,693	12,337	12,174	12,645	12,001
Closure unit volume growth (unaudited)	(1.4)%	(2.8)%	(1.3)%	3.9%	(5.1)%
EBITDA(13)	40,033	31,590	17,023	25,962	27,057
Depreciation and amortization	19,348	18,017	18,233	15,738	33,585
Amortization of debt issuance costs	756	777	2,545	1,609	1,614
Capital expenditures	10,488	11,081	22,150	12,493	13,399
See next page for notes to selected consolidated financial data.

Notes to Selected Consolidated Financial Data
(1)	During fiscal 2004, we acquired PTI for approximately $40.0 million. PTI is a manufacturer of plastic closures and containers for the CFT industries. PTI gave us an entrance into the CFT markets.
(2)	(Gain) loss on sale of property, plant and equipment in fiscal 2006 was due primarily to the sale of land and building in San Jose and the sale of our warehouse in Woonsocket, Rhode Island. The gain on these two transactions was $0.9 million. A gain of $1.6 million on the sale of our manufacturing buildings in Chino and San Jose, California occurred in fiscal 2004.
(3)	We identified the Sumter, South Carolina facility would not be utilized in the near term and recognized an asset impairment loss of $1.1 million related to this building in 2004. As part of our restructuring plan in fiscal 2004, we closed our Sumter, South Carolina plant and moved the operations to our Kingsport, Tennessee plant.
(4)	Includes amortization of patents and technology licenses, tradename, covenants not–to–compete and customer relationships for all years presented and also includes goodwill amortization for fiscal 2001. Effective September 1, 2001, we chose early adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” for existing goodwill and other identifiable assets, at which time the amortization of goodwill ceased.
(5)	Based on our review of goodwill and other intangible assets, we identified the goodwill for Mexico and the goodwill, trademark, covenants not to compete, technology licenses and customer lists for Portola Tech were impaired based on EBITDA multiplier methodology for Mexico and the discounted cash flows method for Portola Tech. We recorded an impairment loss during fiscal 2006 of $1.2 million for Mexico and $16.7 million for United States – CFT.
(6)	We incurred restructuring costs of $0.8 million during fiscal 2006 related to the reduction of workforce and movement of operations. During fiscal 2006, we moved our tooling operation from Michigan to Pennsylvania. We also reduced the workforce in our corporate division, Blow Mold and United Kingdom divisions; costs related primarily to employee severance. At August 31, 2006, approximately $1.9 million had been charged against the restructuring reserve.

We incurred restructuring costs of $2.5 million during fiscal 2005 related to the reduction of workforce in selling, general and administrative areas primarily in the corporate division and in various manufacturing divisions throughout Portola, including PTI, Mexico, U.K., United States – Closures and Other. At August 31, 2005, accrued restructuring costs amounted to $1.1 million for employees severance costs. As of August 31, 2005, approximately $2.8 million had been charged against the restructuring reserve for the employee severance costs incurred during fiscal 2005 and prior years. The majority of the accrual balance was paid within twelve months from the end of fiscal 2005. For more information see Note 4 of the Notes to our Consolidated Financial Statements.

We incurred restructuring costs of $3.8 million during fiscal 2004 related to the closing and relocation of three plants in San Jose and Chino, California and Sumter, South Carolina, as well as a reduction of work force in the research and development and selling, general and administrative staffs. At August 31, 2004, accrued restructuring costs amounted to $1.4 million for employee severance costs. As of August 31, 2004, approximately $2.7 million had been charged against the restructuring reserve for the employee severance costs incurred during fiscal 2004 and prior years. The operations from the two California plants have been relocated to a new facility located in Tolleson, Arizona, a suburb of Phoenix. We entered into a fifteen-year lease commencing December 1, 2003 for the Tolleson, Arizona facility.
(7)	Interest income includes income on the revaluation of redeemable warrants to purchase shares of our Class A Common Stock. See Note 10 of the Notes to our Consolidated Financial Statements.
(8)	Represents loss on warrant redemption in fiscal 2004 (see Note 11 to Summary Historical Financial Information below).
(9)	Represents minority interest expense for our consolidated subsidiaries that are not wholly owned.
(10)	Represents equity (income) loss relating to our 50% interest in Capsnap Europe Packaging GmbH.

(11)	Represents income relating to the forgiveness of debt in the dissolution of one of our joint ventures.
(12)	We had two outstanding warrants to purchase shares of our Class A Common Stock, each redeemable at the option of the holder upon 60 days’ prior written notice to us. These warrants were redeemable through June 30, 2004 and June 30, 2008, respectively. The redemption prices of the warrants were based on the higher of the price per share of our common stock or an amount computed under formulas in the warrant agreements. Following the offering of the Notes on January 23, 2004, we offered to repurchase both of the warrants. During February 2004, one warrant holder agreed to our repurchase of 2,052,526 shares of our Class A Common Stock into which the warrant was convertible at a net purchase price of $5.19 1/3 per share. This new price was based upon a price per share of common stock of $5.80 that was agreed to with the holder, minus the warrant exercise price of 60-2/3 cents for each share of Class A Common Stock. The aggregate warrant repurchase price was $10.7 million and the funds were paid on February 23, 2004. We recognized a loss of $1.7 million on the transaction during the second quarter of fiscal 2004 due to having increased the deemed price of our common stock from $5.00 per share to $5.80 per share as agreed with the warrant holder. During March 2004, the second warrant holder agreed to our repurchase of 440,215 shares of our Class A Common Stock into which the warrant was convertible at a net repurchase price of $3.30 per share. This new price was based upon an agreed price per share of common stock of $5.80, minus the warrant exercise price of $2.50 for each share of Class A Common Stock. The aggregate warrant repurchase price was $1.5 million and the funds were paid on May 4, 2004. We recognized a loss of $0.2 million on the transaction during the second quarter of fiscal 2004 due to having increased the deemed price of our common stock from $5.00 per share to the agreed-upon price of $5.80 per share. Prior to the redemption of the warrants, the carrying value of the warrants totaled $10.2 million, which represented the estimated fair value of the instruments as determined by our management using the Black-Scholes pricing model.
(13)	EBITDA represents, for any relevant period, income (loss) before interest expense, taxes, depreciation of property, plant and equipment, amortization of debt issuance costs and amortization of intangibles. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flow from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. We use EBITDA as a measure of our financial performance and certain investors may use this as a measure of our financial performance. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. The following table provides our calculation of EBITDA:

	Year Ended August 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)
Consolidated net income (loss)	$4,436	$(1,819)	$(20,791)	$(11,553)	$(28,766)
Add: Interest expense	13,251	12,544	15,843	16,439	17,101
Taxes	2,242	2,071	1,193	3,729	3,523
Depreciation and amortization	19,348	18,017	18,233	15,738	33,585
Amortization of debt issuance costs	756	777	2,545	1,609	1,614

EBITDA	$40,033	$31,590	$17,023	$25,962	$27,057

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this Prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Prospectus. Our actual results may differ materially from those contained in any forward-looking statements.
Overview
     We are a leading designer, manufacturer and marketer of plastic closures, bottles and related equipment used for packaging applications in the non–carbonated beverage and institutional foods markets. We also design, manufacture and sell closures and containers for the CFT market. Our products provide our customers with a number of value–added benefits, such as the ability to increase the security and safety of their products by making them tamper evident and leak–proof.
   As of August 31, 2006, we had the following principal holding and operating subsidiaries:
Portola Allied Tool, Inc.—U.S.
Northern Engineering and Plastics Corporation—U.S.
Portola Tech International, Inc.—U.S.
Portola Ltd.—U.K.
Portola Packaging Limited—U.K.
Portola Packaging Canada Ltd.—Canada
Portola Packaging Inc. Mexico, S.A. de C.V.—Mexico
Shanghai Portola Packaging Company Limited—Republic of China
Portola Holding (Asia Pacific) Limited—Hong Kong
Portola GmbH—Austria
Portola s.r.o.—Czech Republic
Portola Packaging (ANZ) Limited — New Zealand
     All of these subsidiaries, except Portola Packaging (ANZ) Limited, are restricted subsidiaries under the indenture governing the Notes. These restricted subsidiaries are wholly owned subsidiaries of the Company. The following subsidiaries are restricted subsidiaries under the terms of our senior revolving credit facility entered into in January 2004: Portola Allied Tool, Inc., Northern Engineering and Plastics Corporation, PTI, Portola Ltd., Portola Packaging Limited, Portola Packaging Canada Ltd., and Portola Packaging, Inc. Mexico, S.A. de C.V. (for additional information, see Subsequent Events, Note 18 of the Notes to the Consolidated Financial Statements regarding the 9th Amendment of the senior secured credit facility). Restricted subsidiary status allows greater flexibility in funding the operations of these subsidiaries under the terms of the indenture governing the Notes and the terms of our senior credit facility. Unrestricted subsidiary status imposes limitations on our ability and the ability of our restricted subsidiaries to finance the operations of unrestricted subsidiaries.
Critical Accounting Policies and Estimates
     General. The consolidated financial statements and Notes to Consolidated Financial Statements contain information that is pertinent to “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions and, in some cases, actuarial techniques. We constantly re-evaluate these factors and make adjustments where facts and circumstances dictate. We believe that the following accounting policies are critical due to the degree of estimation required.

     Allowance for doubtful accounts. We provide credit to our customers in the normal course of business, perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. The allowance for doubtful accounts related to trade receivables is determined based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, an evaluation of specific accounts is conducted when information is available indicating that a customer may not be able to meet its financial obligations. Judgments are made in these specific cases based on available facts and circumstances, and a specific reserve for that customer may be recorded to reduce the receivable to the amount that is expected to be collected. These specific reserves are re-evaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on historical collection and write-off experience. The collectibility of trade receivables could be significantly reduced if default rates are greater than expected or if an unexpected material adverse change occurs in a major customer’s ability to meet its financial obligations. The allowance for doubtful accounts totaled approximately $1.4 million and $1.6 million as of August 31, 2006 and August 31, 2005, respectively.
     Revenue recognition. We recognize revenue upon shipment of our products when persuasive evidence of an arrangement exists, title and all risks of loss transfers to the customers, with fixed pricing and collectibility is reasonably assured. Our general conditions of sale explicitly state that the delivery of our products is F.O.B. shipping point and that title and all risks of loss and damages pass to the buyer upon delivery of the sold products to the common carrier. All shipping and handling fees billed to customers are classified as revenue and the corresponding costs are recognized in cost of goods sold.
     Inventory valuation. Cap, bottle and CFT-related inventories are stated at the lower of cost (first-in, first-out method) or market, and equipment-related inventories are stated at the lower of cost (average cost method) or market. We record reserves against the value of inventory based upon ongoing changes in technology and customer needs. These reserves are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from our expectations. The inventory reserve accounts totaled approximately $1.4 million and $1.2 million as of August 31, 2006 and August 31, 2005, respectively.
     Depreciation lives. We periodically evaluate the depreciable lives of our fixed assets. Management performed detailed analysis and also researched industry averages concerning the average life of molds. We concluded that the lives for our molds should be five years based on our findings. As of September 1, 2003, we changed the depreciable lives of our molds from three years to five years.
     Impairment of assets. We periodically evaluate our property, plant and equipment and other intangible assets for potential impairment. Management’s judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist and that property, plant and equipment and other intangible assets may be impaired. Any resulting impairment loss could have a material adverse impact on our results of operations and financial condition. We identified that our Sumter, South Carolina facility would not be utilized in the near term and recorded an impairment loss of $1.1 million during the fourth quarter of fiscal 2004 for the write down of this facility to fair market value based on a real estate appraisal performed by a third party. As part of our restructuring plan in fiscal 2004, we closed our Sumter, South Carolina plant and moved the operations. On December 28, 2005, we sold our facility in Sumter, South Carolina for $0.9 million, which resulted in a gain of $0.1 million.
     Impairment of goodwill and other intangible assets. At August 31, 2006 and 2005, we measured goodwill by operating unit and reviewed for impairment by utilizing the EBITDA multiplier methodology for United States — Closures, Blow Mold Technology, Mexico, and the United Kingdom, and used the discounted cash flows methodology for United States — CFT. Based on our reviews, we did not record an impairment loss during fiscal 2005, but we did record an impairment loss for fiscal 2006. We recorded an impairment loss during fiscal 2006 of $1.2 million for Mexico and $16.7 million for United States – CFT. We recorded an impairment loss of $0.2 million during fiscal 2003 for goodwill related to our purchase of the remaining 45% interest in Shanghai Portola Packaging Company Limited in March 2000. The impairment test for the non amortizable intangible assets other than goodwill consisted of a comparison of the estimated fair value with carrying amounts. The value of the trademark and tradename was measured using the relief-from-royalty method. We test these assets annually as of August 31 or more frequently if events or changes in circumstances indicate that the assets might be impaired.
     Income taxes. We estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. We then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent recovery is not likely, a valuation allowance is established. When an increase in this allowance within a period is recorded, we include an expense in the tax provision in the consolidated statements of operations. Management’s judgment is required in determining the provision (benefit) for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against the net deferred tax assets. Although realization is not assured, management believes that the deferred tax assets will be realized before expiration through the recognition of future taxable income, except where a valuation allowance has been provided. While the deferred tax assets for which valuation allowances have not been provided are considered realizable, actual amounts could be reduced if future taxable income is not achieved. We provided valuation allowances of $36.1 million and $23.8 million against net deferred tax assets as of August 31, 2006 and August 31, 2005, respectively.
     Foreign currency translation. Our foreign subsidiaries use the local currency as their functional currency. Assets and liabilities are translated at year-end exchange rates. Income and expense items are translated at average exchange rates for the relevant period. Translation gains and losses are not included in determining net income (loss) but are accumulated as a separate component of shareholders’ equity (deficit). Gains (losses) arising from foreign currency transactions and the revaluation of certain intercompany debt are included in determining net income (loss).
     Impact of equity issuances. We had two outstanding warrants to purchase shares of our Class A Common Stock, each redeemable at the option of the holder upon 60 days’ prior written notice to us. These warrants were redeemable through June 30, 2004 and June 30, 2008, respectively. The redemption prices of the warrants were based on the higher of the price per share of our common stock or an amount computed under formulas in the warrant agreements. Following the offering of the Notes on January 23, 2004, we offered to repurchase both of the warrants. During February 2004, one warrant holder agreed to our repurchase of 2,052,526 shares of our Class A Common Stock into which the warrant was convertible at a net purchase price of $5.19 1/3 per share. This new price was based upon a price per share of common stock of $5.80 that was agreed to with the holder, minus the warrant exercise price of 60-2/3 cents for each share of Class A Common Stock. The aggregate warrant repurchase price was $10.7 million and the funds were paid on February 23, 2004. We recognized a loss of $1.7 million on the transaction during the second quarter of fiscal 2004 due to having increased the deemed price of our common stock from $5.00 per share to $5.80 per share as agreed with the warrant holder. During March 2004, the second warrant holder agreed to our repurchase of 440,215 shares of our Class A Common Stock into which the warrant was convertible at a net repurchase price of $3.30 per share. This new price was based upon an agreed price per share of common stock of $5.80, minus the warrant exercise price of $2.50 for each share of Class A Common Stock. The aggregate warrant repurchase price was $1.5 million and the funds were paid on May 4, 2004. We recognized a loss of $0.2 million on the transaction during the second quarter of fiscal 2004 due to having increased the deemed price of our common stock from $5.00 per share to the agreed-upon price of $5.80 per share. Prior to the redemption of the warrants, the carrying value of the warrants totaled $10.2 million, which represented the estimated fair value of the instruments as determined by our management using the Black-Scholes pricing model. Prior to the redemption and in accordance with EITF Issue 00-19, the change in the price of the warrants of $0.1 million and $0.1 million was recognized as interest income during fiscal 2004 and 2003, respectively. As of August 31, 2005, no warrants were outstanding.
Results of Operations
     Fiscal Year Ended August 31, 2006 Compared to Fiscal Year Ended August 31, 2005
     Sales. Sales increased $6.6 million, or 2.5%, to $271.6 million for fiscal 2006 from $265.0 million for fiscal 2005. Increased selling prices resulting from higher cost of resin across all divisions that we were able to pass through to customers and improved foreign exchange rates were the primary contributing factors to our increased sales compared to last fiscal year. Sales by our Blow Mold Technology operations increased $1.8 million due to increased product sales in both the bottle and closure operations through new products and customers and, to a lesser extent, favorable changes in the Canadian foreign exchange rate, this was partially offset by the transfer of the tooling operations to U.S. Equipment. Sales by our China operations increased $4.2 million primarily due to increased sales for cutlery and push-pull closures as well as the addition of cosmetic product sales. Sales by our Mexico operations increased $1.6 million due to higher product sales in the bottle operations, increased average selling prices and a favorable foreign exchange rate. Sales by our U.S. Equipment operations increased $2.5 million due to the transfer of the tooling operations from Blow Mold Technology in fiscal 2006. Sales by our Czech/Austria operations decreased $2.3 million due to the closure of the Austrian office in fiscal 2005, offset partially by higher sales volume of cosmetic products. Sales by our U.K. operations decreased $2.7 million due primarily to decreased product sales in the closure operations and equipment sales. Sales by our United States Closures operations decreased $0.5 million in total mainly due to reduced volume partially offset by increased prices as we were able to pass through to customers our higher resin costs. PTI decreased $0.6 million due mainly to the transfer of orders to the Czech and China facilities as well as decreased orders from our customers, which resulted from a slow down in the cosmetics market for the first two fiscal quarters of 2006.
     During fiscal 2006 and 2005, our top ten customers accounted for approximately 40% and 39% of our sales, respectively. During fiscal 2006, one Canadian customer, Saputo, accounted for approximately 10% of total sales and 5.6% of accounts receivable. During fiscal 2005, no customer accounted for 10% or more of total sales.
     Gross profit. Gross profit increased $1.3 million, or 3.1%, to $45.3 million for fiscal 2006 from $44.0 million for fiscal 2005. Gross profit increased as a percentage of sales to 16.7% in fiscal 2006 from 16.6% in fiscal 2005. Gross profit increased primarily due to margin increases in the U.S. Closures, Blow Mold Technology, and China operations. In U.S. Closures, margins increased by $0.8 million primarily due to productivity enhancements and cost reduction activities from our continuous improvement programs as well as employee cost reductions. Blow Mold Technology margins increased by $0.6 million due to additional volume and cost reduction activities. China’s margin increased $2.1 million due to additional volume in the cutlery, push-pull and cosmetic product lines as well as stable costs. Austria and Czech gross profit increased by $0.3 million due to increased volume from transfers of PTI business into the European market. Other factors affecting margins were a decrease in costs of $0.4 million, incurred in fiscal 2005 relating to anti-counterfeiting project, not incurred during fiscal 2006 and $0.9 million increase do to our sales operations. These increases in gross profit were partially offset by decreases in Mexico, U.K. and PTI operations. The margins in Mexico’s operations decreased by $0.6 million due to increased labor, utility and repair and maintenance costs. U.K. margins decreased by $2.2 million due mainly to a decrease in sales offset partially by cost reduction activities. The decrease in gross margin of $1.2 million at PTI was mostly attributable to lower sales volume.
     Overall, fiscal 2006 direct materials, labor and overhead costs represented 46.8%, 15.1% and 21.4% of sales, respectively, compared to fiscal 2005 percentages of 44.3%, 16.6% and 22.5%. Direct material costs as a percentage of sales increased for fiscal 2006 from fiscal 2005 primarily due to increased resin prices. In addition, labor and overhead costs decreased as a percentage of sales in fiscal 2006 compared to fiscal 2005 due to reductions in expenses as a result of the continuous process improvement programs implemented in fiscal year 2005 as well as other additional voluntary labor reductions.
     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $4.1 million, or 14.6%, to $24.2 million in fiscal 2006 from $28.3 million in fiscal 2005. The decrease in expenses was mainly due to lower consulting and legal expenses and decreased expenses as a result of various cost reduction programs that were implemented throughout fiscal 2006 and late fiscal 2005, which included a reduction in manpower Selling, general and administrative expenses decreased as a percentage of sales to 8.9% for fiscal 2006 from 10.7% for fiscal 2005.
     In connection with the preparation of our financial statements for the quarter ended November 30, 2005, we determined that our Management Deferred Compensation Plan (the “MDC Plan”), which we terminated in December 2005 in accordance with the December 31, 2005 transition period under Internal Revenue Code section 409A, had not been accounted for. In connection with terminating the MDC Plan, we determined that the liability for the plan benefits of $0.9 million exceeded plan assets of $0.6 million by $0.3 million. The amount of plan liability in excess of assets of $0.3 million was charged to expense in the three-month period ended November 30, 2005. Had we been properly recording the MDC Plan since inception, $0.2 million of this amount would have been charged in years prior to fiscal 2006. However, we believe that the impact of not previously recording the MDC Plan was not material to our consolidated financial statements for any prior year or quarter. Further, we do not believe that the $0.2 million relating to periods prior to fiscal 2006 is material to the consolidated financial statements for fiscal 2006.
     Litigation settlement. The increase of $7.0 million was due to the settlement of the Blackhawk litigation.
     Research and development expenses. Research and development expenses increased $0.1 million, or 0.9%, to $3.9 million in fiscal 2006 from $3.8 million in fiscal 2005, and remained steady as a percentage of sales at 1.4% for both fiscal years 2006 and 2005. The increase was due primarily to an increase in prototype costs.
     Loss (gain) on sale of property, plant and equipment. We recognized a net gain of $0.9 million on the sale of property, plant and equipment during fiscal 2006 due primarily to the sale of our building in San Jose, California and our warehouse in Woonsocket, Rhode Island compared to a net loss of $39,000 incurred during the same period of fiscal 2005 due to the sale of property, plant and equipment.
     Amortization of intangibles. Amortization of intangibles (consisting of amortization of patents and technology, licenses, certain tradenames, covenants not–to–compete and customer relationships) decreased $0.1 million or 14.4% to $0.9 million for fiscal 2006 from $1.0 million in fiscal 2005. This decrease was due to certain intangible assets being fully amortized during fiscal 2006.
     Goodwill and other intangibles impairment. Based on our review of impairment for fiscal 2006, we recognized impairment of goodwill and other intangible assets in our Mexico operations of $1.2 million and our PTI operations of $16.7 million for fiscal 2006.
     Restructuring costs. During fiscal 2006, we incurred restructuring charges of $0.8 million for severance and moving costs relating to the moving of our tooling division from Michigan to Pennsylvania and the restructuring of various divisions throughout Portola including Blow Mold Technology, U.K., and Corporate. As of August 31, 2006, we had a reserve balance of $15,000 which will be paid within twelve months from the end of fiscal 2006. During fiscal year 2006, approximately $2.8 million had been charged against the restructuring reserve for employee severance costs.
     (Loss)/income from operations. Due to the effect of the factors summarized above, especially the litigation settlement of $7.0 million and the goodwill and other intangible impairment of $17.9 million, (loss)/income from operations decreased $16.7 million to $(8.3) million for fiscal 2006 from income of $8.4 million for fiscal 2005.
     Other (income) expense. Other (income) expense includes interest income, interest expense, amortization of debt issuance costs, minority interest expense, equity income of unconsolidated affiliates, foreign currency transaction (gain) and loss, and loss on warrant redemption.
     Interest expense increased by $0.7 million, or 4.3%, to $17.1 million in fiscal 2006 from $16.4 million in fiscal 2005 due to higher debt levels and increased interest rates on our senior secured credit facility.
     Amortization of debt issuance costs remained steady at $1.6 million in for both fiscal years 2006 and 2005.
     We recognized a gain of $1.4 million on foreign exchange transactions for fiscal 2006 compared to a gain of $1.5 million in fiscal 2005. The gain on foreign currency transaction for fiscal 2006 was due primarily to favorable rates against the United Kingdom Pound Sterling and Canadian Dollar.
     Income tax provision. The income tax provision for fiscal 2006 was $3.5 million on loss before income taxes of $25.2 million, compared to an income tax provision of $3.8 million in fiscal 2005 on loss before income taxes of $7.8 million. The tax expense for fiscal 2006 was due primarily to our U.K. and Blow Mold Technology operations, which had net income for fiscal 2006. Our effective tax rate differs from the U.S. statutory rate principally due to providing a valuation allowance against net deferred tax assets in our domestic jurisdictions and increased valuation allowances for our China, Mexico and Czech/Austria operations. The increase in the valuation allowance was due primarily to the effect of the impairment of goodwill and other intangible assets as well as a portion of the patent litigation settlement.
     Net loss. Net loss was $28.8 million in fiscal 2006 compared to a net loss of $11.6 million in fiscal 2005. This increase in net loss was primarily due to the litigation settlement expense of $7.0 million and the goodwill and other intangible impairment charge of $17.9 million incurred during the fiscal year, partially offset by improvements in gross margin and selling, general and administrative expenses year over year.
     Fiscal Year Ended August 31, 2005 Compared to Fiscal Year Ended August 31, 2004
     Sales. Sales increased $22.5 million, or 9.3%, to $265.0 million for fiscal 2005 from $242.5 million for fiscal 2004. Increased selling prices resulting from higher cost of resin across all divisions, that we were able to pass through to customers, improved foreign exchange rates, and higher volume levels were the primary contributing factors to our increased sales compared to last fiscal year. Sales by our Blow Mold Technology operations increased $8.3 million due to increased product sales in both the bottle and closure operations and, to a lesser extent, favorable changes in the Canadian foreign exchange rate. Sales by our Czech/Austria operations increased $7.7 million due to increased sales volume and sales volume transferred from our PTI and U.K. operations. Sales by our U.K. operations increased $4.9 million due primarily to increased product sales in the closure operations, equipment sales and, to a lesser extent, favorable changes in the foreign exchange rate. Sales by our China operations increased

$4.1 million primarily due to increased cutlery sales in our advanced molding division. Sales by our Mexico operations increased $2.9 million due to increased product sales in the bottle operations due to stronger market demand. Sales by our United States Closures operations increased $1.7 million in total mainly due to increased selling prices as we were able to pass through to customers increased resin costs and to a lesser extent, favorable product mix. Offsetting these increases were decreased U.S. equipment sales of $4.0 million due to lower customer orders. PTI decreased $1.2 million due mainly to the transfer of orders to the Czech facility and a general market decline for our customer products.
     During fiscal 2005 and 2004, our top ten customers accounted for approximately 39% and 34% of our sales, respectively. During fiscal 2005 and 2004, no customer accounted for 10% or more of total sales.
     Gross profit. Gross profit increased $3.3 million, or 8.1%, to $44.0 million for fiscal 2005 from $40.7 million for fiscal 2004. Gross profit decreased as a percentage of sales to 16.6% in fiscal 2005 from 16.8% in fiscal 2004. Gross profit increased primarily due to margin increases in the U.S. Closures, Blow Mold Technology, Czech and Austria and U.S. equipment operations. In U.S. Closures, margins increased by $3.6 million primarily due to productivity enhancements from our continuous improvement programs as well as the full year impact of the consolidation of three of our plants in the U.S, which resulted in lower employee and overhead costs. Blow Mold Technology margins increased by $0.9 million due to additional volume and cost reduction activities. Austria and Czech gross profit increased by $0.5 million due to the establishment of business in these markets as well as increased volume due to transfers of PTI business into the European market. These increases in gross profit were partially offset by decreases in Mexico, U.K. and PTI operations. The margins in Mexico’s operations decreased by $0.8 million and U.K. margins decreased by $0.4 million mainly due to increased resin costs that we were not able to fully pass through to customers as well as higher freight and utility costs at the Mexico facility. The decrease in gross margin of $0.3 million at PTI was mostly attributable to lower sales volume. Additionally, increased expenses incurred in our anti-counterfeiting division decreased margins by $0.4 million.
     Overall, fiscal 2005 direct materials, labor and overhead costs represented 44.3%, 16.6% and 22.5% of sales, respectively, compared to fiscal 2004 percentages of 39.3%, 18.0% and 25.8%. Direct material costs as a percentage of sales increased for fiscal 2005 from fiscal 2004 primarily due to increased resin prices. In addition, labor and overhead costs decreased as a percentage of sales in fiscal 2005 compared to fiscal 2004 due to the plant consolidations that occurred in fiscal year 2004, reductions in expenses as a result of the continuous process improvement programs implemented in fiscal year 2005 as well as other additional voluntary labor reductions.
     Selling, general and administrative expenses. Selling, general and administrative expenses decreased $2.6 million, or 8.4%, to $28.3 million in fiscal 2005 from $30.9 million in fiscal 2004. The decrease in expenses was primarily a result of various cost reduction programs that were implemented in late 2004 and throughout fiscal 2005 which included a reduction in manpower. These cost reductions were offset in part by increased outside consulting fees of $0.4 million, relating to Sarbanes-Oxley 404 implementation, and higher legal costs of $1.2 million. Selling, general and administrative expenses decreased as a percentage of sales to 10.7% for fiscal 2005 from 12.7% for fiscal 2004.
     Research and development expenses. Research and development expenses decreased $2.4 million, or 38.7%, to $3.8 million in fiscal 2005 from $6.2 million in fiscal 2004, and decreased as a percentage of sales to 1.4% in fiscal 2005 from 2.6% in fiscal 2004. These decreases were primarily due to staff reductions relating to a restructuring of the research and development department in late fiscal 2004, as well as lower prototype and consulting expenses.
     Loss (gain) on sale of property, plant and equipment. We recognized a net loss of $39,000 on the sale of property, plant and equipment during fiscal 2005 compared to a net gain of $1.6 million incurred during the same period of fiscal 2004 due to the sale of our manufacturing buildings in Chino and San Jose, California.
     Fixed asset impairment charge. We identified that our Sumter, South Carolina facility would not be utilized in the near term and recognized an asset impairment loss of $1.1 million related to this building during the fourth quarter of fiscal 2004. As part of our restructuring plan in fiscal 2004, we closed our Sumter, South Carolina plant and moved the operations primarily to our Kingsport, Tennessee plant.
     Amortization of intangibles. Amortization of intangibles (consisting of amortization of patents and technology, licenses, certain tradenames, covenants not-to-compete and customer relationships) decreased $0.2 million, or 16.7%, to $1.0 million for fiscal 2005 from $1.2 million in fiscal 2004. This decrease was due to certain intangible assets being fully amortized mid year fiscal 2005.

     Restructuring costs. During fiscal 2005, we incurred restructuring charges of $2.5 million for severance costs relating to the restructuring of various divisions throughout Portola including PTI, Mexico, U.K., Austria, Corporate and U.S. Closures. As of August 31, 2005, we have a reserve balance of $1.1 million which will be paid within twelve months from the end of fiscal 2005. In fiscal 2004, we incurred restructuring charges of $3.8 million due to employee severance costs related to the closing and relocation of our three plants in Chino and San Jose, California and Sumter, South Carolina and reductions in our workforce in research and development and selling, general and administrative staffs. The operations from the two California plants have been relocated to a new facility located in Tolleson, Arizona, a suburb of Phoenix. The move was completed during the third quarter of fiscal 2004. The operations from the South Carolina plant were relocated in the first quarter of fiscal 2004 primarily to our existing facility in Kingsport, Tennessee as well as to other domestic facilities. During fiscal year 2005 approximately $2.8 million had been charged against the restructuring reserve for employee severance costs.
     Income (loss) from operations. Due to the effect of the factors summarized above, income from operations increased $9.4 million to $8.4 million for fiscal 2005 from a loss of $1.0 million for fiscal 2004.
     Other (income) expense. Other (income) expense includes interest income, interest expense, amortization of debt issuance costs, minority interest expense, equity income of unconsolidated affiliates, foreign currency transaction (gain) and loss, and loss on warrant redemption.
     Interest expense increased by $0.6 million, or 3.8%, to $16.4 million in fiscal 2005 from $15.8 million in fiscal 2004 primarily due to higher debt levels.
     Amortization of debt issuance costs decreased $0.9 million, or 36.0%, to $1.6 million in fiscal 2005 from $2.5 million in fiscal 2004. This decrease was due to the financing fees written off in fiscal 2004 related to the $110.0 million in aggregate principal amount of 10.75% senior notes due 2005 partially offset by increased amortization expense due to debt issuance costs capitalized related to the financing of the $180.0 million in aggregate principal amount of the Notes and the fourth amendment of our senior secured credit facility due 2009.
     We recognized a gain of $1.5 million on foreign exchange transactions for fiscal 2005 compared to a gain of $1.0 million in fiscal 2004. The gain on foreign currency transaction for fiscal 2005 was due primarily to favorable rates against the United Kingdom Pound Sterling, Canadian Dollar and Mexican Peso.
     During fiscal 2004, we repurchased two warrants to purchase our Class A common stock and incurred a loss on the redemption of $1.9 million during the second quarter of fiscal 2004.
     Income tax provision. The income tax provision for fiscal 2005 was $3.8 million on loss before income taxes of $7.8 million, compared to an income tax provision of $1.2 million in fiscal 2004 on loss before income taxes of $19.6 million. The tax expense for fiscal 2005 was due primarily to our U.K. and Blow Mold Technology operations, which had net income for fiscal 2005. Our effective tax rate differs from the U.S. statutory rate principally due to providing a valuation allowance against net deferred tax assets in our domestic jurisdictions and establishing a valuation allowance in fiscal 2005 for our China, Mexico and Czech operations.
     Net loss. Net loss was $11.6 million in fiscal 2005 compared to a net loss of $20.8 million in fiscal 2004.
Liquidity and Capital Resources
     Fiscal Year Ended August 31, 2006 Compared to Fiscal Year Ended August 31, 2005
     In recent years, we have relied primarily upon cash from operations and borrowings from financial institutions to finance our operations and fund capital expenditures and acquisitions. At August 31, 2006, we had cash and cash equivalents of $2.6 million, an increase of $0.7 million from August 31, 2005. The increase in cash was due primarily to the timing of debt pay downs as well as increased accounts receivable collections.
     Operating activities. Net cash provided by (used in) operations totaled $9.6 million and $(1.2) million in fiscal 2006 and 2005, respectively. Net cash provided by operations for fiscal 2006 was principally the result of our change in working capital and also due to improved financial performance related to employee cost reductions programs, productivity enhancements and other cost reduction activities. Working capital (current assets less current liabilities) decreased $3.3 million to $28.0 million as of August 31, 2006 from $31.3 million as of August 31, 2005. The decrease in working capital was due primarily to increases in accounts payable and accrued expenses, offset partially by an increase in inventory as a result of higher resin cost.

     Investing activities. Cash used in investing activities totaled $9.7 million and $13.0 million in fiscal 2006 and 2005, respectively. In fiscal 2006, cash used in investing activities consisted primarily of $13.4 million for additions to property, plant and equipment and $1.0 million for intangible and other assets. The decrease of $3.3 million was due primarily to proceeds of $4.4 million from the sale of our office building in San Jose, California, the warehouse in Woonsocket, Rhode Island and our facility in Sumter, South Carolina in fiscal 2006.
     Our total capital expenditures for fiscal 2006 totaled $13.4 million. The increase in capital expenditures was primarily due to equipment and mold expenditures for U.S. Closures and Mexico.
     Financing activities. At August 31, 2006, we had total indebtedness of $205.0 million, $180.0 million of which was attributable to the Notes. Of the remaining indebtedness, $24.9 million was attributable to our senior secured credit facility and $0.1 million was principally comprised of capital lease obligations. Net cash provided by financing activities decreased by $2.8 million, the decrease primarily reflects a decrease in revolver activity.
     On January 23, 2004, we completed the offering of the Notes. Interest payments of approximately $7.4 million are due semi-annually on February 1 and August 1 of each year. Interest began accruing January 23, 2004, and the first interest payment was made on August 1, 2004. The indenture under which the Notes were issued contains covenants and provisions that restrict, among other things, our ability to: (i) incur additional indebtedness or issue preferred stock, (ii) incur liens on our property, (iii) make investments, (iv) enter into guarantees and other contingent obligations, (v) merge or consolidate with or acquire another person or engage in other fundamental changes, (vi) engage in certain sales of assets and subsidiary stock, (vii) engage in certain transactions with affiliates, (viii) engage in sale/leaseback transactions, (ix) engage in any business other than a related business, (x) make restricted payments and (xi) declare or pay dividends.
     Concurrently with the offering of $180.0 million in aggregate principal amount of the Notes on January 23, 2004, we amended our credit agreement by entering into an amended and restated five-year senior revolving credit agreement that provided a secured credit facility of up to $50.0 million, maturing on January 23, 2009. We entered into an amendment to this agreement on May 21, 2004 and a limited waiver and second amendment to this credit agreement on November 24, 2004 (the “November 24 Amendment”), a fifth amendment to the senior secured credit facility on April 4, 2005 (the “April 4 Amendment”), a sixth amendment to the senior secured credit facility on May 2, 2005 (the “May 2 Amendment”), a seventh amendment to the senior secured credit facility on June 21, 2005 (the “June 21 Amendment”), an eighth amendment to the senior secured credit facility on June 29, 2006 (the “June 29 Amendment”) and a ninth amendment to the senior secured credit facility on October 19, 2006 (the “October 19 Amendment”) (See “Description of other Indebtedness”). The amended and restated credit agreement contains covenants and provisions that restrict, among other things, our ability to: (i) redeem warrants and repurchase stock, except during the first year, (ii) incur additional indebtedness, (iii) incur liens on our property, (iv) make investments, (v) enter into guarantees and other contingent obligations, (vi) merge or consolidate with or acquire another person or engage in other fundamental changes, or in certain sales of assets, (vii) engage in certain transactions with affiliates, (viii) make restricted junior payments and (ix) declare or pay dividends. The June 21 Amendment, which superseded the April 4 Amendment and the May 2 Amendment and their covenants, revised the credit agreement as follows: (a) the borrowing base calculation is based on the sum of trailing 12 months restricted EBITDA times a leverage multiple of 2.5 less any outstanding senior indebtedness, which excludes senior indebtedness evidenced by the Senior Notes and any guaranties thereof and excluding any fees, liabilities or other obligations payable with respect to such senior indebtedness, (b) we are required to maintain EBITDA for any 12-month period ending on the last day of each fiscal month, which commenced with the fiscal month ended May 31, 2005, of at least $17.5 million; (c) we no longer are required to maintain a minimum borrowing availability amount and (d) the amount we can invest in certain specified subsidiaries was increased from $6.7 million to $8.5 million. We were in compliance with the covenants of the senior secured credit facility at August 31, 2006 and 2005. The June 21 Amendment also eliminated the fixed charge coverage and senior leverage ratios. The June 29 Amendment allows a minimum of $7.0 million to be added back to EBITDA for the Blackhawk Molding Company, Inc. litigation settlement. The October 19 Amendment increases the maximum loan limit under the credit facility from $50.0 million to $60.0 million, with the amount in excess of $50.0 million being based on our working capital/fixed asset borrowing base calculation. The October 19 Amendment also increases the amount of capital expenditures we are able to make each fiscal year from $13.5 million to $16.5 million. We believe that we will be in compliance with these covenants during fiscal year 2007 and beyond. An unused fee is payable under the facility based on the total commitment amount less the average daily aggregate amount of outstanding liability, at the rate of 0.50% per annum. In addition, interest payable is based on, at our election, either the Bank Prime Loan rate plus 1.50% or the LIBOR loan rate plus 3.00% determined by a pricing table based on the outstanding credit facility balance. At August 31, 2006, the Bank Prime Loan rate and LIBOR Loan rate were 8.25% and 5.45%, respectively. At August

31, 2006, we had $21.1 million available for borrowings under our credit facility under the borrowing base formula described above.
     Our senior secured credit agreement as amended and the indenture governing the Notes contain a number of significant restrictions and covenants as discussed above. While the June 21 Amendment eliminated the fixed charge coverage ratios under the secured credit agreement, there are covenants that we are required to meet to remain in compliance. Adverse changes in our operating results or other negative developments, such as significant increases in interest rates or in resin prices, which cannot be passed onto customers, severe shortages of resin supply or decreases in sales of our products could result in non-compliance with these and other financial covenants in our senior secured credit agreement. If we violate these covenants and are unable to obtain waivers from our lender, we would be in default under the indenture and our secured credit agreement and our lenders could accelerate our obligations thereunder. If our indebtedness is accelerated, we may not be able to repay these debts or borrow sufficient funds to refinance them. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or our debt is in default for any reason, our business, financial condition and results of operations would be materially and adversely affected. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.
     Cash and cash equivalents. In May 2004, appraisals of our property, plant and equipment assets in the U.S., Canada and the U.K. were completed. At that time, the value of these assets was included in the borrowing base of our revolving credit line, and that had the effect of increasing our borrowing capacity by approximately $15.0 million as well as increasing our minimum availability requirement from $3.0 million to $5.0 million since the loan arrangements were completed. The June 21 Amendment eliminated the minimum availability requirement. As of August 31, 2006, we had $2.6 million in cash and cash equivalents and our unused borrowing capacity under the senior secured credit facility was approximately $21.1 million.
     We believe that our existing financial resources, together with our current and anticipated results of operations, will be adequate for the foreseeable future to service our secured and long-term debt, to meet our applicable debt covenants and to fund our other liquidity needs, but for the reasons stated above, we cannot assure you that this will be the case. In this respect we note that trends for the past two years in competitive pressures on pricing and costs of raw materials have not been favorable. We believe that historical negative trends have stabilized, and we expect favorable results from our continuing efforts at reducing costs and implementing manufacturing and organizational efficiencies. However, we cannot assure you that substantial improvements will occur during fiscal 2007.
     Fiscal Year Ended August 31, 2005 Compared to Fiscal Year Ended August 31, 2004
     Operating activities. Net cash used in operations totaled $1.2 million and $0.4 million in fiscal 2005 and 2004, respectively. Net cash used in operations for fiscal 2005 was principally the result of our change in working capital and net loss, largely offset by non-cash charges for depreciation and amortization and an aggregate of $2.3 million of non-cash items included in other (income) expense. Working capital (current assets less current liabilities) decreased $1.6 million to $31.3 million as of August 31, 2005 from $32.9 million as of August 31, 2004. The decrease in working capital was due primarily to decreases in cash and accounts payable, offset partially by increases in accounts receivable and inventory.
     Investing activities. Cash used in investing activities totaled $13.0 million and $53.0 million in fiscal 2005 and 2004, respectively. In fiscal 2005, cash used in investing activities consisted primarily of $12.5 million for additions to property, plant and equipment and $0.5 million for intangible and other assets. The decrease of $40.0 million was due primarily to the acquisition of PTI in fiscal 2004 and a decrease of $9.7 million in capital spending in fiscal 2005 as compared to fiscal 2004. This was partially offset by proceeds of $6.6 million from the sale of assets in fiscal 2004.
     Our total capital expenditures for fiscal 2005 totaled $12.5 million. This amount was a substantial decrease from the prior year level of capital expenditures. The decrease in capital expenditures was primarily due to the following projects in fiscal 2004 that were one time occurrences: The U.S. consolidation of seven domestic closure facilities into five, expansion of our operations in China to produce certain of PTI’s products, leasehold improvement costs associated with our leased facility in the Czech Republic and our purchase of assets from a producer of dairy closures in the U.K.
     Financing activities. At August 31, 2005, we had total indebtedness of $204.0 million, $180.0 million of which was attributable to the Notes. Of the remaining indebtedness, $23.8 million was attributable to our senior secured credit facility and $0.2 million was principally composed of capital lease obligations. Net cash provided by financing activities decreased by $57.5 million, the decrease primarily reflects the offering of the Notes that took place in fiscal 2004.
     Off-Balance Sheet Arrangements
     We own a 50% interest in Capsnap Europe Packaging GmbH (“CSE”). CSE is an unconsolidated, 50% owned Austrian joint venture that sells five-gallon closures and bottles that are produced by Portola Packaging Limited (UK). CSE has a 50% ownership interest in Watertek, a joint venture Turkish company, which produces and sells five-gallon water bottles and closures for the European and Middle Eastern market places. Watertek is the owner of a 50% interest in a Greek company, Cap Snap Hellas, that is selling our products in Greece. In 2003, CSE acquired all of the stock of Semopac, a French producer of five gallon polycarbonate bottles, for a note having a principal amount of approximately $3.0 million and a three-year term. Our portion of the results of these joint venture operations is reflected in other (income) expense, net.
     Contractual Obligations
     The following sets forth our contractual obligations as of August 31, 2006:

	Payments Due by Period
		Less than			After
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
	(Dollars in thousands)
Contractual Obligations:
Long-Term Debt, including current portion:
Senior Notes(1)	$261,675	$14,850	$29,700	$29,700	$187,425
Revolver(2)	29,986	2,104	27,882	—	—
Capital Lease Obligations(3)	87	30	48	9	—
Operating Lease Obligations(4)	30,640	3,797	6,988	6,325	13,530

(1)	On January 23, 2004, we completed the offering of $180.0 million in aggregate principal amount of the Notes that mature on February 1, 2012 and bear interest at 8 1/4% per annum. Interest payments of approximately $7.4 million are due semi-annually on February 1 and August 1 of each year. Interest began accruing January 23, 2004 and the first interest payment commenced August 1, 2004. The indenture governing the Notes contains certain restrictive covenants and provisions. The table above includes an estimate of interest to be paid over the life of the loan.

(2)	Concurrently with the offering of the Notes, we entered into an amended and restated five-year senior revolving credit facility of up to $50.0 million. Our future compliance with the amended covenants is dependent upon achieving our projected operating results in fiscal 2006 and beyond. If we do not achieve these projected results and all outstanding borrowings become immediately due and payable, our liquidity would be negatively affected. The table above includes an estimate of interest to be paid over the life of the loan.

(3)	We acquired certain machinery and office equipment under non-cancelable capital leases.

(4)	We lease certain office, production and warehouse facilities under operating lease agreements expiring on various dates through 2021. Under the terms of the facilities’ leases, we are responsible for common area maintenance expenses, which include taxes, insurance, repairs and other operating costs. Base rent expense for fiscal 2006 was $4.1 million.
     Related Party Transactions
     We enter into certain related party transactions throughout the course of our business. In connection with the financing transactions related to the offering of the Notes, we paid fees of $5.0 million to J.P. Morgan Securities Inc. (Robert Egan, one of our directors, is a Senior Advisor on a limited basis to J.P. Morgan Partners, an affiliate of J.P. Morgan Securities Inc.), $1.1 million to The Breckenridge Group (of which Larry Williams, one of our directors, is a principal), $0.4 million to Tomlinson Zisko LLP and $30,000 to Timothy Tomlinson (Mr. Tomlinson was one of our directors until February 29, 2004, and he is a partner in Tomlinson Zisko LLP), and $0.1 million to Themistocles Michos (our former Vice President, General Counsel and Secretary) for services rendered. We also repurchased a warrant from J.P. Morgan Partners for $10.7 million, resulting in the recognition of a loss totaling $1.7 million. In addition, we paid fees to The Breckenridge Group, Tomlinson Zisko LLP and Themistocles Michos for services rendered related to operational matters. Mr. Tomlinson resigned from the Board on February 29, 2004 and Mr. Michos resigned as Vice President, General Counsel and Secretary on August 17, 2005.
     Related party sales of $6.9 million and $8.7 million for fiscal 2006 and 2005, respectively, consisted primarily of closures produced by our U.K. operations that were sold to our joint venture, CSE. There have been no other significant additional related party transactions from those disclosed in “Related Party Transactions” and Note 15 of Notes to Consolidated Financial Statements.
     Raw Material Price Volatility
     Most of our closures are priced based in part on the cost of the plastic resins from which they are produced. Historically, we have been able to pass on increases in resin prices directly to our customers, subject to delays because of contractual provisions. PTI has only one contract with a customer that allows price increases due to increases in raw material costs.
     Seasonality
     Our sales and earnings reflect a slightly seasonal pattern as a result of greater sales volumes during the summer months. As such, 48% of sales occurred in the first half of the year (September through February) while 52% of sales were generated in the second half (March through August) of both fiscal 2006 and 2005, respectively.
     Income Taxes
     The relationship of income tax expense to income before income taxes is affected primarily by not providing a benefit for losses generated in certain foreign jurisdictions and a portion of our domestic operations. See Note 13 of the Notes to Consolidated Financial Statements.
Recent Accounting Pronouncements
     In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), Inventory Costs, an amendment of Accounting Research Bulletin No. 43 (“ARB” No. 43), Chapter 4. This Statement amends the guidance in ARB No. 43 Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, excessive spoilage, double freight, handling costs and wasted material (spoilage). The provisions of this Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Our adoption of SFAS 151 had no impact on our financial position, results of operations or cash flows.
     In December 2004, the FASB issued Statement No. 123(R), Share-Based Payment. Statement No. 123(R) requires the measurement of all employee stock-based compensation awards using a fair value method as of the grant date and recording such expense in the consolidated financial statements. In addition, the adoption of Statement No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. Statement No. 123(R) is effective for non public companies (as defined by SEC rules) for annual periods beginning after December 15, 2005. In November 2005, the FASB issued Staff Position No. 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, which provides an alternative (and simplified) method to calculate the pool of excess income tax benefits upon the adoption of Statement No. 123(R). The Company has adopted Statement No. 123(R) for fiscal 2007. The adoption of Statement No. 123(R) will not have a material effect on the financial statements.
     In December 2004, the FASB issued Statement No. 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29. Statement No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Our adoption of Statement No. 153 had no impact on our financial position, results of operations or cash flows.
     In December 2004, the FASB issued FASB Staff Position No. FAS 109-1 (“FSP 109-1”), Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities

Provided by the ‘American Jobs Creation Act of 2004.’ The American Jobs Creation Act of 2004 introduces a special 9% tax deduction on qualified production activities. FSP 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement No. 109. Our adoption of FSP 109-1 had no impact on our financial position, results of operations or cash flows.
     In December 2004, the FASB issued FASB Staff Position No, FAS 109-2 (“FSP FAS 109-2”), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. The Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 nor the FASB Staff Position had a material impact on our financial condition or results of operations.
     In February 2005, the FASB issued Emerging Issues Task Force (EITF) No. 04-10, “Determining Whether to Aggregate Segments That Do Not Meet the Quantitative Thresholds.” This statement clarifies the aggregation criteria of operating segments as defined in FASB Statement No. No. 131. The effective date of this statement is for fiscal years ending after September 15, 2005. We believe that our current segment reporting complies with EITF No. 04-10.
     In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”), which addresses the financial accounting and reporting obligations associated with the conditional retirement of tangible long-lived assets and the associated asset retirement costs. FIN 47 requires that, when the obligation to perform an asset retirement activity is unconditional, and the timing and/or the method of settlement of the obligation is conditional on a future event, companies must recognize a liability for the fair value of the conditional asset retirement if the fair value of the liability can be reasonably estimated. The requirements of FIN 47 are effective for fiscal periods ending after December 15, 2005. We adopted FIN 47 in the fourth quarter of fiscal 2006, and the adoption of FIN 47 did not have a material effect on our financial statements.
     In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections.” This statement replaces APB 20 cumulative effect accounting with retroactive restatement of comparative financial statements. It applies to all voluntary changes in accounting principle and defines “retrospective application” to differentiate it from restatements due to incorrect accounting. The provisions of this statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe the adoption of Statement No. 154 will have a material impact on our financial condition or results of operations.
     In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. We will be required to adopt this interpretation in the first quarter of fiscal year 2008 and are currently evaluating the requirements of FIN No. 48.
     In September 2006, the FASB issued SFAS No. 157, “Accounting for Fair Value Measurements.” SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial statements we issue after November 15, 2007. We are currently evaluating the requirements of SFAS No. 157.
     In September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We are currently evaluating the requirements of SFAS No. 158.
     In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The guidance in SAB No. 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. We are currently evaluating the requirements of SAB No. 108.
Quantitative and Qualitative Disclosures About Market Risk
     The following discussion about our market risk exposure involves forward-looking statements. Actual results could differ materially from those projected in any forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, credit risk and resin prices. We do not use derivative financial instruments for speculative or trading purposes.
     Interest Rate Sensitivity
     We are exposed to market risk from changes in interest rates on long-term debt obligations. We manage such risk through the use of a combination of fixed and variable rate debt. Currently, we do not use derivative financial instruments to manage our interest rate risk.
     The following table provides information about our debt obligations that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related interest rates by expected maturity dates.

	August 31,
	2007	2008	2009	2010	2011	Thereafter	Total
	(Dollars in thousands)
Liabilities:
Long-Term Debt, including current portion:
Fixed Rate—Notes	—	—	—	—	—	$180,000	$180,000
Average Interest Rate	—	—	—	—	—	8.25%	—
Variable Rate—Revolver (a)	—	—	$24,901	—	—	—	$24,901
Fixed Rate—Term	$29	$25	$23	$10	—	—	$87
Average Interest Rate	2.27%	3.23%	2.95%	4.76%	—	—	—

(a)	Average interest is equal to, at our election, either the Bank Prime Loan rate plus 1.50% or LIBOR Loan rate plus 3.00% determined by a pricing table based on the outstanding credit facility balance. At August 31, 2006, the Bank Prime Loan rate was 8.25% and the LIBOR Loan rate was 5.45%.
     The following table provides information about the fair value of our debt obligations. The fair value of the Notes was calculated based on the trading value at August 31, 2006.

	Fair Value August 31,
	2006	2005
	(Dollars in thousands)
Liabilities:
Long-Term Debt, including current portion:
Fixed Rate—$180 million Senior Notes	$152,550	$138,600
Variable Rate—Revolver	$24,901	$23,845
Fixed Rate—Notes	$87	$132
     Exchange Rate Sensitivity
     Our foreign subsidiaries use the local currency as their functional currency. Assets and liabilities are translated at year-end exchange rates. Items of income and expense are translated at average exchange rates for the relevant period. Translation gains and losses are not included in determining net income (loss) but are accumulated as a separate component of shareholders equity (deficit). Gains (losses) arising from foreign currency transactions are included in determining net income (loss). During fiscal 2006, we incurred a gain of $1.4 million arising from foreign currency transactions. To date, we have not entered into any foreign currency forward exchange contracts or other derivative financial instruments relative to foreign currency exchange rates.

     Credit Risk Sensitivity
     Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Our cash and cash equivalents are concentrated primarily in several United States banks as well as in banks in Canada, Mexico, China, the Czech Republic and the United Kingdom. At times, such deposits may be in excess of insured limits. Management believes that the financial institutions which hold our financial instruments are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments.
     Our products are principally sold to entities in the beverage and food industries in the United States, Canada, the United Kingdom, Mexico, China, Australia, New Zealand and throughout Europe. Ongoing credit evaluations of customers’ financial condition are performed and collateral is generally not required. We maintain reserves for potential credit losses which, on a historical basis, have not been significant. One Canadian customer accounted for approximately 10% of sales for fiscal 2006 and 5.6% of accounts receivable at August 31, 2006. There were no customers that accounted for 10% or more of sales for fiscal 2005.
     Resin Price Sensitivity
     The majority of our products are molded from various plastic resins that make up a significant portion of our cost of sales. These resins are subject to substantial price fluctuations, resulting from shortages in supply, changes in prices in petrochemical products and other factors. During fiscal 2004, 2005 and 2006, we experienced unprecedented significant increases in resin prices. In the past, we generally have been able to pass on increases in resin prices directly to our customers after delays required in many cases because of governing contractual provisions. Significant increases in resin prices coupled with an inability to promptly pass such increases on to customers could have a material adverse impact on us. The significant resin price increases we experienced during fiscal 2004, 2005 and 2006 materially and adversely affected our gross margins and operating results for those periods. We experienced a decrease in gross margins due to the impact of the resin increases during fiscal 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

BUSINESS
     We are a leading designer, manufacturer and marketer of plastic closures, bottles and related equipment used for packaging applications in the non-carbonated beverage and institutional foods markets. We also design, manufacture and sell closures and containers for the CFT market. Our products provide our customers with a number of value-added benefits, such as the ability to increase the security and safety of their products by making them tamper evident and leak-proof.
     We believe that we are the sole or largest supplier to our top 25 customers of the products we supply to them. We have supplied products to these customers for an average of fourteen years. We sold over 12.0 billion closures in fiscal 2006 to over 1,900 customers under the names Snap Cap, Nepco, Portola, Tech Industries, Portola Tech International and other brand names. We sell our products to such beverage, food and consumer product companies as Dean Foods, Saputo, Dairy Crest, Arla Foods, Kroger, Perrier Water/Nestle, Estée Lauder, Avon and Coca-Cola.
     Many features of our products have been developed through our significant research and development efforts. For example, we developed the “tear strip” feature that has become a standard tamper evident mechanism for non-carbonated beverage and food products. In addition, we have developed most of the technical information and know-how that we believe necessary to operate our business. We hold more than 287 domestic and foreign patents, with additional patent applications pending, on the design of container closures and compatible neck finishes.
     Our products are manufactured through technologically advanced, high speed injection molding, compression molding and blowmolding processes at twelve manufacturing facilities, including five located in the United States, three in Canada and one in each of the United Kingdom, Mexico, China and the Czech Republic. In addition, we have one equipment and tooling facility located in the United States.
History
     We were founded in 1964 and were acquired from our founders in 1986 by a group led by Jack L. Watts. We reincorporated in the State of Delaware on April 29, 1994. We have grown from $31.4 million in sales and 2.4 billion in closure units sold in fiscal 1988 to $271.6 million in sales and over 12.0 billion closures and 291.7 million bottles sold in fiscal 2006. Portola’s senior management has significant experience in the plastic packaging business.
     On June 30, 1994, we acquired Northern Engineering & Plastics Corp., a Pennsylvania corporation, and certain related companies and assets (collectively, “Pennsylvania Nepco”) for a purchase price of $43.7 million. The acquisition of Pennsylvania Nepco, a designer, manufacturer and marketer of tamper evident plastic closures in markets similar to those served by Portola, enabled us to establish new customer relationships, diversify and expand our product offerings and customer base and benefit from Pennsylvania Nepco’s proprietary product designs.
     On June 16, 1995, we purchased for $13.6 million the 50% interest we had not previously owned in Canada Cap Snap Corporation, a British Columbia corporation engaged in manufacturing and distributing small closures in western Canada, together with all the capital stock of two affiliated plastic bottle manufacturers. On September 1, 1996, we purchased for $2.1 million Rapid Plast J-P, Inc., a company headquartered in Montreal, Quebec engaged in manufacturing and distributing plastic bottles, primarily in eastern Canada. The Canadian acquisitions enabled us to establish a position in the Canadian bottle manufacturing marketplace and to advance our position in the Canadian closure marketplace.
     During fiscal 1999, we entered into a joint venture with Greiner A.G. of Austria to form an Austrian company now named Capsnap Europe Packaging GmbH (“CSE”), which is 50% owned by Portola. CSE currently sells five-gallon closures and bottles that are produced by our United Kingdom subsidiary and our joint venture partner in CSE. CSE also has a 50% ownership interest in Watertek, a joint venture in Turkey that produces and sells five-gallon water bottles and closures for the European and Middle Eastern market places. Watertek is the owner of a 50% interest in a Greek company, Cap Snap Hellas that sells our products in Greece.
     On March 31, 1999, we purchased certain operating and intangible assets and repaid certain liabilities of Allied Tool, Inc. (“Portola Allied”) for a total purchase price of $2.2 million. Portola Allied was located in Michigan and during fiscal 2006, these operations were moved to Pennsylvania. Portola Allied is engaged primarily in the manufacture and sale of tooling and molds used in the blowmolding industry.

     Effective March 22, 2000, we acquired the remaining 45% ownership interest in Shanghai Portola Packaging Company Limited (“PPI China”) for $1.4 million. PPI China is located in the Shanghai province of China and is engaged in the manufacture and distribution of cosmetic plastic closures, plastic cutlery and plastic components for the electronics industry in Asia, Australia and New Zealand.
     Effective January 1, 2001, we purchased certain assets and assumed certain liabilities of Consumer Cap Corporation (“Consumer”) for approximately $9.9 million. Consumer’s manufacturing and distributing operations were merged with our existing operations at that time.
     On September 19, 2003, we acquired all of the outstanding capital stock of PTI for approximately $40.0 million (including assumed liabilities and transaction costs). PTI is a manufacturer of plastic closures and containers for the CFT industries. PTI’s customers include Estée Lauder and Avon, each of which has used our products for over 30 years. PTI provided us with an entrance to the CFT market, where advanced design capabilities and specialized manufacturing processes are required. We funded the purchase price for PTI through borrowings under our existing credit facility.
Business Strategy
     Our primary strategy is to increase cash flow by maintaining and extending our position as a leader in significant segments in the plastic closure, bottle and CFT markets. The key elements of this strategy are as follows:
     Emphasizing research and development and product engineering. Packaging of food, beverages and CFT products is rapidly changing in the marketplace, as producers encounter increased competition and escalating sophistication among their customers. The demands for new packaging solutions can only be met by using new materials and innovative design and manufacturing techniques. We are continuing our commitment to the research and development of new containers, closures and packaging systems.
     Emphasizing customer support and total product solutions. We build long-term relationships with customers and attract new customers by providing on-time delivery and technical service and support, and by positioning and selling our products as total product solutions. We work closely with our customers to design closures and compatible container necks and neck inserts that meet their specific needs, provide them with a wide range of stock and customizable products, and support their ongoing needs for service and support. Many of our beverage closure customers also use our capping equipment, which we believe improves their products and strengthens our relationships with them.
     Expanding sales in markets outside of the United States. We expect significant growth in markets outside of the United States for plastic closures, containers and capping equipment, as bottled water, other non-carbonated beverage and CFT companies in international markets adopt more advanced packaging materials and techniques. We are seeking to capitalize on these growth opportunities by entering into joint ventures with local bottle manufacturers, bottlers and distributors, by increasing export sales and by establishing direct operations in local markets.
     Low cost producers in our markets. Our operations use advanced automated and proprietary manufacturing processes to provide high quality products at relatively low production costs. We have a continuous process improvement program designed to further automate our production flow, enhance the capabilities of our workforce and upgrade our molds, equipment and systems. This enables us to limit our direct labor costs while meeting the strict sanitary requirements necessary for producing food and beverage packaging products in our markets.
     Product integrity initiative. We have adopted a product integrity strategy in which we focus on providing products and services that leverage our core strengths in enhancing our customers’ product safety and protecting their brand equity. We design our products to assure customers that their products will be received by end-users with all of the attributes the manufacturer intended, including taste, freshness, odor and effectiveness. In addition, product integrity encompasses other safety and security services designed to protect the integrity of the manufacturing process and protect products as they move through the distribution chain.
     Seeking strategic acquisitions. From time to time we may consider strategic acquisitions, focusing on markets with higher growth rates than those we currently serve, and on markets in which we can leverage our strengths in product integrity and manufacturing efficiency.

Plastic Closure Market
     Portola competes in the closure segment of the worldwide plastic container packaging industry, focusing on proprietary tamper evident plastic closure applications. Plastic closures have various applications and are designed and engineered to meet specific uses. Portola’s major product applications for plastic closures for beverages include dairy, fruit juice, bottled water, sport drinks, other non-carbonated beverage products and institutional food products, as well as closures and containers for the CFT market.
     Closure design is a function of the type of container and its contents. Products which are perishable, highly acidic or susceptible to tampering all require specialized capping applications. In many instances, it may be necessary for the container to be re-sealable, or it may be preferable for the contents to be dispensed through the closure without the closure being removed.
     The use of plastic closures has grown as the demand for tamper evident packaging has grown. A tamper evident feature is highly valued by the non-carbonated beverage and food market. While certain tamper evident devices can be incorporated into metal closures, the most sophisticated devices have been developed for plastic closures. We invented the original snap-on cap design as well as the “tear strip” feature with breakaway bands for plastic closures. These Portola innovations established the standard tamper evident mechanism for the non-carbonated beverage and food industries.
     Historically, growth in demand for our products has been driven by population growth, increasing concerns about the sanitation and safety of packaged food and beverage products, and the continued shift from glass or metal to plastic containers throughout the packaged food industry. In addition, in many international markets, demand for plastic containers is growing with increasing consumer disposable income. For the fruit juice, dairy and bottled water markets, demand is also a function of climate variations, with warm weather tending to increase consumption. In the CFT market, growth has been driven by trends such as the aging of the population, increasing demand by younger consumers and the development of new cosmetic and skin care products. As packaging has shifted from glass and metal to plastic containers, which tend to rely on plastic closures, the use of plastic closures has grown more than the overall closures market. See “Products” and “Product Development” below.
Products
     We design, manufacture and sell a wide array of tamper evident plastic closures for dairy, fruit juice, bottled water, sport drinks, other non-carbonated beverage products and institutional food products and for cosmetics, fragrances and toiletries. We also design, manufacture and sell (i) blowmolded bottles used in the dairy, bottled water, fruit juice and industrial markets, (ii) closures and jars for CFT products, (iii) injection stretch bottles blowmolded for bottled water markets, (iv) high speed capping equipment used by our plastic closure customers in their bottling and packaging operations and (v) tooling and molds used in the blowmolding industry to manufacture bottles.
     Plastic closures. We offer a wide variety of plastic closures under each of our principal product lines to satisfy a great number of application and customer requirements. Our plastic closures for beverages are broadly grouped into five categories: (i) small closures used to cap blowmolded plastic bottles, (ii) closures for five-gallon returnable glass and plastic water cooler bottles, (iii) widemouth closures for institutional food products, (iv) fitments for gable-top containers (such as conventional paperboard milk and juice cartons) and (v) push-pull dispensing closures for bottled water, flavored water and sports drinks. Our plastic closures range in size from 26 mm to 110 mm and conform to international packaging standards. We offer 30 standard colors, and also offer a high degree of product distinction for our customers through over 300 custom-blended colors. In addition, we offer sophisticated printing, embossing and adhesive labeling capabilities. Most of our plastic closures offer a snap-on, snap-screw or screw feature, designs which are preferred by packagers because they reduce production costs. Our plastic closures also incorporate tear strips, breakaway bands or other visible tamper evident devices, a feature that has become an industry standard for non-carbonated beverage and food products. Our sales of plastic closures represented approximately 64%, 66% and 67% of total sales in fiscal 2006, 2005 and 2004, respectively.
     The following describes our principal closure lines for the non-carbonated beverage and institutional food markets:
•	Closures for gallon and half-gallon plastic containers. We are a leading provider of 38 mm closures used primarily for gallon and half-gallon blowmolded containers for milk, fruit juices and bottled water in the

United States, and similar plastic containers in Canada, Mexico and the United Kingdom. These closures represented $126.3 million of total sales in fiscal 2006.

•	Five-gallon closures. We are a leading provider of plastic closures for five-gallon returnable glass and plastic water cooler bottles in the United States and similar containers in Canada, Mexico, China and the United Kingdom. These closures represented $30.9 million of total sales in fiscal 2006.

•	Other food and beverage closures. We produce a variety of specialty closures for the beverage and food markets. These products include (i) wide mouth closures for plastic containers used in institutional food applications such as condiments, mayonnaise and salad dressing, (ii) re-closeable plastic dispensing fitments for gable-top paperboard cartons used for orange juice, lemonade, other juice, dairy and soy products, and (iii) push-pull dispensing tamper evident closures for bottled water, fruit juices and sport drinks. We believe that we are a leader in many of these markets in the United States, Canada and the United Kingdom. These products represented $27.7 million of total sales in fiscal 2006.
     Cosmetic closures and jars. We produce and market custom bottle caps and jar covers for personal care, cosmetics products, fragrance and toiletries. We believe that we are a leader in providing closures for the CFT market, with particular strength in compression-molded closures used in high-end product applications. PTI has had long-standing relationships, averaging over 20 years, with five out of the seven major global cosmetics companies, including Avon, Estée Lauder and L’Oreal. These closures and jars represented $30.5 million, $28.5 million and $27.7 million of total sales for fiscal 2006, 2005 and 2004, respectively, or 11% of total sales for fiscal 2006, 2005, and 2004.
     Plastic bottles. We produce a wide variety of blowmolded high density plastic bottles in Canada for use primarily in the dairy, bottled water and fruit juice industries. We also produce five-gallon polycarbonate water bottles in Mexico and the United Kingdom. The ability to sell the closures and bottles together enables the Canadian, Mexican and the United Kingdom operations to provide their customers with a complete packaging system. Through our joint venture CSE, we sell five-gallon polycarbonate bottles and closures primarily in Europe. In the CFT market, PTI offers a line of heavy wall PETG and polypropylene jars that complements our closure offerings. Our sales of bottles represented $45.6 million, $41.5 million and $31.9 million of total sales for fiscal 2006, 2005 and 2004, respectively, or 17%, 16% and 13% of total sales in fiscal 2006, 2005 and 2004, respectively.
     Capping equipment and tooling. We design, manufacture and sell capping equipment for use in high speed bottling, filling and packaging beverage production lines. A substantial majority of our plastic closure customers use our capping equipment. Our ability to supply capping equipment and technical assistance along with our plastic closures represents an important competitive advantage, as customers have confidence that our plastic closures will be applied properly to provide leak-proof seals, and that any capping problems will be resolved quickly.
     We also manufacture and sell high quality tooling and molds used in the blowmolding industry for the manufacture of bottles. These capabilities allow us to rapidly respond to customers tooling needs, enhancing our ability to provide a complete solution to our customers. Our sales of equipment and tooling represented $7.0 million, $7.5 million and $12.1 million of total sales for fiscal 2006, 2005 and 2004, respectively, or 3%, 3% and 5% of total sales in fiscal 2006, 2005 and 2004, respectively.
Product Development
     We continue to be committed to product development and engineering in areas of our sales and operations. Our research and development group and engineering staff, as well as a number of skilled package design consultants, engage in a range of design and development services, focusing on (i) new products and existing product enhancements, (ii) tooling and molds necessary for manufacturing plastic closures and (iii) capping equipment compatible with our closures and our customers’ containers. Research and development expenditures for fiscal 2006, 2005 and 2004 were $3.9 million, $3.8 million and $6.2 million, respectively.
     We have made a substantial investment in developing both new and enhanced products. To facilitate this process and to increase the chances of ultimate market acceptance of such products, we encourage ongoing exchanges of ideas with customers, container manufacturers, machinery manufacturers and sales and service personnel. Ongoing consultations with our customers have enabled us to identify new product opportunities to develop improved traditional closures, as well as fitments and closures, for institutional foods industries.

     During the last three years, we have accelerated the pace of our product development activities to address the increasing rate of innovation in the worldwide plastic packaging industry. However, in many cases, customers who are comfortable with their existing closure products are generally slow to switch to a new design.
Intellectual Property
     As of August 31, 2006, we held more than 287 domestic and foreign patents on the design of our products, including container closures, compatible neck finishes, handling equipment and related processes and additional patent applications are pending. We rely primarily on our patents to protect our intellectual property and are committed to developing new proprietary innovations in tamper evident plastic closures, bottles, related equipment and tooling for the food and beverage and CFT industries, which we expect to provide us with a competitive advantage in many new product areas. A number of our prior patents relating to one of our beverage closure product lines have expired in recent years. We believe this adversely affected our gross margins as competitors who have become free to imitate Portola designs have begun to compete aggressively in product pricing. Similarly, we face the risk that our intellectual property may be misappropriated, particularly in certain foreign countries whose laws may not protect our intellectual property rights to the same extent as the laws of the United States, which could negatively affect our business. Our continued innovation in the markets served, as well as new markets, is designed to counteract this situation. We also have a number of trademarks that are deemed valuable to our business. We have developed most of the technical information and know-how in house that is used to operate our business.
Raw Materials and Production
     As of August 31, 2006, the principal raw material for our plastic closures and bottles was injection and blowmolding grade resin, which accounted for approximately 67.8% of the cost of all raw materials purchased for our plastic closures and bottles in fiscal 2006. Resin can be purchased from a number of reliable, competitive producers and is priced as a commodity. The majority of the resin we use in production is low density polyethylene. We also use high density polyethylene, linear low density polyethylene, polypropylene and polycarbonate. We have contracts with our three principal resin suppliers that provide for the adjustment of prices payable by us depending on periodic increases or decreases in published indices of national bulk resin pricing. These prices are based on current market conditions and do not involve fixed quantities and, therefore, are not considered derivatives. While resin prices can fluctuate substantially over relatively short periods of time, we have not experienced any significant difficulties over the past ten years in obtaining sufficient quantities of resin. In the past, we generally have been able to pass on increases in resin prices directly to our customers, in many cases after delays because of contractual provisions. However, during the past three years, with the significant increases in resin prices, we experienced difficulty passing on all such resin price increases to certain customers. Significant increases in resin prices from current levels, coupled with an inability to promptly pass such increases on to customers, had an adverse effect on our sales and margins during fiscal 2006, 2005 and 2004 and will continue to do so in the foreseeable future.
     To produce plastic closures and bottles, resin, which is delivered as small pebble-size pellets to large storage silos, is conveyed through a pipeline system to injection or compression molding, or blowmolding machines where it is melted into a thick liquid state. Coloring agents are added as appropriate and the mixture is injected or blowmolded at high pressure into a specially designed, multi-cavity mold. The principal equipment in our plants includes injection molding, compression molding and blowmolding machines, finishing lines that print, label and insert closures with foam or foil to meet customer requirements and automated systems for handling and processing raw materials and finished goods. We use similar, automated processes in the production of our bottles.
     Our operations use advanced automated and proprietary manufacturing processes to provide high quality products at relatively low production costs. We have a continuous process improvement program designed to further automate our production flow, enhance the capabilities of our workforce and upgrade our molds, equipment and systems. This enables us to limit our direct labor costs while meeting the strict sanitary requirements necessary for producing food and beverage packaging products. In addition, we have developed significant propriety manufacturing processes that we believe provide us with a competitive advantage.
Backlog
     Production and delivery cycles for closures and bottles are very short and our backlog is generally cancelable on short notice. Backlog for closures and bottles is generally two to three weeks of orders and is relatively constant from period to period. Contracts for equipment purchases and tooling generally include cancellation penalties. Due to the short production and delivery cycles for closures and bottles, we do not believe backlog information is a material factor in understanding our business.
     Our backlog for CFT closures and containers at PTI is subject to greater variability than our other businesses. CFT orders received from customers may require product deliveries that may be immediate or may extend over a three- to nine-month period. In addition, one of PTI’s major customers receives shipments under a consignment arrangement. Revenue for this customer is recognized upon consumption. Due to these factors, it is difficult to predict PTI’s sales for any given period based on our backlog.
Sales, Marketing and Customer Service
     We sell our products through our in-house sales staff, sales representatives and, to a lesser extent, distributors. Domestically, a substantial portion of our sales and marketing activities are conducted by majority-owned subsidiaries. Calls on customers and participation at trade shows are our primary means of customer contact. A number of our customers are large corporate clients with numerous production facilities, and each facility may make its own purchase decisions. Our customers include processors and packagers of fluid milk, non-carbonated bottled water, chilled juice and flavored drink products sold on the retail level and condiments sold in the wholesale and institutional market, as well as producers and distributors of CFT products. Our top ten customers (including our European joint venture, which is one of our customers) accounted for approximately 40% of our sales during fiscal 2006. One Canadian customer, Saputo, accounted for approximately 10% of total sales during fiscal 2006 and 5.6% of accounts receivable during fiscal 2006. We believe that we are the sole or largest supplier to our top 25 customers for the products we supply to them. Our consistent product quality and customer service have allowed us to develop strong relationships with our customers; our relationships with our top 25 customers average 14 years in length. For information regarding revenues and net income (loss) by segment, see Note 14 of the Notes to Consolidated Financial Statements.
     Attention to customer service is a critical component of our marketing efforts. Our customers generally operate high-speed, high-volume production lines, many of which handle perishable products. In order to help assure that the production lines operate efficiently and avoid costly line stoppages, many customers rely on our ability to provide reliable, on-time delivery of our closure and bottle products and to maintain uniform quality of those products. We also provide technical assistance to domestic and foreign customers by dispatching service personnel on short notice to solve bottling line problems. Several of our field service representatives have extensive blowmolding technical expertise that is especially important in resolving bottle leakage problems for customers.
International Sales and Joint Ventures
     Our international sales have increased substantially in recent years. Export sales from the United States and sales from our non-U.S. facilities increased to $143.0 million in fiscal 2006 from $142.6 million and $111.7 million in fiscal 2005 and 2004, respectively. Bottled water companies and other non-carbonated beverage companies in Europe, East Asia, Latin America, Australia and elsewhere have continued to adopt more advanced packaging materials and techniques and have increasingly chosen to purchase our products from our nearby plants rather than from the U.S. facilities. Correspondingly, our foreign subsidiaries have increased their production, and total foreign sales accounted for 53% of our consolidated sales in fiscal 2006. For fiscal 2006, 2005 and 2004, export closure sales from the United States to unaffiliated customers were $4.8 million, $6.7 million and $8.9 million, respectively, and export CFT sales were $4.0 million, $4.4 million and $4.0 million in fiscal 2006, 2005 and 2004, respectively. For information regarding international revenues by geographical region, see Note 14 of the Notes to Consolidated Financial Statements.
     We have historically entered new markets outside of the United States through joint ventures with bottle manufacturers, bottlers and distributors that have an established presence in the local market. We currently are a party to a joint venture with CSE that sells certain products in Europe. For risks associated with our foreign operations, see “Risk Factors—Difficulties presented by non-U.S. economic, political, legal, accounting and business factors could negatively affect our interests and business efforts.”
Competition
     We compete in sales of container closures and bottles to the beverage and food industry, many of which are proprietary, on the basis of price, product design, product quality, reliability, on-time delivery and customer service.

We believe that our broad range of beverage and food products and our ability to provide our customers with innovative, low-cost closures and complete capping systems, as well as our reputation for quality, reliability and service, and our automated and strategically located production facilities give us a competitive advantage. We compete in the same manner with our CFT products and are able to offer our customers a range of customization in that area that we believe provides us with competitive advantages.
     While no single competitor offers products that compete with all of our product lines, we face direct competition in each of those lines from a number of companies, many of which have financial and other resources that are substantially greater than ours. For example, we compete with divisions or subsidiaries of Alcoa, Inc., Berry Plastics Corporation, Crown Cork & Seal Company, Inc., International Paper Company and Rexam PLC, as well as a number of smaller companies, such as IPEC, Blackhawk Molding Company and Integra. Additionally, from time to time we also face direct competition from bottling companies and other beverage and food providers that elect to produce their own closures rather than purchase them from outside sources. A significant increase in competition, through technological innovations, offerings of lower priced products or introduction of new products not offered by us, could have a significant adverse effect on our financial condition and results of operations.
Employees
     As of August 31, 2006, we had 1,299 full-time employees, 44 of whom were engaged in product development, 77 in marketing, sales and customer support, 1,073 in manufacturing and 105 in finance and administration. We use seasonal and part-time employees for training, vacation replacements and other short-term requirements. None of our employees in the United States are covered by any collective bargaining agreement. Approximately 33 employees of our Canadian subsidiary are members of the Teamsters Union, and during fiscal 2005, we entered into a three-year agreement with this union. In addition, approximately 97 of our employees are covered by a collective bargaining agreement in Mexico. We have never experienced a work stoppage and believe that employee relations are good.
Properties
     We believe that our facilities are well-maintained, in good operating condition and strategically located. We also believe our facilities are adequate for our current needs and near-term growth requirements. However, substantial capital expenditures will be required to meet the production requirements for new and developing product lines. We cannot assure you that unanticipated developments will not occur that would require us to add production facilities sooner than expected. The table below indicates the locations, functions, square footage and nature of ownership of our current facilities as of August 31, 2006.

			Nature of
Location	Functions	Square Feet	Ownership(1)
San Jose, CA(2)	Administrative and IT	3,017	Leased
Kingsport, TN(8)	Closure Mfg./Warehouse	93,400	Owned
Clifton Park, New York	Closure Mfg./Warehouse	51,400	Leased
Batavia, IL	Principal Executive Office/Closure Mfg./Warehouse /Engineering/Research and Development	73,100	Leased
New Castle, PA	Administrative/Warehouse/Equipment Division	60,000	Owned
Melbourne, FL(1)	Sales Representative Organization	1,000	Leased
Kansas City, MO	Sales Representative Organization	150	Leased
Tolleson, AZ	Closure Mfg/Warehouse	115,000	Leased
Woonsocket, RI(7)	Closure and Container Mfg./Warehouse	247,500	Owned
Czech Republic(3)	Land	362,722	Owned
Litvinov, Czech Republic(4)	Closure Mfg.	32,733	Leased
Shanghai, China(1)(5)	Closure Mfg./Warehouse/Engineering/Research and Development	103,587	Leased
Richmond, British Columbia, Canada(1)	Bottle & Closure Mfg./Warehouse	49,205	Leased
Edmonton, Alberta, Canada	Bottle Mfg./Warehouse	55,600	Leased
Montreal, Quebec, Canada(1)	Bottle Mfg./Warehouse	43,500	Leased
Le Gardeur, Quebec, Canada(1)	Machine Building	10,464	Leased
Guadalajara, Mexico (6)	Bottle & Closure Mfg/Warehouse	80,000	Leased
Doncaster, South Yorkshire, England	Bottle & Closure Mfg./Warehouse/Engineering/ Research and Development	80,000	Leased
Albany, Auckland, New Zealand(1)	Office/Warehouse	1,400	Leased

(1)	The facilities shown as leased in the table above are subject to long–term leases or lease options that extend for at least five years, except as follows: (a) the lease for Melbourne, FL is on a month to month basis, (b) the lease for the location of Chun Zhong Road No. 66 buildings A and B in Shanghai, China expires in November 2007, (c) the lease for New Zealand expires in March 2007, with two rights of renewal, each for a twelve-month period, (d) the lease for Le Gardeur, Quebec expires in November 2006, (e) the lease for Montreal, Quebec, Canada was renewed on July 26, 2006 and will expire on July 31, 2011 and (f) the lease for Richmond, British Columbia, Canada was renewed on June 16, 2006 and will expire on June 15, 2010.

(2)	On November 9, 2005, we sold the remaining building and land at our San Jose, California location for proceeds of $2.1 million, which resulted in a gain on the sale of $0.4 million. On January 1, 2006, we entered into a lease for office space, totaling 3,017 square feet in San Jose, California. The lease term for the office space is two years.

(3)	We purchased land in the Czech Republic in November 2003. No building activity has begun on this site. We are reviewing various options regarding the expansion of our manufacturing capabilities in the Czech Republic that may or may not include development of this land.

(4)	The lease for our facility in Litvinov, Czech Republic expires in December 2006. We expect to renew this lease on a short-term basis. We also entered into a short-term lease of manufacturing space in our CSE joint venture partner’s manufacturing plant.

(5)	In March 2006, we entered into a lease totaling 26,900 square feet, in Shanghai, China. The lease term is 24 months and expires on March 17, 2008. In July 2006, we entered into another lease totaling 27,416 square feet, in Shanghai, China. The lease term is 12 months and expires on June 30, 2007.

(6)	In April 2004, we amended the lease of our Guadalajara, Mexico plant to allow for construction of a 20,000 square foot expansion to our existing facilities. Construction of this expansion began in the third quarter of fiscal 2004 and was completed by September 1, 2004, at which time the amended lease became effective. We guaranteed approximately $0.2 million in future lease payments related to the amended lease. This is in addition to the guaranty of approximately $0.6 million related to the original lease. The amended lease expires August 31, 2014.

(7)	On January 13, 2006, we sold our warehouse facility located at 84 Fairmont Avenue, Woonsocket, Rhode Island for $1.1 million which resulted in a gain on sale of $0.5 million, including a reduction in the gain of $28,000 during the third quarter due to the early termination of the leaseback transaction. The square footage of the building sold totaled 240,000.

(8)	We closed our South Carolina plant and relocated its operations primarily to Kingsport, Tennessee and to other facilities during fiscal 2004. On December 28, 2005, we sold our facility in Sumter, South Carolina for $0.9 million which resulted in a gain of $0.1 million. We no longer have any facilities in Sumter, South Carolina.
Legal Proceedings
     In the normal course of business we are subject to various legal proceedings and claims. Based on the facts currently available, management believes that the ultimate amount of liability for any such pending actions in the ordinary course of business will not have a material adverse effect on our financial position, results of operations, or liquidity.
     On May 31, 2006, we settled a patent infringement claim brought against us by Blackhawk Molding Co., Inc., agreeing to pay Blackhawk Molding $4.0 million on June 30, 2006, $0.5 million per quarter for four quarters thereafter and $0.25 million for the following four quarters. We have ample cash flow from operations and lines of credit to make these payments.

MANAGEMENT
     Our directors and executive officers and their ages as of November 20, 2006 are as follows:

Name	Age	Title
Brian J. Bauerbach	41	Director, President, Chief Executive Officer
Michael T. Morefield	50	Senior Executive Vice President and Chief Financial Officer
Richard D. Lohrman	53	Vice President, Engineering/R&D
Kim Wehrenberg	54	Vice President, General Counsel and Secretary
Jeffrey Swoyer	53	Vice President, Human Resources
Martin Imbler(1)(2)	58	Chairman of the Board
Jack Watts	58	Director
Robert Egan(1)	42	Director
Larry C. Williams	57	Director
Debra Leipman-Yale(2)	50	Director
Richard Cross	58	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.
     Brian J. Bauerbach joined us as Chief Operating Officer on January 11, 2005 and was named our President and Chief Executive Officer on April 20, 2005. Prior to joining Portola, Mr. Bauerbach spent over 17 years with Alcoa Corporation. From 2000 until 2002 he was Vice President of North American Operations for Closure Systems International and then served as General Manager of Alcoa’s Flexible Packaging division.
     Michael T. Morefield became our Senior Vice President and Chief Financial Officer in October 2004, and was promoted to Senior Executive Vice President in March 2006. He has over 25 years of extensive global experience spanning over 20 countries in all facets of finance, accounting, administration and general management. Most recently, Mr. Morefield was Chief Financial Officer for Exelon Services, a subsidiary of the Fortune 500 company Exelon Inc. From 1999 to 2002, he was Vice President and Chief Financial Officer for United Plastics Group Inc., a global plastic injection molding manufacturer servicing the electronics, consumer, medical and automotive industries. Prior to that, he held CFO positions for a number of multinational manufacturing companies including Schmalbach-Lubeca Holdings, Inc., White Cap, Inc. and Toyoda Machinery USA Inc.
     Richard D. Lohrman has been our Vice President, Engineering/R&D since July 2002. Prior to joining Portola, Mr. Lohrman was Manager of Technology for the Closure and Specialty group of Owens-Illinois from 1996 to 2002. Mr. Lohrman also held a Vice President position in R&D for Zeller Plastik, Inc., a company owned by Crown Cork and Seal and was Vice President of Manufacturing for Betts Packaging.
     Kim Wehrenberg joined us as Vice President, General Counsel and Secretary on August 17, 2005. In 2004 Mr. Wehrenberg co-founded Quaestor Equity Partners, LLC a private equity investment company. Prior to that, he served for 17 years as Vice President, General Counsel and Secretary of Federal Signal Corporation, a diversified New York Stock Exchange manufacturer, including tools for the packaging industry.
     Jeffrey Swoyer joined us as Vice President, Human Resources on December 1, 2005. Prior to joining Portola, Mr. Swoyer was Vice President, Human Resources for Regal Beloit Corporation, a manufacturer of motion control and power generation equipment for three months, and prior to Beloit, he served as Vice President, Human Resources for several divisions of Alcoa Corporation beginning in 1999.
     Martin Imbler is currently our Chairman and a co-founder of Riverbend Capital Resources Corporation. Prior to founding Riverbend in 2002, Mr. Imbler was President and CEO of Berry Plastics Corporation, a position he held from 1991 until 2002. Berry Plastics is a leading manufacturer of proprietary plastic packaging, serving a variety of markets in the United States and abroad. From 1987 to 1991, Mr. Imbler was President and CEO of Risdon Corporation, a manufacturer of metal and plastic packaging for the cosmetics industry. From 1973 to 1987, he held various executive positions with American Can Company, Conrail, Gulf Oil and The Boston Consulting Group. Previously, he was a Captain in the U.S. Army.

     Jack L. Watts was our Chairman of the Board and Chief Executive Officer from 1986 to 2005. He continues to serve as a Director. From 1982 to 1985, he was Chairman of the Board of Faraday Electronics, a supplier of integrated circuits and board level microprocessors.
     Robert Egan is currently a Managing Director of Solera Capital LLC, a middle market private equity fund based in New York, NY. Mr. Egan also acts as a Senior Advisor on a limited basis to J.P. Morgan Partners, a private equity division of J.P. Morgan Chase & Co. Prior to joining Solera Capital, Mr. Egan was a Partner of J.P. Morgan Entertainment Partners and a full time Senior Advisor to J.P. Morgan Partners. Previous to that, Mr. Egan was the President of Hudson River Capital LLC, a private equity fund that focused on investments in middle market companies. Prior to Hudson, Mr. Egan was a Principal and founding member of Chase Capital Partners, a predecessor to J.P. Morgan Partners. In addition, Mr. Egan has served as a Vice President of The Chase Manhattan Bank’s Merchant Banking Group.
     Larry C. Williams has been one of our directors since January 1989. He co-founded The Breckenridge Group, Inc., an investment banking firm in Atlanta, Georgia, in April 1987 and is one of its principals.
     Debra Leipman-Yale has been one of our directors since August 2004. Ms. Leipman-Yale has over 25 years of experience in marketing and general management of cosmetic, fragrance and toiletry products. She served as Executive Vice President of Revlon, Inc. from 2002 through 2003. Prior to her position at Revlon Inc., she held senior positions at Clairol, Inc., a division of Bristol-Myers Squibb from 1983 to 2002, including serving as President of Clairol International.
     Richard Cross was elected as one of our directors on August 24, 2006. Mr. Cross has served as Chairman and Chief Executive Officer of CARSTAR Incorporated and CARSTAR Franchising Systems, Inc., a franchisor of automobile collision shops, since October 2004. Prior to CARSTAR, he served as Managing Director of The Cross Partnership, Ltd. from August 2001 to January 2004. Prior to that he served as President of Spalding and Slyer, Inc., a full service real estate company, from September 1998 to August 2001.
     Each director listed above was elected at our Annual Meeting of Shareholders held in February 2006, except for Mr. Cross who was elected on August 24, 2006, and each will serve until his or her successor has been elected and qualified or until his or her earlier resignation or removal.
Audit Committee Matters
     Our Board of Directors has an Audit Committee that is responsible, among other things, for overseeing our accounting and financial reporting processes and audits of our financial statements. The members of the Audit Committee are Mr. Imbler and Ms. Leipman-Yale. Our Board of Directors has determined that Mr. Imbler qualifies as an “audit committee financial expert,” and that both members are “independent” as defined by the rules of the Nasdaq Stock Market.
Executive Compensation
     The following table summarizes all compensation awarded to, earned by or paid for services rendered to us in all capacities during fiscal 2006, 2005 and 2004 by our Chief Executive Officer, our four other most highly compensated executive officers who were serving in such capacity at the end of fiscal 2006 and one additional individual who would have been one of the four most highly compensated executives if he had remained an executive officer as of the end of fiscal 2006 (together, the “Named Officers”).

Summary Compensation Table

				Long-Term Compensation
	Annual Compensation			Awards Securities	All other
Name and Principal Position	Year	Salary	Bonus(1)	underlying options	compensation
Brian J. Bauerbach(2)	2006	$258,394	$123,255	400,000	$6,776
President and Chief Executive	2005	$144,106	$117,500	—	$94,814
Officer	2004	—	—	—	—
Michael T. Morefield(3)	2006	227,044	107,278	175,000	—
Senior Executive Vice President and	2005	186,344	63,000	—	—
Chief Financial Officer	2004	—	—	—	—
Richard D. Lohrman	2006	187,615	51,767	125,000	—
Vice President, Engineering/R&D	2005	185,000	15,000	—	—
	2004	188,750	32,083	—	—
Kim Wehrenberg(4)	2006	200,678	55,328	125,000	—
Vice President, General Counsel and	2005	7,692	—	—	—
Secretary	2004	—	—	—	—
Jeffrey Swoyer(5)	2006	136,654	57,000	125,000	—
Vice President, Human Resources	2005	—	—	—	—
	2004	—	—	—	—
M. Craig Akins(6)	2006	185,289		—	—
Former Vice President, Strategic	2005	205,001	—	—	—
Sales	2004	204,231	—	—	—

(1)	With respect to each fiscal year, bonuses are accrued each quarter for services rendered during the quarter and are generally paid within ninety days after the year has ended.

(2)	Mr. Bauerbach became Chief Operating Officer on January 11, 2005 and President and Chief Executive Officer on April 20, 2005. Mr. Bauerbach received a signing bonus of $75,000, which is reflected in all other compensation. Mr. Bauerbach received reimbursement for moving expenses of $19,814 reflected in all other compensation.

(3)	Mr. Morefield became Senior Vice President and Chief Financial Officer on October 4, 2004.

(4)	Mr. Wehrenberg became our Vice President, General Counsel and Secretary on August 17, 2005.

(5)	Mr. Swoyer became our Vice President, Human Resources on December 1, 2005.

(6)	Mr. Akins resigned from Portola effective June 30, 2006.
Option Grants in Fiscal 2006

(a)	(b)	(c)	(d)	(e)	(f)	(g)
	Number of	% of Total			Potential Realizable Value
	Securities	Options			at Assumed Annual Rates of
	Underlying	Granted to	Exercise		Stock Price Appreciation for
	Options	Employees in	Price per	Expiration	Option Term
Name	Granted	Fiscal 2006	Share	Date	5%	10%
Brian J. Bauerbach	400,000	27%	$0.62	2/14/16	$156,000	$396,000
Michael T. Morefield	175,000	12%	$0.62	2/14/16	68,250	173,250
Richard D. Lohrman	125,000	8%	$0.62	2/14/16	48,750	123,750
Kim Wehrenberg	125,000	8%	$0.62	2/14/16	48,750	123,750
Jeffrey Swoyer	125,000	8%	$0.62	2/14/16	48,750	123,750
M. Craig Akins	—	—	—	n/a	—	—
Aggregated Option Exercises in Fiscal 2006 and Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options at
	Acquired	Value	Options at August 31, 2006		August 31, 2006(1)
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Brian J. Bauerbach	—	n/a	160,000	240,000	473,600	710,400
Michael T. Morefield	—	n/a	116,667	58,333	345,334	172,666
Richard D. Lohrman	—	n/a	158,333	41,667	246,668	123,334
Kim Wehrenberg	41,666	n/a	41,667	41,667	123,334	123,334
Jeffrey Swoyer	—	n/a	41,667	83,333	123,334	246,666
M. Craig Akins	—	n/a	110,000	—	—	—

(1)	Based on a price of $3.58 calculated in accordance with the Board of Directors methodology using a multiple of EBITDA less indebtedness.

Director Compensation
     Directors receive quarterly retainers of $4,250 for Board service and $2,000 for attendance per Board meeting. Compensation Committee members receive a quarterly retainer of $1,000 and Audit Committee members receive a retainer of $2,250 per quarter. The Chairman also receives and additional retainer of $4,250 per quarter. Brian Bauerbach, our President and Chief Executive Officer, does not receive any compensation as a director.
Employment and Change of Control Arrangements
     Certain of the stock option agreements entered into pursuant to the 2002 Stock Option Plan and the 1994 Stock Option Plan provide for acceleration of vesting of options governed thereby in the event of a “change in control,” as defined in such stock option agreements. In this regard, the stock options granted during fiscal 2006, 2002 and 2001 to all of the directors and executive officers provide for acceleration of vesting upon a change in control of Portola. Stock options granted to certain of these individuals in prior fiscal years also provide for acceleration of vesting upon a change in control.
     Mr. Bauerbach has an employment agreement that provides for a base salary of $270,000 and a bonus of 50% of base salary upon attainment of certain business goals. He also received a $75,000 signing bonus and standard moving expenses in fiscal 2005. He is entitled to payment of one year of severance if his employment is terminated without cause prior to August 31, 2007. Mr. Morefield has an employment agreement that provides for a base salary of $235,000 and a bonus of 50% of base salary upon attainment of certain business goals. He is entitled to payment of one year’s salary if his employment is terminated without cause.
Compensation Committee Interlocks and Insider Participation
     The members of the Compensation Committee of our Board of Directors for fiscal year 2006 were Martin Imbler and Robert Egan.
     For a description of transactions between us and members of the Compensation Committee and entities affiliated with such members, please see “Related Party Transactions” and Note 15 of the Notes to Consolidated Financial Statements.

PRINCIPAL STOCKHOLDERS
     The following table sets forth certain information with respect to beneficial ownership of each class of our voting securities as of November 20, 2006 by (i) each person known by us to be the beneficial owner of more than 5% of such class, (ii) each of our directors, (iii) each Named Officer and (iv) all of our executive officers and directors as a group. Our equity securities are privately held and no class of our voting securities is registered pursuant to Section 12 of the Securities Exchange Act of 1934.

	Shares of Class A		Shares of Class B
	Common Stock		Common Stock
	Beneficially Owned(1)		Beneficially Owned(2)
Name of Beneficial Owner	Number(3)	Percent(3)	Number(3)	Percent(3)
Suez Equity Investors, L.P.(4)	2,134,992	100.0%	—	—
SEI Associates(4)	2,134,992	100.0	—	—
Robert Egan(5)	—	—	2,421,381	24.7%
J.P. Morgan Partners (23A SBIC), L.P. (formerly Chase Manhattan Capital Corporation)(6)	—	—	2,388,048	24.4
Jack L. Watts(7)	—	—	3,357,779	34.3
Gary L. Barry(8)	—	—	607,965	6.2
Brian J. Bauerbach	—	—	266,000	2.5
Michael T. Morefield(10)	—	—	116,666	1.2
Kim Wehrenberg(11)	—	—	83,332	*
M. Craig Akins	—	—	—	—
Larry C. Williams(12)	—	—	125,275	1.3
Richard Lohrman(13)	—	—	158,333	1.6
Martin Imbler(14)	—	—	80,833	*
Debra Leipman-Yale(15)	—	—	53,333	*
Jeffrey Swoyer(16)	—	—	41,666	*
Richard Cross(17)	—	—	33,333	*

All executive officers and directors as a group (11 persons)(18)	—	—	6,737,932	63.9%

*	Less than 1%

(1)	As of November 20, 2006, there were 2,134,992 shares of Class A Common Stock issued and outstanding. The Class A Common Stock is non–voting and each share of Class A Common Stock may be converted into one share of Class B Common Stock, Series 1 in the event that shares of Class B Common Stock, Series 1 shall be sold in a firm commitment public offering in which the aggregate public offering price is equal to or greater than $10.0 million or there is a capital reorganization or reclassification of our capital stock. See Note 11 of Notes to Consolidated Financial Statements.

(2)	As of November 20, 2006, there were 9,796,446 shares of Class B Common Stock issued and outstanding, consisting of 8,626,051 shares of Class B Common Stock, Series 1 and 1,170,395 shares of Class B Common Stock, Series 2. The Class B Common Stock, Series 1 carry voting rights of one vote per share. Holders of Class B Common Stock, Series 2 have a number of votes equal to the number of shares of Class B Common Stock, Series 1 into which such holder’s shares of Class B Common Stock, Series 2 is then convertible. The Class B Common Stock, Series 2 has a liquidation preference equal to $0.60 on each distributed dollar in the event that the value of our assets available for distribution is less than $1.75 per share. Each share of Class B Common Stock, Series 2 is convertible at any time at the option of the holder into that number of shares of Class B Common Stock, Series 1 that results from dividing the Conversion Price (as defined in our certificate of incorporation) by $1.75 and will be automatically converted into one such share (i) in the event that shares of Class B Common Stock, Series 1 shall be sold in a firm commitment public offering in which the aggregate public offering price is equal to or greater than $10 million or (ii) immediately prior to the effectiveness of a merger or consolidation in which Portola is not the surviving entity and in which the value of the property to be received by the stockholders shall be not less than $1.75 per share. See Note 11 of Notes to Consolidated Financial Statements.

(3)	In accordance with the rules of the SEC, shares are beneficially owned by the person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock issuable upon exercise of outstanding options identified in the footnotes to this table and exercisable on November 17, 2006 or within 60 days thereafter are included, and deemed to be outstanding and to be beneficially owned by the person holding such option for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(4)	Represents 2,028,242 shares held by Suez Equity Investors, L.P. and 106,750 shares held by SEI Associates, an affiliate of Suez Equity Investors, L.P. The address of both Suez Equity Investors, L.P. and SEI associates is 712 5th Avenue, 24th Floor, New York, NY 10019.

(5)	Mr. Egan is a Senior Advisor on a limited basis to J.P. Morgan Partners (formerly Chase Capital Partners), an affiliate of J.P. Morgan Partners (23A SBIC), L.P. (“J.P. Morgan Partners 23A”), which was formerly know as Chase Manhattan Capital Corporation. Includes (i) 1,552,333 shares of Class B Common Stock, Series 1 held of record by J.P. Morgan Partners 23A and affiliates (of which 149,047 shares are held by Archery Partners and 99,800 shares held by Baseball Partners) and 10,000 shares of Class B Common Stock, Series 1 subject to options held by J.P. Morgan Partners Global 2001 SBIC, LLC, an affiliate of J.P. Morgan Partners 23A, that are exercisable within 60 days of November 20, 2006, and (ii) 10,000 shares of Class B Common Stock, Series 1 subject to options held by J.P. Morgan Partners 23A and 33,333 options held by Mr. Egan that are exercisable within 60 days of November 20, 2006. Also includes 726,095 shares of Class B Common Stock, Series 2 held of record by J.P. Morgan Partners 23A, 39,620 shares of Class B Common Stock, Series 2 held of record by Archery Partners and 50,000 shares of Class B Common Stock, Series 2 held of record by Baseball Partners, both affiliates of J.P. Morgan Partners 23A. Mr. Egan disclaims beneficial ownership of the 1,569,333 shares of Class B Common Stock, Series 1 owned by J.P. Morgan Partners 23A and affiliates, and the 815,715 shares of Class B Common Stock, Series 2 owned by J.P. Morgan Partners 23A and affiliates. The address of this shareholder is 270 Park Avenue, New York, NY 10017.

(6)	With respect to Class B Common Stock, Series 1, includes (i) 149,047 shares held by Archery Partners, (ii) 99,800 shares held by Baseball Partners, and (iii) (a) 10,000 shares subject to options held by J.P. Morgan Partners Global 2001 SBIC, LLC, an affiliate of J.P. Morgan Partners 23A, that are exercisable within 60 days of November 20, 2006 and (b) 9,000 shares subject to options held by J.P. Morgan Partners 23A that are exercisable within 60 days of November 20, 2006. With respect to Class B Common Stock, Series 2, includes 39,620 shares held of record by Archery Partners and 50,000 shares held of record by Baseball Partners, such entities being affiliates of J.P. Morgan Partners 23A. The address of this shareholder is 270 Park Avenue, New York, NY 10017.

(7)	Includes 2,889,972 shares held by Mr. Watts individually, 424,474 shares held of record by LJL Cordovan Partners, L.P., of which Mr. Watts is the general partner, and 10,000 shares held of record by the Watts Family Foundation, of which Mr. Watts is the President and a Trustee. Also includes 33,333 shares subject to options that are exercisable within 60 days of November 20, 2006. The shares listed do not include 55,332 shares held in the names of trusts for the benefit of Mr. Watts’ children, due to the fact that Mr. Watts does not exercise voting or investment control over such trusts. Mr. Watts’ address is 63 Camino Por Las Arboles, Atherton, CA 94029.

(8)	Mr. Barry’s address is P.O. Box 244, Los Altos, CA 94023.

(9)	Represents 266,000 shares subject to options that are exercisable within 60 days of November 20, 2006. Mr. Bauerbach’s address is 951 Douglas Road, Batavia, IL 60510.

(10)	Represents 116,666 shares subject to options that are exercisable within 60 days of November 20, 2006. Mr. Morefield’s address is 951 Douglas Road, Batavia, IL 60510.

(11)	Includes 41,667 shares subject to options that are exercisable within 60 days of November 20, 2006. Mr. Wehrenberg’s address is 951 Douglas Road, Batavia, IL 60510.

(12)	Includes 73,333 shares subject to options that are exercisable within 60 days of November 20, 2006. Excludes shares held in the individual names of three other principals of The Breckenridge Group, Inc., of which

Mr. Williams is a principal. Mr. Williams’ address is Resurgens Plaza, Suite 1250, 945 East Paces Ferry Road, Atlanta, GA 30326.

(13)	Represents 158,333 shares subject to options that are exercisable within 60 days of November 20, 2006. Mr. Lohrman’s address is 951 Douglas Road, Batavia, IL 60510.

(14)	Includes 60,833 shares subject to options that are exercisable within 60 days of November 20, 2006. Mr. Imbler’s address is 5901 Lincoln Avenue, Evansville, IN 47715.

(15)	Represents 53,333 shares subject to options that are exercisable within 60 days of November 20, 2006. Ms. Leipman-Yale’s address is 18 Fawn Lane, Armonk, NY 10504.

(16)	Represents 41,666 shares subject to options that are exercisable within 60 days of November 20, 2006. Mr. Swoyer’s address is 951 Douglas Road, Batavia, IL 60510.

(17)	Represents 33,333 shares subject to options that are exercisable within 60 days of November 20, 2006. Mr. Cross’s address is 209 Union Wharf, Boston, MA 02105.

(18)	Consist of the shares shown in footnotes 5, 7 and 9 through 17. Includes 911,833 shares subject to options that are exercisable within 60 days of November 20, 2006.
Equity Compensation Plan Information

	Year Ended August 31, 2006	Weighted Average	Number of Securities Remaining
	Number of Securities to be	Exercise Price of	Available for Future Issuance Under
	Issued Upon Exercise of	Outstanding	Equity Compensation Plans
	Outstanding Options,	Options, Warrants	(Excluding Securities Reflected in
Plan Category	Warrants and Rights	and Rights	Column)
Equity compensation plans approved by security holders(1)	2,510,534	$1.98	2,593,600

(1)	All such plans involve only our Class B, Series 1 Common Stock.
RELATED PARTY TRANSACTIONS
Transactions with Officers and Directors
     We enter into certain related party transactions throughout the course of our business. In connection with the financing transactions related to the offering of the Notes, we paid fees of $5,000,000 to J.P. Morgan Securities Inc. (Robert Egan, one of our directors, is a Senior Advisor on a limited basis to J.P. Morgan Partners, an affiliate of J.P. Morgan Securities Inc.), $1,178,000 to The Breckenridge Group (of which Larry Williams, one of our directors, is a principal), $368,000 to Tomlinson Zisko LLP and $30,000 to Timothy Tomlinson (one of our directors until February 29, 2004, and a partner in Tomlinson Zisko LLP), and $69,000 to Themistocles Michos (our Vice President, General Counsel and Secretary until August 17, 2005) for services rendered. We also repurchased a warrant from J.P. Morgan Partners for $10,659,000, resulting in the recognition of a loss totaling $1,639,000. In addition, we paid fees to The Breckenridge Group, Tomlinson Zisko LLP and Themistocles Michos for services rendered related to operational matters. Mr. Tomlinson, who resigned from the Board on February 29, 2004, was a member of our Audit Committee until February 29, 2004 and also served as a member of our Compensation Committee until October 2003.
     In addition to a base salary of $12,000, we paid $232,000 and $309,000 for fiscal 2005 and 2004, respectively, to Themistocles Michos, our former Vice President, General Counsel and Secretary, for legal services rendered and expense reimbursement.
     We paid $638,000 in fiscal 2004 to Tomlinson Zisko LLP for legal services rendered.
     We paid $47,000 in fiscal 2004 to a corporation for management fees. Jack Watts, one of our directors and a significant shareholder of Portola, is the sole shareholder of this corporation.

     We had a note receivable from Mr. Watts at an interest rate equal to the Short Term Applicable Federal Rate and as of August 31, 2003, the balance due from Mr. Watts, including accrued and unpaid interest, amounted to $155,000. The principal and accrued interest was paid in May 2004.
     We sold products to and performed certain services for our non-consolidated affiliated companies totaling approximately $6,867,000, $8,744,000 and $9,634,000 for fiscal 2006, 2005 and 2004, respectively. We had trade receivables due from these non-consolidated affiliated companies, which amounted to $2,055,000, $2,101,000 and $2,114,000 as of August 31, 2006, 2005 and 2004, respectively.
Shareholders Agreements
     A majority of our shares, including shares held by Jack L. Watts and his affiliates, are subject to shareholders agreements under which we have a right of first refusal in the event of a proposed transfer of such shares of our common stock to a transferee not related to the shareholder. In the event we do not exercise our right of first refusal, the other shareholders that are parties to the agreements have similar first refusal rights.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE
     PricewaterhouseCoopers, LLP (“PwC”) was previously our independent registered public accounting firm. On February 13, 2006, the Audit Committee of the Board of Directors authorized our senior management to solicit proposals from various accounting firms to provide audit and related services for the fiscal year ended August 31, 2006. The decision resulted from the Audit Committee’s concerns about the increasing costs of such services. On June 26, 2006 the Audit Committee dismissed PwC as our independent registered public accounting firm and appointed BDO Seidman, LLP (“BDO”) to be our independent registered public accounting firm for the fiscal year ended August 31, 2006. PwC will consider continuing to perform tax services for us.
     PwC’s report on our financial statements for the fiscal years ended August 31, 2004 and 2005 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.
     During the fiscal years ended August 31, 2004 and 2005 and through June 26, 2006, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to PwC’s satisfaction would have caused PwC to make reference thereto in connection with PwC’s reports on the financial statements for such fiscal years.
     We restated our second fiscal quarter to record a $1.5 million loss contingency because we offered to settle the Blackhawk litigation by paying $1.5 million and have consider the effects of this decision on its internal controls.
     The Audit Committee of the Board of Directors has authorized PwC to respond fully to any inquiries the successor accountants, BDO Seidman, may have.
     We provided PwC with a copy our Form 8-K prior to filing with the Securities and Exchange Commission and requested that PwC furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above and, if not, stating the respects in which it does not agree. A copy of PwC’s letter, which the Company disagrees with, was included as Exhibit 16.01 to our Form 10-K filed with the SEC on November 21, 2006 and included herein as Exhibit 16.01.
DESCRIPTION OF OTHER INDEBTEDNESS
Amendment and Restatement of Senior Secured Credit Facility
     On January 16, 2004, we entered into an amended and restated senior secured credit facility with GECC, as a lender and as the agent for the other lenders under such facility, which became effective upon the closing of the offering of the Notes by us on January 23, 2004. We have entered into further amendments to this senior secured credit facility, most recently on October 19, 2006. The terms of the amended and restated credit facility are described below.

Revolving Credit Facility
     The amended and restated senior secured credit facility allows us to obtain up to $60.0 million of revolving credit loans for operating purposes subject to a borrowing base calculated based on the sum of trailing 12 months restricted EBITDA times a leverage multiple of 2.5 less any outstanding senior indebtedness, which excludes senior indebtedness evidenced by the Notes and any guaranties thereof and excluding any fees, liabilities or other obligations payable with respect to the Notes. As of August 31, 2006, our unused borrowing capacity was approximately $21.1 million under the amended and restated senior secured credit facility.
Letter of Credit Subfacility
     The amended and restated senior secured credit facility includes a letter of credit subfacility, which allows us to obtain up to $5.0 million of letters of credit instead of borrowing.
Maturity Date and Repayment
     The amended and restated senior secured credit facility has a term of five years. There is no required amortization of borrowings under the facility. Outstanding borrowings under the amended and restated senior secured credit facility may be repaid at any time and may be re-borrowed at any time prior to maturity.
Interest Rate and Fees
     Borrowings under the amended and restated senior secured credit facility bear interest, at our option, at either (i) an index rate (defined as a floating rate of interest per annum equal to the higher of the rate publicly quoted by The Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks” and the Federal Funds Rate plus 0.50%) plus 1.50% or (ii) the LIBOR loan rate (defined as the greater of (A) 2.00% per annum or (B) the offered rate for deposits in U.S. dollars in the London interbank market for the relevant interest period) plus 3.00%.
     The senior secured credit facility, as amended and restated, also required us to pay the following fees:
•	upfront fees of $570,000;

•	commitment fees equal to 0.50% per annum on the average daily unused portion of the amended and restated senior secured credit facility; and

•	with respect to the letter of credit subfacility, a fee equal to the product of the average daily undrawn face amount of all letters of credit issued, guaranteed or supported by risk participation agreements multiplied by 2.50% per annum, together with any bank fees and charges incurred by GECC to a letter of credit issuer.
Security
     Our obligations under the amended and restated senior secured credit facility are secured by a first priority security interest (with certain exceptions) in substantially all of our assets and the assets of the guarantors described below and, in addition, by a pledge of 100% of the shares of such guarantors and by a pledge of promissory notes evidencing our inter-company debt).
Guarantors
     Each of our existing wholly owned subsidiaries (other than Portola Packaging (ANZ) Limited), and any other subsidiaries created in the future not specifically designated by us as “unrestricted” (subject to certain limitations that local law and Section 956 of the Internal Revenue Code may impose on the guarantee (and stock pledge) of certain non-U.S. subsidiaries), as well as any holding company formed to hold our partnership, membership or equity interests, has guaranteed our obligations under the amended and restated senior secured credit facility. Each of the subsidiaries of Portola that has guaranteed the amended and restated senior secured credit facility has guaranteed obligations of Portola under the indenture. Portola Packaging (ANZ) Limited and any future subsidiaries so designated are designated as “unrestricted subsidiaries” under the amended and restated senior secured credit facility and therefore are not subject to the restrictive covenants of such facility. Notwithstanding the designation of such subsidiaries as “unrestricted” under the amended and restated senior secured credit facility, such subsidiaries are initially restricted subsidiaries under the indenture.
Representations and Warranties
     The amended and restated senior secured credit facility contains representations and warranties customary for this type of financing.
Covenants and Conditions
     The amended and restated senior credit agreement contains financial covenants relating to our operations and financial condition. For example, we are required to maintain EBITDA for any 12-month period ending on the last day of each fiscal month, commencing with the fiscal month ending May 31, 2005, of at least $17.5 million. In addition, the credit agreement contains a number of negative covenants that restrict our ability to, among other things:
•	make capital expenditures during any fiscal year that, together with capital expenditures made by our restricted subsidiaries, exceed $16.5 million in the aggregate;

•	redeem warrants and repurchase stock, other than repurchases and redemptions during the first year of the agreement for an aggregate amount not to exceed $10.0 million, provided, after giving effect to each such redemption or repurchase, no default shall exist and excess availability under the amended and restated senior secured credit facility is no less than $5.0 million;

•	incur additional secured indebtedness other than indebtedness secured by purchase money liens and capital leases not to exceed $8.0 million in the aggregate;

•	incur additional unsecured indebtedness in excess of $1.5 million in the aggregate (not including the Notes and guarantees offered thereby);

•	incur liens on our property, except for certain permitted liens and other liens not to exceed $2.0 million in the aggregate;

•	obtain intercompany loans from our subsidiaries unless such loans are subordinated to the amended and restated senior secured credit facility;

•	make investments and intercompany loans to our unrestricted subsidiaries and certain other subsidiaries other than (i) investments and intercompany loans in an individual amount not to exceed $5.0 million and in an aggregate amount not to exceed $10.0 million and (ii) investments in an aggregate amount not to exceed $8.5 million in certain of our non-U.S. subsidiaries or future joint ventures with Greiner AG and its affiliates;

•	enter into guarantees and other contingent obligations, except for certain permitted contingent liabilities and other contingent liabilities not to exceed $10.0 million in the aggregate;

•	pay fees to our Board of Directors in excess of $500,000 per annum, or enter into certain other transactions with affiliates;

•	sell assets other than (i) inventory in the ordinary course and (ii) other asset sales not to exceed $1.0 million individually and in an aggregate amount not to exceed $5.0 million per annum; and

•	invest in other persons, other than up to the sum of (i) $10.0 million plus (ii) the aggregate proceeds from the issuance of capital stock or other equity securities on or after the Closing Date (less proceeds used or segregated to repurchase Notes or capital stock or equity securities), in persons principally engaged in businesses similar to ours.
     Certain conditions must be met for us to borrow under the amended and restated senior secured credit facility in the future, including the absence of certain material adverse changes.

Events of Default
     The amended and restated senior secured credit facility contains customary events of default, which are subject to customary grace periods and materiality standards. The occurrence of a default, an event of default or a material adverse effect on Portola could result in our inability to obtain further borrowings under our amended and restated senior secured credit facility, which could materially and adversely affect our business. In addition, an event of default under the amended and restated senior secured credit facility could result in the acceleration of our obligations under our other debt agreements, including the Notes.
DESCRIPTION OF NOTES
     We issued the Notes under an indenture dated as of January 23, 2004 (the “Indenture”), among Portola, the Subsidiary Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), which is incorporated by reference as an exhibit to the registration statement of which this Prospectus is a part. A copy of the Indenture is available upon request to the Company. The Indenture contains provisions that define your rights under the Notes. In addition, the Indenture governs the obligations of the Company and of each Subsidiary Guarantor under the Notes. The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes (the “Additional Notes”). We will only be permitted to issue such Additional Notes if at the time of such issuance, we are in compliance with the covenants contained in the Indenture. Any Additional Notes will be part of the same issue as the Notes and will vote on all matters with the holders of the Notes.
     This description of the Notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of the Notes is only a summary, you should refer to the Indenture for a complete description of the obligations of the Company and your rights.
     You will find the definitions of capitalized terms used in this section under the heading “— Certain Definitions.” For purposes of this section, reference to the “Company,” we,” “our” and “us” refer only to Portola Packaging, Inc. and not to its subsidiaries.
General
     The Notes. The Notes:
•	are general unsecured, senior obligations of the Company;

•	are limited to an aggregate principal amount of $180.0 million, subject to our ability to issue Additional Notes;

•	mature on February 1, 2012;

•	are in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See “— Book-entry, Delivery and Form;”

•	rank equally in right of payment to any future senior Indebtedness of the Company, without giving effect to collateral arrangements; and

•	are unconditionally guaranteed on a senior unsecured basis by our existing and future subsidiaries that guarantee other indebtedness of Portola Packaging, Inc. until such guarantees of other indebtedness are released. See “Subsidiary Guarantees.”
Interest
     Interest on the Notes compounds semi-annually and:
•	accrues at the rate of 8 1/4% per annum;

•	accrues from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	is payable in cash semi-annually in arrears on February 1 and August 1, which commenced on August 1, 2004;

•	is payable to the holders of record on the January 15 and July 15 immediately preceding the related interest payment dates; and

•	is computed on the basis of a 360-day year composed of twelve 30-day months.
Payments on the Notes; Paying Agent and Registrar
     The Notes are payable as to principal, premium, if any, and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, in certain circumstances set forth in the Indenture, payment of interest may be made by check mailed to the holders of the Notes at their respective addresses set forth in the register of holders of Notes. Until otherwise designated by the Company, the Company’s office or agency in New York will be the office of the Trustee maintained for such purpose.
     We will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global Note.
Transfer
     A holder may transfer Notes in accordance with the Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the registrar for any registration of transfer of Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer any Note for a period of 15 days before a selection of Notes to be redeemed.
     The registered holder of a Note will be treated as the owner of it for all purposes.
Optional Redemption
     Except as set forth in the next paragraph, the Notes are not redeemable at the Company’s option prior to February 1, 2007. Thereafter the Notes will be redeemable at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days notice, at the following redemption prices (expressed as percentages of principal amount) if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

Year	Redemption Price
2007	106.188%
2008	104.125%
2009	102.063%
and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest to the redemption date. Notwithstanding the foregoing, at any time prior to February 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds of one or more Equity Offerings at 108.25% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption; provided that such redemption shall occur within 60 days of the date of the closing of any such Equity Offering; and further provided at least 65% of the original principal amount of the Notes (after giving effect to any future issuance of Additional Notes) remains outstanding after each such redemption.

Selection and Notice
     If we redeem less than all of the Notes at any time, the Trustee will select the Notes to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If we redeem any Note in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption. If the optional redemption date is on or after an interest record date and on or before the related interest payment date, we will pay the accrued and unpaid interest, if any, to the Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to holders whose Notes will be redeemed.
Mandatory Redemption
     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.
Ranking
     The Notes are general unsecured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes rank equally in right of payment with all existing and future liabilities of the Company that are not so subordinated and are effectively subordinated to all of our secured Indebtedness to the extent of the value of the assets securing such Indebtedness and liabilities of our Subsidiaries that do not guarantee the Notes. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company or its Subsidiary Guarantors or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Senior Secured Credit Agreement or other secured Indebtedness, the assets of the Company and its Subsidiary Guarantors that secure Indebtedness will be available to pay obligations on the Notes and the Subsidiary Guarantees only after all Indebtedness under the Senior Secured Credit Agreement and other secured Indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes and the Subsidiary Guarantees then outstanding.
Subsidiary Guarantees
     The Subsidiary Guarantors have, jointly and severally, unconditionally guaranteed on a senior basis the Company’s obligations under the Notes and all obligations under the Indenture. Such Subsidiary Guarantors have agreed to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Subsidiary Guarantees. The obligations of Subsidiary Guarantors under the Subsidiary Guarantees rank equally in right of payment with other Indebtedness of such Subsidiary Guarantor, except to the extent such other Indebtedness is expressly subordinate to the obligations arising under the Subsidiary Guarantee.
     Although the Indenture limits the amount of indebtedness that Restricted Subsidiaries may incur, such indebtedness may be substantial.
     The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.
     In the event a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person that is not the Company or a Restricted Subsidiary of the Company, such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee if:

     (x) the sale or other disposition is in compliance with the Indenture, including the covenant “Asset Sales”; and
     (y) all the obligations of such Subsidiary Guarantor under any Credit Facility and related documentation and any other agreements relating to any other indebtedness of the Company or its Restricted Subsidiaries terminate upon consummation of such transaction.
     In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement if the Company designates such Subsidiary as an Unrestricted Subsidiary and such designation complies with the other applicable provisions of the Indenture.
Repurchase at the Option of Holders
     Change of Control
     Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control, unless the Company has exercised its right to redeem all of the Notes in accordance with the Indenture, the Company will mail a notice to each holder stating: (1) that the Change of Control Offer is being made pursuant to the covenant entitled “Offer to Repurchase Upon Change of Control” and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”); (3) that any Note not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (5) that holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed, to the paying agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased; and (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.
     If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.
     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.
     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of the Notes or portions thereof being purchased by the Company. The paying agent will promptly mail to each holder of Notes so accepted the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will send to the Trustee and the holders on or as soon as practicable after the Change of Control Payment Date a notice setting forth the results of the Change of Control Offer.

     Prior to mailing a Change of Control Offer, and as a condition to such mailing (i) the requisite holders of each issue of Indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused under such indenture or other agreement by the Change of Control or (ii) the Company will repay all outstanding Indebtedness issued under an indenture or other agreement that may be violated by a payment to the Holder of Securities under a Change of Control Offer or (iii) the Company must offer to repay all such Indebtedness, and make payment to the holders of such Indebtedness that accept such offer, and obtain waivers of any event of default from the remaining holders of such Indebtedness. The Company will be required to effect such repayment or obtain such consent and/or waiver within 30 days following any Change of Control.
     The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the Company’s assets. Although there is a developing body of case law interpreting the phrase “substantially all” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company to another Person may be uncertain.
     The Company’s ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would constitute a default under the Senior Secured Credit Agreement. In addition, certain events that may constitute a change of control under the Senior Secured Credit Agreement and cause a default under that agreement may not constitute a Change of Control under the Indenture. Future Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that the Company will have sufficient funds to pay the repurchase price for Notes tendered by the holders thereof.
     In addition, a Change of Control would constitute a default under the Senior Secured Credit Agreement and, since Indebtedness under the Senior Secured Credit Agreement effectively ranks senior in priority to Indebtedness under the Notes, the Company would be obligated to repay Indebtedness under the Senior Secured Credit Agreement in advance of Indebtedness under the Notes. See “Risk Factors — We may be unable to purchase the Notes upon a change of control.” The Company’s repurchase of Notes as a result of the occurrence of a Change of Control may be prohibited or limited by, or create an event of default under, the terms of other agreements relating to borrowings into which the Company may enter from time to time, including agreements relating to secured Indebtedness. Failure by the Company to make or consummate a Change of Control Offer would constitute an immediate Event of Default under the Indenture, thereby entitling the Trustee or holders of at least 25% in principal amount of the then outstanding Notes to declare all of the Notes to be due and payable immediately; provided that so long as any Indebtedness permitted to be incurred pursuant to the Senior Secured Credit Agreement is outstanding, such acceleration shall not be effective until the earlier of (i) an acceleration of any such Indebtedness under the Senior Secured Credit Agreement or (ii) five business days after receipt by the Company of written notice of such acceleration under the Indenture. In the event all of the Notes are declared due and payable, the Company’s ability to repay the Notes would be subject to the limitations referred to above.
     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.
     “Change of Control” as used herein, means (a) any sale, lease, exchange or transfer (in one transaction or in a series of related transactions) of all or substantially all the assets of the Company to any Person or group of related Persons (other than Permitted Investors), (b) the merger or consolidation of the Company with or into another corporation or the merger of another corporation into the Company with the effect that immediately after such transaction the stockholders of the Company immediately prior to such transaction hold less than 50% of the total voting power of all securities generally entitled to vote in the election of directors, managers or trustees of the Person surviving such merger or consolidation, (c) the acquisition by any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act (other than the Permitted Investors) of the ultimate “beneficial ownership” as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership,” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of more than 50% of the voting power of the Voting Stock of the Company, (d) during any period of twenty-four consecutive months, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors of the Company, or (e) the stockholders of the Company shall approve any plan for the liquidation or dissolution of the Company.
     “Permitted Investors” means Jack L. Watts, J.P. Morgan Partners 23A and Related Parties of any of the foregoing.
     “Related Party” with respect to any Permitted Investor means (A) (x) any controlling stockholder, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Permitted Investor or (y) a trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Permitted Investor and/or such other persons referred to in the immediately preceding clause (x) or (B) with respect to J.P. Morgan Partners 23A, any Person controlled by J.P. Morgan Partners, LLC.
     Asset Sales
     The Indenture provides that the Company will not conduct, and will not permit any of its Restricted Subsidiaries to conduct, an Asset Sale (as defined below) unless (x) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers’ Certificate delivered to the Trustee prior to, or contemporaneously with, the consummation of the Asset Sale) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, that the amount of (A) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than Disqualified Stock and liabilities that are by their terms subordinated to the Notes or the Subsidiary Guarantees that are assumed by the transferee of any such assets), and (B) any securities, Notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary in a reasonable and prompt manner into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.
     Within 180 days after any Asset Sale, the Company may apply the Net Proceeds from such Asset Sale at its option (a) to permanently reduce debt outstanding under secured Indebtedness (other than Disqualified Stock) of the Company and/or its Restricted Subsidiaries (and to make corresponding reductions to the commitments in respect thereof) or (b) to make an investment in a business or capital expenditure or other long-term assets of the Company or its Restricted Subsidiaries. Pending the final application of any such Net Proceeds, the Company may invest such Net Proceeds in Cash Equivalents. Any Net Proceeds from the Asset Sale that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company shall make an offer to all holders of Notes (an “Asset Sale Offer”) and, to the extent required by any Pari Passu Indebtedness, to all holders of Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Pari Passu Indebtedness with the proceeds from any Asset Sale (“Pari Passu Notes”) to purchase the maximum principal amount of Notes and Pari Passu Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes and Pari Passu Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes and Pari Passu Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the Pari Passu Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, even if Notes less than the Excess Proceeds are tendered for purchase, the amount of Excess Proceeds shall be reset to zero.
     “Asset Sale” means (i) the sale, lease, conveyance or other disposition of any property or assets of the Company or any Restricted Subsidiary (including by way of a sale-and-leaseback) other than sales of inventory (including equipment held as inventory) and obsolete equipment or redundant properties, or equipment that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries, in the ordinary course of business

(provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company will be governed by the provisions of the Indenture described above under the caption “— Change of Control” and/or the provisions described below under the caption “— Merger, Consolidation, or Sale of Assets” and not by the provisions of this covenant), or (ii) the issuance of Equity Interests by any of its Restricted Subsidiaries, or the sale of Equity Interests by the Company or any of its Restricted Subsidiaries in any of its Subsidiaries, in the case of either clause (i) above or this clause (ii), whether in a single transaction or a series of related transactions, (a) that have an aggregate fair market value in excess of $1.0 million, or (b) for aggregate net proceeds in excess of $1.0 million. For purposes of this definition, the term “Asset Sale” shall not include (i) any issuance of Equity Interests by the Company, (ii) any transfer of assets permitted pursuant to the covenant entitled “Restricted Payments” or pursuant to clause (d) or (e) of the definition of “Permitted Investments;” (iii) the transfer of assets or Equity Interests by the Company to a Restricted Subsidiary of the Company or by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company; (iv) dispositions in connection with Permitted Liens; (v) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings; or (vi) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business that do not materially interfere with the business of the Company and its Restricted Subsidiaries.
Certain Covenants
     Restricted Payments
     The Indenture provides that the Company will not, and, will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Person making such dividend or distribution, or dividends or distributions payable to the Company or any Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of Common Stock on a pro rata basis)); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) purchase, redeem, repay, defease, pay any amount of principal of or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or subordinated to the Subsidiary Guarantees prior to the scheduled principal payment, sinking fund payment or maturity thereof; (iv) make any Investment in any Person (other than Permitted Investments); or (v) guarantee any Indebtedness of any Affiliate of the Company other than a Restricted Subsidiary of the Company or pursuant to a Guarantee that constitutes a Permitted Investment pursuant to clause (d) or (e) of the definition thereof (all such payments and other actions set forth in clauses (i) through (v) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment and after giving effect to such Restricted Payment:
     (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;
     (b) the Company and its Restricted Subsidiaries would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled “Incurrence of Indebtedness and Issuance of Preferred Stock”; and
     (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (including Restricted Payments permitted by the next succeeding paragraph), is less than the sum, without duplication, of (i) 50% of the cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) from the first day of the fiscal quarter in which the Issuance Date occurred to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a loss, 100% of such loss), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (iii) 100% of any dividends or interest actually received in cash by the Company or a Restricted Subsidiary after the date of the Indenture from an Unrestricted Subsidiary, a Person that is not a Subsidiary or a Person that is accounted for on the equity method of accounting; provided, however that no amount will be included under this clause (iii) to the extent it is already included in Consolidated Net Income, plus (iv) the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person (including Investments in Unrestricted Subsidiaries) resulting from (A) repurchases or redemptions of such Restricted Investments by such Person (including Unrestricted Subsidiaries), proceeds realized upon the sale of such Restricted Investment (including Investments in Unrestricted Subsidiaries) to an unaffiliated purchaser or repayments of loans or advances by such Person (including Unrestricted Subsidiaries) to the Company or any Restricted Subsidiary of the Company or (B) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income, plus (v) $10.0 million.
     The foregoing provisions will not prohibit (i) payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; provided, however, that such dividends will be included in subsequent calculations of the amount of Restricted Payments; (ii) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided, however, that (a) such repurchase, redemption, retirement or other acquisition will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the amount of any such net cash proceeds used therefor shall be excluded from clause (c)(ii) of the preceding paragraph to the extent otherwise included therein; (iii) the defeasance, redemption or repurchase of subordinated Indebtedness of the Company or Indebtedness of a Subsidiary Guarantor that is subordinated to the Subsidiary Guarantees with the net proceeds from an incurrence of Permitted Refinancing Indebtedness or in exchange for or out of the proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or upon the conversion of subordinated Indebtedness into Equity Interests of the Company (other than Disqualified Stock); provided, however, in each case that (a) such defeasance, redemption or repurchase will be excluded in subsequent calculations of the amount of Restricted Payments and (b) the amount of any such net cash proceeds used therefor shall be excluded from clause (c)(ii) of the preceding paragraph to the extent otherwise included therein; (iv) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company’s (or any of its Subsidiaries’) management or any director or employee pursuant to any management equity subscription agreement, stock option agreement or stock plan in effect as of the date of the Indenture or entered into thereafter in the ordinary course of business; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $2.5 million, plus the aggregate cash proceeds received by the Company from any reissuance of Equity Interests by the Company to members of management of the Company and its Subsidiaries; provided that such repurchase, redemption, acquisition or retirement will be included in subsequent calculations of the amount of Restricted Payments; and no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (v) the payment of dividends on the Company’s common stock following the first Public Equity Offering of the Company’s common stock after the Issuance Date of up to 6% per annum of the net proceeds received by the Company in such Public Equity Offering, other than public offerings of the Company’s common stock registered on Form S-4 or S-8; provided, however, that such payment will be included in subsequent calculations of the amount of Restricted Payments and no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (vi) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any subordinated Indebtedness of the Company (a) at a purchase price not greater than 101% of the principal amount of such subordinated Indebtedness of the Company in the event of a Change of Control in accordance with provisions similar to the “Change of Control” covenant or (b) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the “— Asset Sales” covenant; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Sale Offer, as applicable, as provided in such covenants with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Sale Offer; and (vii) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of “Fixed Charges”; provided that the payment of such dividends will be excluded in subsequent calculations of the amount of Restricted Payments. For purposes of the preceding sentence, payment of the option exercise price of stock options held by members of management, employees or directors by the tender of shares of the Company’s Common Stock shall not be deemed to constitute a repurchase, redemption, acquisition or retirement of Equity Interests held by such members of management, employees or directors. A tender of the Company’s Common Stock by members of management in payment of withholding taxes shall be a repurchase, redemption, acquisition or retirement of Equity Interests held by members of management only to the extent that the amount of withholding taxes the Company pays on behalf of such member of management exceeds the reduction in the Company’s state and federal taxes caused by the exercise of the stock option to which the withholding payment relates.
     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. Such designation will reduce the amount available for Restricted Payments under the first paragraph of this covenant as determined in accordance with the definition of Investment and will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.
     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of the Company acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value is estimated in good faith by the Board of Directors of the Company to exceed $10.0 million.
     Not later than the date of making any Restricted Payment with a fair market value equal to or in excess of $500,000, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed, which calculations may be based upon the Company’s latest available financial statements.
     Incurrence of Indebtedness and Issuance of Preferred Stock
     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any Subsidiary Guarantor may incur Indebtedness or the Company may issue shares of Disqualified Stock, if:
     (i) the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1.00 if such Indebtedness is incurred or such Disqualified Stock is issued, after giving pro forma effect to the incurrence or issuance thereof; and
     (ii) if such Indebtedness is subordinated in right of payment to the Notes, the final stated maturity of such Indebtedness is later than the final stated maturity of the Notes and the Weighted Average Life to Maturity of such Indebtedness is greater than the remaining Weighted Average Life to Maturity of the Notes.
     The foregoing limitations will not apply to the incurrence by the Company or its Subsidiaries of Permitted Indebtedness, which means:
     (a) The Notes and the Subsidiary Guarantees;
     (b) the incurrence by the Company, any Subsidiary Guarantor or any Restricted Subsidiary that is a Foreign Subsidiary of Indebtedness under a Credit Facility (and guarantees thereof by the Company’s Restricted Subsidiaries) in an aggregate principal amount at any one time outstanding not to exceed the greater of (i) $50.0 million or (ii) the Borrowing Base, less the aggregate amount of all Net Proceeds of Asset Sales applied to reduce permanently the commitment with respect to such Indebtedness pursuant to the covenant described under the caption “— Asset Sales;”

     (c) any Indebtedness of the Company and its Restricted Subsidiaries (other than under the Credit Facility and the Notes) in existence on the date of original issuance of the Notes (after giving effect to the application of the net proceeds of the sale of the Notes);
     (d) the incurrence of Indebtedness by the Company or its Restricted Subsidiaries pursuant to letters of credit in an aggregate principal amount not to exceed $1.0 million (such letters of credit being deemed to have a principal amount equal to the maximum potential liability thereunder);
     (e) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness pursuant to letters of credit or Guarantees for the benefit of Persons in which the Company or a Restricted Subsidiary may make Permitted Investments pursuant to clause (d) or (e) of the definition thereof, provided that for purposes of calculating the amount permitted to be invested pursuant to such clause (d) or (e), any such letter of credit or Guarantee shall be deemed to represent an Investment in such Person by the Company or Restricted Subsidiary in the amount of the maximum potential liability thereunder;
     (f) Guarantees by the Subsidiary Guarantors of Indebtedness incurred in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is subordinated to the Notes or the Subsidiary Guarantees, then the related Guarantee shall be subordinated in right of payment to the Subsidiary Guarantee;
     (g) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations (including Acquired Debt that constitutes Capital Lease Obligations, mortgage financings or purchase money obligations), in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Restricted Subsidiary in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;
     (h) intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (i) any subsequent issuance or transfer of Capital Stock or any other event that results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;
     (i) the incurrence by the Company or its Restricted Subsidiaries of (i) Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding; (ii) Currency Agreements and (iii) Commodity Agreements; provided, however that such Hedging Obligations, Currency Agreements and Commodity Agreements are entered into for bona fide purposes and not for speculative purposes;
     (j) the incurrence of Permitted Refinancing Indebtedness by the Company or its Restricted Subsidiaries in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness described in clause (a) or (c) of this paragraph or described in the first paragraph of this covenant; and
     (k) the incurrence of Indebtedness by the Company or Subsidiary Guarantors (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $5.0 million.
     For purposes of the foregoing provision, the cash flow generated by any Person, business, property or asset acquired during the immediately preceding four fiscal quarter period (or subsequent to the end thereof and on or prior to the Calculation Date) shall be determined on the same basis provided in the definition of Consolidated Cash Flow. Whenever pro forma effect is to be given to any calculation under this covenant, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated in accordance with Regulation S-X under the Securities Act). In addition, for purposes of the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant, Consolidated Cash Flow and Fixed Charges shall be calculated after giving effect on a pro forma basis for the period of such calculation to the incurrence of any Indebtedness at any time during the period commencing on the first day of the four full fiscal quarter period that precedes the Calculation Date and ending on and including the Calculation Date (and that is outstanding or available to be borrowed on the Calculation Date), including without limitation the incurrence of the Indebtedness giving rise to the need to make such calculation, in each case as if such incurrence occurred and the proceeds therefrom had been applied on the first day of such four full fiscal quarter period. Further, for purposes of the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant, consolidated interest expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed on a pro forma basis at an assumed rate equal to the higher of (i) the actual rate in effect on the date of computation under the instrument governing such Indebtedness, or (ii) the average of the floating rate for such Indebtedness for the one-year period immediately prior to the date of computation, as if such assumed rate had been the applicable rate for the entire period.
     For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this covenant:
     (1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, will classify such item of Indebtedness on the date of incurrence and will only be required to include the amount and type of such Indebtedness in the chosen clause or clauses, and the Company may reclassify any such Indebtedness between clauses (b) and (k) of the second paragraph of this covenant, between clauses (d) and (k) of the second paragraph of this covenant, and between clauses (g) and (k) of this covenant to the extent such Indebtedness could be incurred pursuant to such clause at the time of such reclassification;
     (2) all Indebtedness outstanding on the date of the Indenture under the Senior Secured Credit Agreement shall be deemed initially incurred on the Issuance Date under clause (b) of the second paragraph of this covenant and not the first paragraph or any other clause of the second paragraph of this covenant;
     (3) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;
     (4) if obligations in respect of letters of credit are incurred pursuant to a Credit Facility and are being treated as incurred pursuant to clause (b) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;
     (5) the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof, in each case at the time of determination;
     (6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and
     (7) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.
     Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.
     In addition, we will not permit any of our Unrestricted Subsidiaries to incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt.
     If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, the Company shall be in Default of this covenant).
     For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.
     Negative Pledge
     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien, other than Permitted Liens, on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, unless all payments due under the Indenture and the Notes (including the Subsidiary Guarantees) are secured by a Lien on such property that is (i) equal and ratable with such Lien or (ii) in the case of Indebtedness that is subordinated in right of payment to the Notes (or such Subsidiary Guarantees), the Notes (or such Subsidiary Guarantees) are secured by a Lien on such asset that is senior to such Lien.
     Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a)(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, (b) make loans or advances to the Company or any of its Restricted Subsidiaries or (c) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (i) Indebtedness as in effect on the date of the Indenture, (ii) the Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Credit Facility as in effect on the date of the Indenture, (iii) the Indenture and the Notes, (iv) applicable law, (v) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that the Consolidated Cash Flow of such Person is not taken into account in determining whether such acquisition was permitted by the terms of the Indenture, (vi) in the case of clause (c), customary non-assignment provisions in leases, licenses or similar contracts entered into in the ordinary course of business and consistent with past practices or any encumbrance or restriction contained in mortgages, pledges or other security agreements permitted under the Indenture securing Indebtedness of the Company or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements, (vii) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired, (viii) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, (ix) encumbrances or restrictions arising under Liens created pursuant to clause (g) of the definition of Permitted Liens, (x) the Subsidiary Guarantees, (xi) encumbrances or restrictions (x) contained in indentures or other debt instruments or debt arrangements incurred by any Subsidiary Guarantor in accordance with “Incurrence of Indebtedness and Issuance of Preferred Stock” that are not more materially restrictive, taken as a whole, than those applicable to the Company in either the Indenture governing the Notes or the Senior Secured Credit Agreement on the date of the Indenture (which may result in encumbrances or restrictions comparable to those applicable to the Company at a Restricted Subsidiary level) or (y) with respect to Restricted Subsidiaries that are not Subsidiary Guarantors, that are incurred subsequent to the Issuance Date pursuant to clauses (b) of the second paragraph of the covenant described under “Incurrence of Indebtedness and Issuance of

Preferred Stock” by Restricted Subsidiaries, or (xii) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary, or any property or assets that are subject to such restriction, pending the closing of such sale or disposition.
     Merger, Consolidation, or Sale of Assets
     The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company, the “Successor Company”) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Successor Company or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company pursuant to a supplemental Indenture in a form reasonably satisfactory to the Trustee; (iii) immediately before and, on a pro forma basis, immediately after giving effect to such transaction no Default or Event of Default exists; (iv) the Company or Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled “Incurrence of Indebtedness and Issuance of Preferred Stock;” (v) each Subsidiary Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations in respect of the Indenture and the Notes and its obligations under the Registration Rights Agreement shall continue to be in effect; and (vi) the Company shall have delivered to the Trustee an Officers’ Certificate that items (i) to (v) have been satisfied and a legal opinion as to certain legal matters.
     For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.
     The Successor Company will succeed to, and be substituted for (with a release of the predecessor company), and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor Company will not be released from the obligation to pay the principal of and interest on the Notes.
     Although there is a developing body of case law interpreting the phrase “substantially all” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company to another person may be uncertain.
     Notwithstanding the preceding clause (iv), (x) any Restricted Subsidiary may consolidate with, or merge into, the Company and (y) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax benefits; provided that, in the case of a Restricted Subsidiary that merges into the Company, the Company will not be required to comply with the preceding clause (vi).
     In addition, the Company will not permit any Subsidiary Guarantor to consolidate or merge with or into (other than another Subsidiary Guarantor) and will not permit the sale, assignment, transfer, lease, conveyance or other disposal of all or substantially all of the properties or assets of any Subsidiary Guarantor unless:
     (1) (a) the Subsidiary Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia; (b) the Person formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Subsidiary Guarantor pursuant to a supplemental Indenture in a form reasonably satisfactory to the Trustee; (c) immediately before and, on a pro forma basis, immediately after giving effect to such transaction no Default or Event of Default exists; and (d) the Company shall have delivered to the Trustee an Officers’ Certificate that items (a) to (c) have been satisfied and, in the event such Subsidiary Guarantor or the Person formed by or surviving any such consolidation or merger has assets with a book value in excess of $250,000, a legal opinion as to certain legal matters; or
     (2) the transaction is made in compliance with the conditions described under “Repurchase at the Option of Holders—Asset Sales.”
     Transactions with Affiliates
     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless (a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee (i) with respect to any Affiliate Transaction involving aggregate payments in excess of $2.0 million, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above and such Affiliate Transaction is approved by a majority of the members of the Board of Directors and by a majority of the members of such Board having no personal stake in such transaction and (ii) with respect to any Affiliate Transaction involving aggregate payments in excess of $10.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by an investment banking firm of national standing; provided, however, that each of the following shall not be deemed Affiliate Transactions: (i) any employment, stock option, stock purchase or stock grant agreement entered into by the Company or any of its Restricted Subsidiaries with directors, officers and employees in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary; (ii) transactions between or among the Company and/or its Restricted Subsidiaries; (iii) transactions permitted by the provisions of the Indenture described above under the covenant “Restricted Payments” or pursuant to clause (d) or (e) of the definition of “Permitted Investments”; (iv) the payment of compensation, and indemnity provided on behalf of, directors or employees of the Company or any Restricted Subsidiary in the ordinary course of business; (v) loans and advances to officers and employees of the Company or any of its Restricted Subsidiaries in the ordinary course of business in an amount not to exceed $1.5 million at any one time outstanding; provided that the Company and its Restricted Subsidiaries will comply in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated in connection therewith in connection with such loans or advances; (vi) the issuance of Capital Stock (other than Disqualified Stock) of the Company to any Affiliate; and (vii) the provision by Persons who may be deemed Affiliates or stockholders of the Company (other than such provision by J.P. Morgan Partners 23A and Persons directly or indirectly controlled by J.P. Morgan Partners 23A) of investment banking, commercial banking, trust, lending or financing, investment, underwriting, placement agent, financial advisory or similar services to the Company or its Restricted Subsidiaries performed after the Issuance Date.
     Future Subsidiary Guarantees
     The Company will cause each Restricted Subsidiary that is not at that time a Subsidiary Guarantor and that is required to Guarantee any Indebtedness of the Company, including, without limitation, a Credit Facility, to execute and deliver to the Trustee a Subsidiary Guarantee pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the Notes on a senior basis and all other obligations under the Indenture. Notwithstanding the foregoing, in the event the Subsidiary Guarantor is released and discharged in full from all of its obligations under Guarantees of (1) any Credit Facility and (2) all other Indebtedness of the Company, then the Subsidiary Guarantee of such Subsidiary Guarantor shall be automatically and unconditionally released or discharged; provided, that such Restricted Subsidiary has not Incurred any Indebtedness in reliance on its status as a Subsidiary Guarantor under the covenant “Incurrence of Indebtedness and Issuance of Preferred Stock” unless such Indebtedness so Incurred is similarly released or discharged.

     On the Issuance Date, Associated Sales Group, LLC, Atlantic Packaging Sales, LLC, Buyerlink Networks, Inc., Cap Snap Co., Cap Snap Seal, Inc., Great Lake Sales Associates, LLC, Leonard S. Slaughter and Associates, LLC, Northern Engineering and Plastics Corp., Northern Plastics Corporation, Portola (Asia Pacific) Holding Limited, Portola GmbH, Portola Packaging Holding B.V., Portola Packaging Foreign Sales Corporation, Portola s.r.o., Shanghai Portola Packaging Company Limited and Tech Industries U.K. Ltd., each of which were not required to Guarantee obligations under the Credit Facility in existence on the Issuance Date, were not required to issue Subsidiary Guarantees on the Issuance Date, but may be required to do so in the future pursuant to the foregoing paragraph.
     Limitation on Sale/ Leaseback Transactions
     The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/ Leaseback Transaction unless:
     (1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/ Leaseback Transaction at least equal to the fair market value (as evidenced by a resolution of the Board of Directors of the Company) of the property subject to such transaction;
     (2) the Company or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale/ Leaseback Transaction pursuant to the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock”;
     (3) the Company or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/ Leaseback Transaction without securing the Notes by the covenant described under “— Negative Pledge”; and
     (4) the Sale/ Leaseback Transaction is treated as an Asset Sale and all of the conditions of the Indenture described under “Repurchase at the Option of Holders-Asset Sales” (including the provisions concerning the application of Net Proceeds) are satisfied with respect to such Sale/ Leaseback Transaction, treating all of the consideration received in such Sale/ Leaseback Transaction as Net Proceeds for purposes of such covenant.
     Limitation on Sale of Capital Stock of Restricted Subsidiaries
     The Company will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or, with respect to a Restricted Subsidiary, to issue any of its Voting Stock (other than, if necessary, shares of its Voting Stock constituting directors’ qualifying shares) to any Person except:
     (1) to the Company or a Wholly-Owned Subsidiary; or
     (2) in compliance with the conditions described under “Repurchase at the Option of Holders-Asset Sales” and immediately after giving effect to such issuance or sale, such Restricted Subsidiary either continues to be a Restricted Subsidiary or if such Restricted Subsidiary would no longer be a Restricted Subsidiary, then the remaining Investment of the Company or a Restricted Subsidiary in such Person (after giving effect to such issuance or sale), if any, would have been permitted to be made under the “Restricted Payments” covenant (excluding clause (a) of the definition of “Permitted Investments”) as if made on the date of such issuance or sale.
     Limitation on Lines of Business
     The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.
     Reports
     Whether or not required by the rules and regulations of the Securities and Exchange Commission (the “Commission”), so long as any Notes are outstanding, the Company (and the Subsidiary Guarantors, if applicable) will furnish to the Trustee and to the holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company (and the Subsidiary Guarantors, if applicable) were required to file such reports, in each case within the time periods specified therein. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports, and any other information required by Section 13 or 15(d) of the Exchange Act, with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.
     If the Company has designated any of its Subsidiaries to be Unrestricted Subsidiaries that, alone or taken together, represent 10% or more of the Consolidated Cash Flow of the Company for the most recent consecutive four-quarter period, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements or in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, of the financial condition and results of operations of the Company and its Restricted Subsidiaries.
     Concurrently with the delivery of the reports required to be delivered pursuant to the preceding paragraph, the Company shall deliver to the Trustee and to each holder annual and quarterly financial statements with appropriate footnotes of the Company and its Restricted Subsidiaries, all prepared and presented in a manner substantially consistent with those of the Company and its Subsidiaries on a consolidated basis required by the preceding paragraph.
     Payments for Consent
     Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.
Events of Default and Remedies
     The Indenture provides that each of the following constitutes an Event of Default: (i) default in any payment of interest or additional interest, if any, (as required by the Registration Rights Agreement) on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (ii) default in the payment of principal of or premium, if any, on any Note when the same becomes due and payable at its fixed maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise; (iii) failure by the Company to make or consummate a Change of Control Offer or an Asset Sale Offer or to comply with the provisions described under the covenants “Restricted Payments,” “Incurrence of Indebtedness and Issuance of Preferred Stock” or “Merger, Consolidation, or Sale of Assets;” (iv) failure by the Company or a Restricted Subsidiary for 60 days after notice from the Trustee or the holders of at least 25% in principal amount of the Notes then outstanding to comply with any of its agreements in the Indenture or the Notes or of any Subsidiary Guarantor to perform any of its other covenants under its Subsidiary Guarantee; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any Restricted Subsidiary) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged, bonded or stayed for a period of 60 days; (vii) any Subsidiary Guarantee of a Significant Subsidiary (or group of Subsidiaries that, taken together, constitutes a Significant Subsidiary) shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor that is a Significant Subsidiary (or group of Subsidiary Guarantors that, taken together, constitutes a Significant Subsidiary), or any Person acting on behalf of any such Subsidiary Guarantor or Subsidiary Guarantors, shall deny or disaffirm its obligations under its Subsidiary

Guarantee; or (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries (or group of Subsidiary Guarantors that, taken together, constitutes a Significant Subsidiary).
     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately; provided, that so long as any Indebtedness permitted to be incurred pursuant to the Senior Secured Credit Agreement shall be outstanding, such acceleration shall not be effective until the earlier of (i) an acceleration of any such Indebtedness under the Senior Secured Credit Agreement or (ii) five business days after receipt by the Company of written notice of such acceleration under the Indenture. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Restricted Subsidiary, all outstanding Notes will become due and payable without further action or notice. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.
     In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (v) under “Events of Default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or Payment Default triggering such Event of Default pursuant to clause (v) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.
     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.
     Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:
     (1) such holder has previously given the Trustee notice that an Event of Default is continuing;
     (2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;
     (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;
     (4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and
     (5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.
     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.
     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture or was required to repurchase the Notes, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of

Default occurs prior to February 1, 2007 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to February 1, 2007, the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.
No Personal Liability of Directors, Officers, Employees and Stockholders
     No director, officer, employee, incorporator or stockholder of the Company or a Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or such Subsidiary Guarantor under the Notes, the Indenture or a Subsidiary Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.
Legal Defeasance and Covenant Defeasance
     The Company may, at its option and at any time, elect to have all of its and the Subsidiary Guarantors’ obligations discharged with respect to the outstanding Notes (“Legal Defeasance”) except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company’s and the Subsidiary Guarantors’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Subsidiary Guarantors’ obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Subsidiary Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.
     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of which will be used to defease the Notes pursuant to the Indenture concurrently with such incurrence) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the later of (x) the 91st day following the deposit or (y) the day ending on the day following the expiration of the longest preference period under any bankruptcy law applicable to us in respect of such deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; (vii) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company or the Subsidiary Guarantors with the intent of defeating, hindering, delaying or defrauding creditors of the Company or such Subsidiary Guarantors; (viii) we deliver to the Trustee an opinion of counsel (subject to customary assumptions and exclusions) to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940; and (ix) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel as to matters of law, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Amendment, Supplement and Waiver
     Except as provided in the next succeeding paragraphs, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture or the Notes with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).
     Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder of Notes): (i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver; (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”); (iii) reduce the rate of or change the time for payment of interest or additional interest on any Note; (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration); (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults, waiver of certain covenants, supplemental indentures requiring the consent of holders, or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes; (vii) waive a redemption or purchase payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “Repurchase at the Option of Holders”); (viii) impair the right of any holder to institute suit for the enforcement of any payment under any Note after the maturity thereof; (ix) release any Subsidiary Guarantor other than in accordance with the Indenture, or change any Subsidiary Guarantee in any manner that would adversely affect the holders; or (x) make any change in the foregoing amendment and waiver provisions.
     Notwithstanding the foregoing, without the consent of any holder of Notes, the Company, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, omission, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for any supplemental indenture required by the covenant described under the caption “Subsidiary Guarantees,” to add Subsidiary Guarantees with respect to the Notes or release a Subsidiary Guarantor upon its designation as an Unrestricted Subsidiary or otherwise in accordance with the Indenture; to secure the Notes, to provide for the assumption of the Company’s or any Subsidiary Guarantor’s obligations to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not materially adversely affect the legal rights under the Indenture of any such holder, to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or to provide for the issuance of exchange securities that shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and that shall be treated, together with any outstanding Notes, as a single class of securities.
     The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. After an amendment or supplement under the Indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment or supplement. However, the failure to give such notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment.

Concerning the Trustee
     U.S. Bank National Association is the Trustee under the Indenture and has been appointed by the Company as registrar and paying agent with regard to the Notes. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, the Subsidiary Guarantors or any Affiliate of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.
     The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.
Additional Information
     Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Portola Packaging, Inc., 951 Douglas Road, Batavia, Illinois 60510, Attention: Michael T. Morefield, Senior Executive Vice President and Chief Financial Officer.
Certain Definitions
     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
     “Acquired Debt” means, with respect to any specified Person: (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person. Acquired Debt shall be deemed to have been incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.
     “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of Voting Stock, by agreement or otherwise.
     “Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).
     “Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.
     “Borrowing Base” means, as of any date, an amount equal to the sum, without duplication, of (a) 85% of the net book value of the accounts receivable owned by the Company and its Restricted Subsidiaries, (b) 60% of the net book value of inventory owned by the Company and its Restricted Subsidiaries and (c) 40% of the net book value of property, plant and equipment owned by the Company and its Restricted Subsidiaries, provided, that the Borrowing Base shall be adjusted to give pro forma effect to the acquisition of any Person, property or assets by the Company or by any Restricted Subsidiary of the Company that is a Subsidiary Guarantor, so long as (i) such acquisition is consummated on or prior to the date of calculation of the Borrowing Base and (ii) in the case of an acquisition of a

Person, such Person (y) becomes a Restricted Subsidiary of the Company or a Subsidiary Guarantor or (z) is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Subsidiary Guarantor.
     “Calculation Date” means the date on which the calculation of the Fixed Charge Coverage Ratio is made.
     “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.
     “Capital Stock” of any Person means any and all shares, interests, participation, rights or other equivalents (however designated) of equity of such Person, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.
     “Cash Equivalents” means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Senior Secured Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Corporation and in each case maturing within six months after the date of acquisition.
     “Commodity Agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by the Company or any Subsidiary designed to protect the Company or any of its Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of the Company and its Subsidiaries.
     “Common Stock” means with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the date of this Prospectus, and includes, without limitation, all series and classes of such common stock.
     “Consolidated Cash Flow” means, with respect to any Person for any period, without duplication, the Consolidated Net Income of such Person for such period plus the following to the extent deducted in calculating such Consolidated Net Income: (a) provision for taxes based on income or profits of such Person for such period, plus (b) consolidated interest expense of such Person for such period, whether paid or accrued and whether or not capitalized (including amortization and write-offs of debt discount and debt issuance cost, non-cash interest payments and the interest component of any payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers’ acceptance financing and net payments (if any) pursuant to Hedging Obligations), plus (c) depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash changes (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person for such period, plus (d) impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles” plus (e) any charge incurred relating to the redemption of the Redeemable Warrants.
     Notwithstanding the preceding sentence, clauses (a), (c), (d) and (e) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated Cash Flows of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (a), (c), (d) and (e) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

     “Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that (i) the Net Income of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be excluded, whether or not distributed to the Company or one of its Subsidiaries, (ii) the Net Income of any Unrestricted Subsidiary shall be excluded, whether or not distributed to the Company or one of its Subsidiaries, (iii) any Net Income (but not loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that: (a) subject to the limitations contained in clause (iv) below, the Company’s equity in the Net Income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and (b) the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income; and (iv) the cumulative effect of a change in accounting principles shall be excluded.
     “Consolidated Net Worth” means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person, and (y) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.
     “Credit Facility” means, with respect to the Company or a Subsidiary Guarantor or any Restricted Subsidiary that is a Foreign Subsidiary, one or more debt facilities (including, without limitation, the Senior Secured Credit Agreement or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Secured Credit Agreement or any other credit or other agreement or indenture).
     “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuation in the values of the currencies of the countries (other than the United States) in which the Company or its Restricted Subsidiaries conduct business.
     “Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.
     “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatory redeemable, pursuant to a sinking fund obligation or otherwise, is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock that is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary), or is redeemable at the option of the holder thereof, in whole or in part, on or prior to a date that is one year after the date on which the Notes mature.
     “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
     “Equity Offering” means a private placement to institutional investors or a bona fide public underwritten sale of common stock of the Company for cash pursuant to a registration statement (other than on Form S-4 or Form S-8 or any other form relating to securities issuable under any benefit plan of the Company or its Subsidiaries) that is declared effective by the SEC.

     “Fixed Charges” means, with respect to any Person for any period, without duplication, the sum of (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of debt discount and debt issuance cost, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP, and net payments (if any) pursuant to Hedging Obligations), (b) commissions, discounts and other fees and charges incurred with respect to letters of credit and bankers’ acceptances financing, (c) consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, (d) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or any of its Restricted Subsidiaries or secured by a Lien on assets of such Person or any of its Restricted Subsidiaries (other than on the Capital Stock of Unrestricted Subsidiaries), (e) preferred stock dividend requirements on any series of preferred stock of such Person or any of its Restricted Subsidiaries times a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person and its Restricted Subsidiaries, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP, and (f) Receivable Fees.
     “Fixed Charge Coverage Ratio” means with respect to any Person for any period, the ratio of the Consolidated Cash flow of such Person and its Restricted Subsidiaries for such period (exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP, or operations and businesses disposed of prior to the Calculation Date) to the Fixed Charges of such Person and its Restricted Subsidiaries for such period (exclusive of amounts attributable to discontinued operations, as determined in accordance with GAAP or operations and businesses disposed of prior to the Calculation Date, but only to the extent that the obligations giving rise to such Fixed Charges would no longer be obligations contributing to such Person’s Fixed Charges subsequent to the Calculation Date).
     “Foreign Subsidiary” means any Restricted Subsidiary that (x) is not organized under the laws of the United States of America or any state thereof or the District of Columbia or (y) is organized under the laws of the United States of America or any state thereof or the District of Columbia but has no material asset other than Capital Stock of one or more Persons described in clause (x) above.
     “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.
     “Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.
     “Hedging Obligations” means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.
     “Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (including reimbursement agreements in respect thereto, except to the extent such letters of credit relate to trade payables and the obligation to reimburse the issuer of the trade letter of credit for any payment thereunder is satisfied within 30 days of incurrence) or representing Capital Lease Obligations, Attributable Indebtedness or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock, all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any Indebtedness of any other Person.

     “Investments” means, with respect to any Person, all Investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), letters of credit (or reimbursement agreements in respect thereof), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as Investments on a balance sheet prepared in accordance with GAAP; provided, however, that none of the following will be deemed to be an Investment:
     (1) Hedging Obligations, Commodity Agreements and Currency Agreements entered into in the ordinary course of business and in compliance with the Indenture;
     (2) endorsements of negotiable instruments and documents in the ordinary course of business; and
     (3) an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company.
     For purposes of “Certain Covenants — Restricted Payments,” “Investment” will include the portion (proportionate to the Company’s Equity Interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s Equity Interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary.
     “Issuance Date” means January 23, 2004.
     “J.P. Morgan Partners 23A” means J.P. Morgan Partners (23A SBIC), LLC.
     “J.P. Morgan Partners 23A Warrant” means the redeemable warrant that entitled J.P. Morgan Partners 23A to purchase 2,052,526 shares of Class A Common Stock of the Company as described in the Prospectus.
     “Lender Warrant” means the redeemable warrant that entitled Heller Financial, Inc. to purchase 440,215 shares of the Class A Common Stock of the Company as described in the Prospectus.
     “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).
     “Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions), or (b) the disposition of any securities or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, and (ii) all extraordinary items (together with any related tax provision pertaining to such extraordinary items).
     “Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.
     “Non-Recourse Debt” means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender, other than pursuant to loans that also constitute an Investment permitted to be made under the covenant entitled “Restricted Payments” or pursuant to clause (d) or (e) of the definition of “Permitted Investments”; (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than the capital stock of one or more Unrestricted Subsidiaries).
     “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
     “Offering Memorandum” means the offering memorandum of the Company relating to the offering of the Notes, dated January 20, 2004.
     “Officers’ Certificate” means a certificate signed by the Chairman of the Board, the President, Chief Financial Officer, any Vice President, the Treasurer or the Controller and the Secretary or the Assistant Secretary of the Company.
     “Pari Passu Indebtedness” means Indebtedness of the Company that ranks equally in right of payment to the Notes.
     “Permitted Investments” means (a) any Investments in the Company or in a Restricted Subsidiary of the Company; (b) any Investments in cash or Cash Equivalents; (c) Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investments (i) such Person becomes a Restricted Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; (d) any Investments made on or after the Issuance Date not to exceed $10.0 million in aggregate amount at any one time outstanding (measured by the fair market value of such investments as of the date made); (e) any Investments made in a Permitted Joint Venture of the Company or its Restricted Subsidiaries on or after the Issuance Date not to exceed $15.0 million in aggregate amount at any one time outstanding (measured by the fair market value of such investments as of the date made) so long as such Permitted Joint Venture is engaged only in a Related Business; (f) Receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (g) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (h) loans or advances to employees, directors or consultants not exceeding $1.5 million in the aggregate outstanding at any one time; provided that such loans comply with the Sarbanes-Oxley Act and the related rules and regulations; (i) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor; (j) Investments made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with “Repurchase at the Option of Holders — Asset Sales;” (k) deposits, prepayments or other advances to customers or suppliers in the ordinary course of business; and (l) Guarantees issued in accordance with “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” For purposes of calculating the aggregate amount of Permitted Investments permitted to be outstanding at any one time pursuant to clause (d) and (e) of the preceding sentence, (i) the aggregate amount of such Investments made by the Company and its Restricted Subsidiaries on or after the Issuance Date will be decreased (but not below zero) by an amount equal to the lesser of (y) the cash return of capital to the Company or a Restricted Subsidiary and (z) the initial amount of such investment with respect to such Investment that is sold for cash or otherwise liquidated or repaid for cash (less, in each case, the cost of disposition, including applicable taxes, if any) and (ii) in the case of Investments made by issuing letters of credit (or reimbursement agreements in respect thereof) or making Guarantees, the aggregate amount of such Investments will be decreased by the amount remaining unpaid in respect of such letters of credit or under the underlying Indebtedness Guaranteed by the Company or a Restricted Subsidiary upon termination of the Company’s or a Restricted Subsidiary’s obligations thereunder or by the permanent reduction of the amount guaranteed or secured by the letter of credit.

     “Permitted Joint Venture” means, with respect to any Person, (a) any corporation, association, or other business entity (other than a partnership) of which at least 30% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the Restricted Subsidiaries of that Person or a combination thereof and (b) any partnership, joint venture, limited liability company or similar entity of which at least 30% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Restricted Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise.
     “Permitted Liens” means (a) purchase money Liens securing trade payables; (b) Liens existing on the date of the Indenture; (c) Liens on Equity Interests in Unrestricted Subsidiaries; (d) Liens securing Indebtedness incurred under a Credit Facility in an aggregate principal amount at any time outstanding not to exceed the amount permitted to be incurred under clause (b) of the second paragraph of the covenant entitled “Incurrence of Indebtedness and Issuance of Preferred Stock”, provided that for this purpose a Credit Facility shall not be deemed to include Indebtedness issued, created or incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (under Rule 144A or Regulation S under the Securities Act) pursuant to an exemption from the registration requirements of the Securities Act; (e) Liens securing Capital Lease Obligations or purchase money Indebtedness otherwise permitted under the Indenture; (f) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (g) Liens (including extensions and renewals thereof) upon property or assets (including Equity Interests) acquired after the Issuance Date; provided that (x) such Lien is created solely for the purpose of securing Indebtedness incurred (A) to finance the cost (including the cost of improvement or construction) of the item of property or assets (including Equity Interests) subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (B) to refinance any Indebtedness previously so secured, (y) the principal amount of Indebtedness secured by such Lien does not exceed 100% of such cost and (z) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements of such item (it being expressly understood and acknowledged that any such Lien may extend to or cover items of property or assets (and any improvements of such items) owned by a Person whose Equity Interests are acquired by the Company or a Restricted Subsidiary and that becomes a Restricted Subsidiary concurrently with such acquisition); (h) any Lien securing Acquired Debt created prior to (and not created in connection with, or in contemplation of) the incurrence of such Indebtedness by the Company or any Restricted Subsidiary, in each case which Indebtedness is permitted under the covenant entitled “Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that any such Lien only extends to the assets that were subject to such Lien securing such Acquired Debt prior to the related transaction by the Company or its Restricted Subsidiaries; (i) statutory Liens of landlords, carriers, warehousemen, mechanics, materialmen and other similar Liens imposed by law that are incurred in the ordinary course of business for sums not more than thirty (30) days delinquent or that are being contested in good faith, provided that a reserve or other appropriate provision shall have been made therefor; (j) Liens (other than Liens imposed under the Employee Retirement Income Security Act of 1974, as amended) incurred or deposits made in the ordinary course of business (including workers’ compensation, unemployment insurance, social security, bonds, leases, and other similar obligations) (exclusive of obligations for the payment of borrowed money); (k) deposits, in an aggregate amount not to exceed $500,000, made in the ordinary course of business to secure liabilities to insurance carriers; (l) easements, rights-of-way, restrictions, and other similar charges or encumbrances not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and not lessening in any material respect the value of such property being encumbered; and (m) Liens securing Hedging Obligations so long as the related Indebtedness, if any, is secured by a Lien on the same property securing such Hedging Obligation.
     “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (1) (a) if the fixed maturity of the Indebtedness being refinanced is earlier than the fixed maturity of the Notes, the Permitted Refinancing Indebtedness has a fixed maturity no earlier than the fixed maturity of the Indebtedness being refinanced or (b) if the fixed maturity of the Indebtedness being refinanced is later than the fixed maturity of the Notes, the Permitted Refinancing Indebtedness has a fixed maturity at least 91 days later than the fixed maturity of the Notes; (2) the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses and premiums incurred in connection therewith); (3) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (4) such Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee, as the case may be, on terms at least as favorable to the holders of Notes as those, if any, contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (5) such Indebtedness is incurred by the Company or the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
     “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.
     “Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.
     “Public Equity Offering” means a bona fide public underwritten sale of common stock of the Company for cash pursuant to a registration statement (other than on Form S-4 or Form S-8 or any other form relating to securities issuable under any benefit plan of the Company or its Subsidiaries) that is declared effective by the Securities and Exchange Commission.
     “Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.
     “Receivable Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a Receivable financing, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a Receivable financing, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off- balance sheet or through a Restricted Subsidiary or an Unrestricted Subsidiary.
     “Redeemable Warrants” means, collectively, the J.P. Morgan Partners 23A Warrant and the Lender Warrant.
     “Registration Rights Agreement” means that certain registration rights agreement dated as of the date of the Indenture by and among the Company, the Subsidiary Guarantors and the initial purchasers set forth therein and any similar registrations rights agreements executed in connection with an offering of Additional Notes.
     “Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries on the date of the Indenture.
     “Restricted Investment” means any Investment other than a Permitted Investment.
     “Restricted Subsidiary” means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.
     “Sale/ Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Senior Secured Credit Agreement” means the Amended and Restated Senior Secured Credit Facility dated as of January 16, 2004 by and among the Company and GECC and any other lenders parties thereto from time to time, as amended.

     “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act as such regulation is in effect on the date hereof.
     “Subsidiary” means with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.
     “Subsidiary Guarantee” means, individually, any Guarantee of payment of the Notes and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.
     “Subsidiary Guarantor” means each subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture.
     “Unrestricted Subsidiary” means a Subsidiary of the Company that at the time of determination is designated an Unrestricted Subsidiary (as designated by the Board of Directors of the Company as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary as an Unrestricted Subsidiary so long as (a) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt (except as permitted by clause (c) below), (b) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or both) any holder of any Indebtedness of the Company or a Restricted Subsidiary to declare a default on such Indebtedness of the Company or a Restricted Subsidiary or cause the payment thereof to be accelerated or payable prior to the stated maturity of the Notes, if such declaration of default, acceleration or payment would constitute an Event of Default under the Indenture, (c) neither the Company nor any Restricted Subsidiary shall have made any loan or advance to or an Investment in such Subsidiary in an amount that, at the date of designation, could not have been made in another Person pursuant to the covenant entitled “Restricted Payments” or pursuant to clause (d) or (e) of the definition of “Permitted Investments” (it being understood that any such loan, advance or Investment existing at the date of designation shall be deemed to be a Restricted Payment or a Permitted Investment under clause (d) or (e) of the definition thereof, as the case may be, made as of such date), (d) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary, (e) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries, (f) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation to subscribe for additional Capital Stock of such Person or to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results, and (g) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company. Any such designation by the Board of Directors of the Company shall be evidenced by a resolution of the Board of Directors filed with the Trustee and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary at any time in the same manner as it would designate a Subsidiary as an Unrestricted Subsidiary, so long as immediately after such designation as a Restricted Subsidiary, there would be no Default or Event of Default under the Indenture and the Company could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant entitled “Incurrence of Indebtedness and Issuance of Preferred Stock.” When an Unrestricted Subsidiary is designated a Restricted Subsidiary it will be treated for purposes of the covenants similar to the acquisition of an unrelated entity that becomes a Restricted Subsidiary.
     “Voting Stock” of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.
     “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness.
     “Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes is based on the Internal Revenue Code of 1986, as amended (which we refer to in this Prospectus as the “Code”), the Treasury regulations under the Code (which we refer to in this Prospectus as the “Treasury Regulations”), and administrative and judicial interpretations of the Code, as of the date of this Prospectus, all of which are subject to change, possibly on a retroactive basis. This summary is for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership and disposition of the Notes by a prospective investor in light of his, her or its personal circumstances.
     This discussion generally is limited to the U.S. federal income tax consequences to investors who are beneficial owners of the Notes and who hold the Notes as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as broker-dealers in securities or foreign currency, tax-exempt investors, banks and financial institutions, thrifts, insurance companies or persons who hold the Notes as part of a “straddle,” as part of a “hedge” against currency risk or as part of a “conversion transaction,” have a “functional currency” other than the U.S. dollar, trade in securities and elect to use a mark-to-market method of accounting for their securities holdings, are liable for alternative minimum tax, or are investors in pass-through entities that hold the Notes. Since U.S. federal income tax consequences may differ depending on individual circumstance, we strongly urge you to consult your own tax adviser with respect to your particular circumstances. If a partnership holds the Notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Notes, you should consult your tax advisor. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or, except to a limited extent, any possible applicability of U.S. federal gift or estate tax.
     We have not sought any rulings from the Internal Revenue Service (which we refer to in this Prospectus as the “IRS”), nor an opinion of counsel with respect to the U.S. federal income tax consequences discussed below. The discussion below is not binding on the IRS or the courts. Accordingly, there can be no assurance that the IRS will not take, or that a court will not sustain, a position concerning the tax consequences of the purchase, ownership or disposition of the Notes different from that discussed below.
Persons considering the purchase of Notes should consult their own tax advisors concerning the application of U.S. federal tax laws, as well as the law of any state, local or foreign taxing jurisdiction, to their particular situations.
     As used in this summary, the term “United States Holder” means any beneficial owner of Notes who is:
•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) the trust has in effect a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.
     A “Non-United States Holder” is an individual, corporation, estate or trust that is not a United States Holder.
United States Holder
     Stated interest. Interest received on the Notes by a United States Holder will generally be taxable as ordinary income. A United States Holder generally must pay United States federal income tax with respect to the interest on the Notes: (i) when it accrues, if the holder uses the accrual method of accounting for United States federal income tax purposes; or (ii) when the holder receives or is treated as receiving the interest, if the holder uses the cash method of accounting for United States federal income tax purposes.
     Repurchase options. In the event that there is a change of control, holders of Notes will have the right to require us to repurchase their Notes at 101% of the principal amount plus accrued and unpaid interest, if any (see “Description of Notes — Repurchase at the Option of Holders — Change of Control”). Further, under certain circumstances we are allowed to redeem Notes for an amount in excess of the principal amount of Notes at our option (see “Description of Notes — Optional Redemption”). According to Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a United States Holder recognizes if there is only a remote chance as of the date the Notes were issued that such payments will be made. We intend to take the position that the likelihood of payment of these amounts is remote; therefore, we do not intend to treat these potential payments as part of the yield to maturity of the Notes (for purposes of the original issue discount provisions of the Code). Accordingly, any such increase in interest payable to a United States Holder should be includible in such holder’s gross income as interest income at the time the payment is paid or accrues in accordance with such holder’s regular method of tax accounting. Our determination that this contingency does not affect the yield to maturity of the Notes is binding on a holder, unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS. Thus, there is no assurance that the IRS would not take a contrary position.
     Market discount. If a U.S. Holder purchases a note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount,” unless that difference is less than a specified de minimis amount. Under the market discount rules, U.S. Holders will be required to treat any payment on, or any gain recognized on the sale, retirement or other disposition (including a gift or redemption at maturity) of the note (other than in connection with certain nonrecognition transactions) as ordinary income to the extent of the market discount that U.S. Holders are treated as having accrued on the note at the time of the payment or disposition and have not previously included in income. In addition, U.S. Holders may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction (or certain non-recognition transactions where market discount is required to be taken into account), the deduction of all or a portion of the interest expense on any indebtedness attributable to the note.
     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue on a constant interest method. U.S. Holders may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest expense deductions will not apply. A U.S. Holder’s election to include market discount in income currently, once made, applies to all market discount obligations acquired by such holder on or after the first taxable year to which such holder’s election applies and the election may not be revoked without the consent of the IRS.
     Bond premium. If a U.S. Holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the purchase date, other than qualified stated interest, such holder will be considered to have purchased the note at a “premium.” A U.S. Holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under such holder’s regular accounting method. If a U.S. Holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss such holder would otherwise recognize on disposition of the note. The election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies. A U.S. Holder may not revoke the election without the consent of the IRS.
     Sale or other disposition of the Notes. Subject to the market discount and bond premium rules discussed above, a United States Holder generally will recognize gain or loss on the sale, redemption, repurchase, retirement or other taxable disposition of a note. The amount of a United States Holder’s gain or loss equals the difference between the amount received for the note (in cash or other property, valued at fair market value), minus the amount attributable to accrued interest on the note (which will be taxable as ordinary income if not previously included in gross income), and the holder’s adjusted tax basis in the note. A United States Holder’s initial tax basis in a note equals the price paid for the note. Special rules may apply to Notes redeemed in part.
     Any such gain or loss on a taxable disposition of a note as described in the foregoing paragraph will generally constitute capital gain or loss and will be long-term capital gain or loss if such note was held by the United States Holder for more than one year. Under current law, net long-term capital gains of non-corporate holders generally are taxed at a maximum rate of 15%. Capital gain will be long-term capital gain if the United States Holder holds the note for more than one year at the time of the sale or other disposition. Capital gain of a non-corporate holder that is not long-term capital gain will be taxed at ordinary income tax rates. The deduction of capital losses is subject to certain limitations.
     Information reporting and backup withholding. A United States Holder will generally be subject to information reporting and may also be subject to backup withholding tax, currently at a rate of 28%, when such holder receives interest payments on the note or proceeds upon the sale or other disposition of a note. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. In addition, the backup withholding tax will not apply to a United States Holder if such holder provides his taxpayer identification number (“TIN”) in the prescribed manner unless:
•	the IRS notifies us or our agent that the TIN the holder provides is incorrect;

•	the holder fails to report interest and dividend payments that the holder receives on his tax return and the IRS notifies us or our agent that withholding is required; or

•	the holder fails to certify under penalties of perjury that (i) the holder provided to us his or her correct TIN, (ii) the holder is not subject to backup withholding, and (iii) the holder is a U.S. person (including a U.S. resident alien).
     If the backup withholding tax does apply to a particular United States Holder, such holder may use the amounts withheld as a refund or credit against his United States federal income tax liability as long as the holder provides certain information to the IRS.
Non-United States Holder
     This section applies to Non-United States Holders.
     For purposes of the discussion below, interest and gain on the sale, redemption or repayment of Notes will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.
     Special rules may apply to certain Non-United States Holders (or their beneficial owners), such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and certain expatriates, that are subject to special treatment under the Code. Such Non-United States Holders (or their beneficial owners) should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
     Stated interest. Subject to the discussion below regarding backup withholding, interest paid on the Notes to a Non-United States Holder generally will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest on the Notes will qualify as portfolio interest if the Non-United States Holder (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code, (iii) is not a bank that is receiving the interest on a loan made in the ordinary course of its trade or business, and (iv) certifies, under penalties of perjury on a Form W-8BEN (or such successor form as the IRS designates), prior to the payment that such holder is not a United States person and provides such holder’s name and address.
     The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular, graduated U.S. rates rather than the 30% gross rate. In the case of a Non-United States Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax equal to 30% (or lesser amount under an applicable income tax treaty) of such amount, subject to adjustments. To claim the benefits of a treaty exemption from or reduction in withholding, a Non-United States Holder must provide a properly executed Form W-8BEN (or such successor form as the IRS designates), and to claim an exemption from withholding because income is U.S. trade or business income, a Non-United States Holder must provide a properly executed Form W-8ECI (or such successor form as the IRS designates), as applicable prior to the payment of interest. These forms may need to be periodically updated. A Non-United States Holder who is claiming the benefits of a treaty may be required in certain instances to obtain and to provide a U.S. taxpayer identification number on a Form W-8BEN. As an alternative to providing a Form W-8BEN, in certain circumstances, a Non-United States Holder may provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, under applicable Treasury Regulations, special procedures are provided for payments through qualified intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.
     Gain on disposition. Subject to the discussion below concerning backup withholding, a Non-United States Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale, redemption or repayment of a note (other than gain representing accrued but unpaid interest, which will be treated as such) unless (i) the gain is U.S. trade or business income in which case the branch profits tax may also apply to a corporate Non-United States Holder or (ii) the Non-United States Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met. Special rules may apply to Notes redeemed in part.
     Federal estate taxes. Notes held (or treated as held) by an individual who is a Non-United States Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the interest on such Notes would have been exempt as portfolio interest if received by the Non-United States Holder at the time of his or her death without regard to whether the Non-United States Holder has completed Form W-8BEN and further provided that income on the Notes was not U.S. trade or business income. Because U.S. federal tax law uses different tests to determine whether an individual is a non-resident alien for income tax and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the U.S. federal income tax discussion above, but not for purposes of the U.S. federal estate tax discussion, and vice versa.
     Information reporting and backup withholding. We must report annually to the IRS and to each Non-United States Holder any interest that is paid to the Non-United States Holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.
     Treasury Regulations provide that the backup withholding tax (currently at a rate of 28%) and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification has been received (generally by providing a Form W-8BEN) or an exemption has otherwise been established; provided that neither we nor our payment agent has actual knowledge, or reason to know, that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. The payment of the gross proceeds from the sale, redemption or repayment of Notes to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, redemption or repayment of Notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “United States Related Person”).
     In the case of the gross payment of proceeds from the sale, redemption or repayment of Notes to or through a non-United States office of a broker that is either a United States person or a United States Related Person, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-United States Holder and the broker has no knowledge, or reason to know, to the contrary.
     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder may be refunded or credited against the Non-United States Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.
     THE PRECEDING DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

CERTAIN ERISA CONSIDERATIONS
     The following is a summary of certain considerations associated with the purchase of the Notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).
General Fiduciary Matters
     ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.
     In considering whether to invest a portion of the assets of any Plan in the Notes, a fiduciary should determine, after review of this entire document including without limitation the “Risk Factors” disclosed elsewhere herein, whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.
Prohibited Transaction Issues
     Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of Notes by an ERISA Plan with respect to which the Issuer, the Underwriter, or the Guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.
     Because of the foregoing, the Notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will constitute a transaction that complies with the requirements for exemption from the prohibited transactions specified under ERISA and the Code as well as for exemption from the application of any Similar Laws.
Representation
     Accordingly, by acceptance of a note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the Notes constitutes assets of any Plan or (ii) the purchase and holding of the Notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

     The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Notes (and holding the Notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the holding of the Notes.

PLAN OF DISTRIBUTION
     This Prospectus is to be used by J.P. Morgan Securities Inc. in connection with offers and sales of the Notes in market-making transactions effected from time to time. J.P. Morgan Securities Inc. may act as principal or agent in such transactions. Such sales will be made at prevailing market prices at the time of sale. We will not receive any of the proceeds from such sales.
     J.P. Morgan Partners 23A, an affiliate of J.P. Morgan Securities Inc., beneficially owned 20.1% of our outstanding common stock as of November 20, 2006. See “Principal Stockholders.” In addition, in February 2004, J.P. Morgan Partners, LLC received $10.7 million due to the repurchase of redeemable warrants held by J.P. Morgan Partners, LLC. Robert Egan, a member of our board of directors, is a Senior Advisor on a limited basis to J.P. Morgan Partners, LLC and was formerly a Partner of J.P. Morgan Entertainment Partners, LLC, each of which is an affiliate of J.P. Morgan Partners 23A. J.P. Morgan Securities Inc. and its affiliates have provided us with commercial banking, investment banking or other financial advisory services in the past and may provide such services to us in the future. J.P. Morgan Securities Inc. acted as an initial purchaser in connection with the sale of the Notes and received customary fees incurred in connection therewith. See “Related Party Transactions — Transactions with Entities Affiliated with Officers and Directors.”
     We have been advised by J.P. Morgan Securities Inc. that, subject to applicable laws and regulations, it currently intends to make a market in the Notes. However, J.P. Morgan Securities Inc. is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice.
     In June 1994, J.P. Morgan Partners 23A received certain demand and piggyback registration rights in connection with the purchase of shares of our stock from us and certain of our insiders. In addition, J.P. Morgan Partners 23A is party to an agreement between us and the predecessor-in-interest of J.P. Morgan Partners 23A under which J.P. Morgan Partners 23A, among other investors, has a right of first offer to purchase any Class B Common Stock, Series 1 that we propose to sell. J.P. Morgan Partners 23A is a party to certain shareholders agreements providing for certain rights of first refusal. In addition, the parties to these shareholders agreements have granted to J.P. Morgan Partners 23A certain co-sale rights. One of the shareholders agreements also provides that we are prohibited from engaging in certain activities without the approval of a majority of shares owned by certain investors, including shares owned by J.P. Morgan Partners 23A. Pursuant to that agreement, J.P. Morgan Partners 23A also has the right to designate one member of our board. Mr. Egan is J.P. Morgan Partners 23A’s current nominee.
     We have agreed to indemnify J.P. Morgan Securities Inc. against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that J.P. Morgan Securities Inc. might be required to make in respect thereof.
LEGAL MATTERS
     The validity of the Notes has passed upon for us by Fenwick & West LLP, Mountain View, California.
EXPERTS
     The financial statements as of August 31, 2006 and for the year then ended included in this Prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The financial statements as of August 31, 2005 and for each of the two years in the period ended August 31, 2005 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     This Prospectus is part of a registration statement on Form S-1 that we filed with the SEC. This Prospectus does not contain all of the information in that registration statement. For further information with respect to us and the notes, see the registration statement, including the exhibits.

     Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. These reports may be obtained:
•	at the public reference room of the SEC, Room 1024-Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549;

•	from the SEC, Public Reference Room, Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549; or

•	from the Internet site maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding issuers, including us, that file electronically with the SEC.
     Some locations may charge prescribed rates or modest fees for copies. For more information on the public reference room, call the SEC at 1-800-SEC-0330. Our filings will also be available to the public from commercial document retrieval services.
     You may obtain these reports at no cost by writing or telephoning us at the following address and telephone number:
Portola Packaging, Inc.
951 Douglas Road
Batavia, Illinois 60510
Attn: Michael T. Morefield
(630) 406-8440
     Statements made in this Prospectus as to the contents of any contract, agreement, or other documents referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement or other document filed as an exhibit to the registration statement, we encourage you to read the documents contained in the exhibits.
     We have agreed that we will furnish to holders and securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933 until such time as holders of the Notes have disposed of their Notes pursuant to an effective registration statement under the Securities Act.

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Portola Packaging, Inc.
Batavia, Illinois
We have audited the accompanying consolidated balance sheet of Portola Packaging, Inc. (the “Company”) as of August 31, 2006 and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the year then ended. We have also audited the 2006 schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Portola Packaging, Inc. at August 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the 2006 schedules present fairly, in all material respects, the information set forth therein.
/s/ BDO SEIDMAN, LLP
Chicago, Illinois
October 27, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
of Portola Packaging, Inc. and Subsidiaries:
In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Portola Packaging, Inc. and its subsidiaries at August 31, 2005 and the results of their operations and their cash flows for each of the two years in the period ended August 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule as of and for the years ended August 31, 2005 and 2004 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
November 17, 2005

Portola Packaging, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except per share data)

August 31,	2006	2005
Assets
Current assets:
Cash and cash equivalents, including restricted cash of $100	$2,649	$1,963
Accounts receivable, net of allowance for doubtful accounts of $1,409 and $1,601, respectively	33,976	33,782
Inventories	21,527	19,243
Other current assets	4,222	3,686
Deferred income taxes	—	2,559

Total current assets	62,374	61,233
Property, plant and equipment, net	72,123	77,133
Goodwill, net	10,035	20,076
Debt issuance costs, net of accumulated amortization of $4,996 and $3,347, respectively	6,907	8,470
Trademarks and tradename	—	5,000
Customer relationships, net of accumulated amortization of $2,600 and $253, respectively	—	2,347
Patents, net of accumulated amortization of $8,414 and $8,070, respectively	1,274	1,589
Covenants not-to compete and other intangible assets, net of accumulated amortization of $1,881 and $1,191, respectively	1,065	752
Other assets	2,963	3,369

Total assets	$156,741	$179,969

Liabilities, minority interest and shareholders’ equity (deficit)
Current liabilities:
Current portion of long-term debt	$30	$44
Accounts payable	20,075	18,265
Bank overdraft	—	103
Accrued liabilities	8,552	7,013
Accrued compensation	4,459	3,279
Accrued interest	1,238	1,238

Total current liabilities	34,354	29,942
Long-term debt, less current portion	204,958	203,933
Deferred income taxes	1,272	3,206
Other long-term obligations	2,018	642

Total liabilities	242,602	237,723

Commitments and contingencies (Note 9)
Shareholders’ equity (deficit):
Class A convertible Common Stock of $.001 par value:
Authorized: 5,203 shares; Issued and outstanding: 2,135 shares in 2006 and 2005	2	2
Class B, Series 1, Common Stock of $.001 par value:
Authorized: 17,715 shares; Issued and outstanding: 8,626 shares in 2006 and 8,584 shares in 2005	8	8
Class B, Series 2, convertible Common Stock of $.001 par value:
Authorized: 2,571 shares; Issued and outstanding: 1,170 shares in 2006 and 2005	1	1
Additional paid-in capital	6,514	6,488
Accumulated other comprehensive loss	(298)	(931)
Accumulated deficit	(92,088)	(63,322)

Total shareholders’ equity (deficit)	(85,861)	(57,754)

Total liabilities, minority interest and shareholders’ equity (deficit)	$156,741	$179,969

The accompanying notes are an integral part of these consolidated financial statements.

Portola Packaging, Inc. and Subsidiaries
Consolidated Statements of Operations
(in thousands)

Year ended August 31	2006	2005	2004

Sales	$271,603	$264,964	$242,507
Cost of sales	226,263	220,994	201,808

Gross profit	45,340	43,970	40,699

Selling, general and administrative	24,138	28,252	30,894
Research and development	3,872	3,836	6,209
Loss (gain) from sale of property, plant and equipment	(893)	39	(1,582)
Fixed asset impairment charge	—	—	1,120
Goodwill impairment charge	17,851	—	—
Amortization of intangibles	846	989	1,233
Litigation settlement	7,000	—	—
Restructuring costs	840	2,471	3,809

	53,654	35,587	41,683

(Loss) / income from operations	(8,314)	8,383	(984)

Other (income) expense:
Interest income	(53)	(43)	(212)
Interest expense	17,101	16,439	15,843
Amortization of debt issuance costs	1,614	1,609	2,545
Minority interest (income) expense	—	(3)	5
Equity income of unconsolidated affiliates, net	(252)	(235)	(625)
Foreign currency transaction gain	(1,444)	(1,523)	(968)
Loss on warrant redemption	—	—	1,867
Other (income) expense, net	(37)	(37)	159

	16,929	16,207	18,614

Loss before income taxes	(25,243)	(7,824)	(19,598)
Income tax expense	3,523	3,729	1,193

Net loss	$(28,766)	$(11,553)	$(20,791)

The accompanying notes are an integral part of these consolidated financial statements.

Portola Packaging, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

Year ended August 31,	2006	2005	2004
Cash flows from operating activities:
Net loss	$(28,766)	$(11,553)	$(20,791)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	15,734	15,738	18,233
Amortization of debt issuance costs	1,614	1,609	2,545
Deferred income taxes	611	902	(740)
Loss (gain) on property and equipment dispositions	(893)	39	(1,582)
Fixed asset impairment charge	—	—	1,120
Goodwill impairment charge	17,851	—	—
Provision for doubtful accounts	194	645	263
Provision for excess and obsolete inventories	229	120	(642)
Provision for restructuring	840	2,471	3,809
Minority interest (income) expense	—	(3)	5
Equity income of unconsolidated affiliates, net	(252)	(235)	(625)
Restricted cash for self-insured medical claims	—	(100)	—
Other assets	—	(593)	—
Interest income on warrants	—	—	(57)
Loss on warrant redemption	—	—	1,867
Changes in working capital:
Accounts receivable	666	(2,673)	2,476
Inventories	(2,085)	(1,261)	(843)
Other current assets	(107)	1,436	(833)
Accounts payable	1,302	(4,533)	5,502
Accrued liabilities and compensation	2,638	(3,205)	(6,399)
Accrued interest	—	—	(3,691)

Net cash provided by (used in) operating activities	9,576	(1,196)	(383)

Cash flows from investing activities:
Additions to property, plant and equipment	(13,399)	(12,493)	(22,150)
Proceeds from sale of property, plant and equipment	4,426	33	6,637
Payment for Tech Industries, Inc.	—	—	(35,917)
Payment of transaction costs for Tech Industries, Inc.	—	—	(633)
Additions to intangible assets	(1,026)	—	(501)
Decrease in notes receivable from shareholders	—	—	161
(Increase) decrease in other assets	323	(532)	(635)

Net cash used in investing activities	(9,676)	(12,992)	(53,038)

Cash flows from financing activities:
Borrowings under Senior Notes due 2012	—	—	180,000
Redemption of Senior Notes due 2005	—	—	(110,000)
Borrowings under revolver, net	1,055	4,496	12,788
Payments for warrant redemption	—	—	(12,112)
Payment of debt issuance costs	(50)	(330)	(9,785)
(Decrease) increase in bank overdraft	(103)	(571)	674
Repayments of long–term debt arrangements	(44)	(3)	(348)
Issuance of common stock	26	—	11
Payments on other long–term obligations	(96)	(41)	(82)
Distributions to minority owners	—	—	(57)

Net cash provided by financing activities	788	3,551	61,089

Effect of exchange rate changes on cash and cash equivalents	(2)	251	289

Increase (decrease) in cash and cash equivalents	686	(10,386)	7,957
Cash and cash equivalents, less restricted cash, at beginning of year	1,863	12,249	4,292

Cash and cash equivalents, less restricted cash, at end of year	$2,549	$1,863	$12,249

See Note 16 for supplemental cash flow disclosures.
The accompanying notes are an integral part of these consolidated financial statements.

Portola Packaging, Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity (Deficit)
(in thousands, except per share data)

								Notes	Accumulated
	Class A		Class B				Additional	receivable	other		Total	Total
			Series 1		Series 2		paid-in	from	comprehensive	Accumulated	shareholders’	comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	capital	shareholders	income (loss)	deficit	equity (deficit)	income (loss)

Balance, August 31, 2003	2,135	$2	8,600	$8	1,170	$1	$6,582	$(161)	$(1,875)	$(30,970)	$(26,413)
Issuance of common stock	—	—	3	—	—	—	11	—	—	(8)	3
Decrease in notes receivable from shareholders	—	—	—	—	—	—	—	161	—	—	161
Net loss	—	—	—	—	—	—	—	—	—	(20,791)	(20,791)	$(20,791)
Other comprehensive income	—	—	—	—	—	—	—	—	169		169	169

Balance, August 31, 2004	2,135	2	8,603	8	1,170	1	6,593	—	(1,706)	(51,769)	(46,871)	(20,622)
Repurchase of common stock	—	—	(19)	—	—	—	(105)	—	—	—	(105)
Net loss	—	—	—	—	—	—	—	—	—	(11,553)	(11,553)	(11,553)
Other comprehensive income	—	—	—	—	—	—	—	—	775	—	775	775

Balance, August 31, 2005	2,135	2	8,584	8	1,170	1	6,488	—	(931)	(63,322)	(57,754)	(10,778)
Issuance of common stock	—	—	42	—	—	—	26	—	—	—	26
Net loss	—	—	—	—	—	—	—	—	—	(28,766)	(28,766)	(16,832)
Other comprehensive income	—	—	—	—	—	—	—	—	633	—	633	633

Balance, August 31, 2006	2,135	$2	8,626	$8	1,170	$1	$6,514	$—	$(298)	$(92,088)	$(85,861)	$(16,199)

The accompanying notes are an integral part of these consolidated financial statements.

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
1. Summary of significant accounting policies:
Nature of operations:
Portola Packaging, Inc. and Subsidiaries (the “Company” or “PPI” or “Portola”) designs, manufactures and markets tamper–evident plastic closures and related equipment used for packaging applications in dairy, fruit juice, bottled water, sport drinks, institutional foods and other non–carbonated beverage products. The Company’s Canadian subsidiary also designs, manufactures and markets a wide variety of plastic bottles for use in the dairy, fruit juice and bottled water industries. The Company’s Mexican and United Kingdom subsidiaries also manufacture five–gallon polycarbonate water bottles. The Company has production facilities throughout the United States, Canada, the United Kingdom, the Czech Republic, Mexico and China. The Company also has facilities in the United States and Europe through joint venture agreements. In addition, the Company entered the cosmetics, fragrance and toiletries (“CFT”) market with the acquisition of Tech Industries, which was subsequently renamed Portola Tech International (“PTI”) (Note 2).
Principles of consolidation:
The consolidated financial statements of the Company include the financial statements of Portola Packaging, Inc. and all of its subsidiaries. Joint venture investments are accounted for by the equity method. All material intercompany accounts and transactions between consolidated entities have been eliminated.
Revenue recognition:
The Company recognizes revenue upon shipment of our products when persuasive evidence of an arrangement exists with fixed pricing and collectibility is reasonably assured. Our general conditions of sale explicitly state that the delivery of our products is F.O.B. shipping point and that title and all risks of loss and damages pass to the buyer upon delivery of the sold products to the common carrier. All shipping and handling fees billed to customers are classified as revenue and the corresponding costs are recognized in cost of goods sold.
Cash equivalents:
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Included in cash equivalents is restricted cash of $100 for health insurance claims.
Accounts receivable and allowance for doubtful accounts:
Trade accounts receivable are recorded at the invoice amount and do not bear interest. The Company provides credit to its customers in the normal course of business, performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The allowance for doubtful accounts related to trade receivables is determined based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, an evaluation of specific accounts is conducted when information is available indicating that a customer may not be able to meet its financial obligations. Judgments are made in these specific cases based on available facts and circumstances, and a specific reserve for that customer may be recorded to reduce the receivable to the amount that is expected to be collected. These specific reserves are re–evaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on historical collection and write–off experience. The collectibility of trade receivables could be significantly reduced if default rates are greater than expected or if an unexpected material adverse change occurs in a major customer’s ability to meet its financial obligations.

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
Inventories:
Cap, bottle and CFT related inventories are stated at the lower of cost (first–in, first–out method) or market and equipment related inventories are stated at the lower of cost (average cost method) or market.
Property, plant and equipment:
Property, plant and equipment are stated at cost and depreciated on a straight–line basis over their estimated useful lives. The cost of maintenance and repairs is expensed as incurred. Leasehold improvements are amortized on a straight–line basis over their useful lives or the lease term, whichever is shorter. When assets are disposed of, the cost and related accumulated depreciation are removed and the resulting gains or losses are included in the results of operations. During fiscal year 2006, the Company had no capitalized interest related to construction in progress projects.
Intangible assets:
Patents, licenses, technology, trademarks, certain tradenames, covenants not–to–compete and customer lists are valued at cost and are amortized on a straight–line basis over the lesser of their remaining useful or contractual lives (generally two to sixteen years). Goodwill, representing the excess of cost over the net tangible and identifiable intangible assets, recorded in connection with acquisitions by the Company is not amortized, but is tested for impairment annually, in the fourth quarter. During the fourth quarter of fiscal 2006, the Company measured goodwill by operating unit and reviewed for impairment by utilizing the EBITDA multiplier methodology for United States – Closures, Blow Mold Technology, Mexico, and the United Kingdom, and used the discounted cash flows methodology for United States – CFT. Based on this review, the Company has recorded an impairment loss of $1,154 for Mexico and $16,697 for the United States – CFT. The impairment test for the non-amortizable intangible assets other than goodwill consisted of a comparison of the estimated fair value with carrying amounts. The value of the trademark and tradename was measured using the relief-from-royalty method. The Company plans to test these assets annually as of August 31 or more frequently if events or changes in circumstances indicate that the assets might be impaired.
Debt issuance costs:
Debt issuance costs are amortized using the straight–line method over the term of the related loans; this method approximates the interest method.
Research and development expenditures:
Research and development expenditures are charged to operations as incurred.
Income taxes:
The Company accounts for income taxes under the liability method, which requires that deferred taxes be computed annually on an asset and liability basis and adjusted when new tax laws or rates are enacted. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets when it is determined more likely than not that the amount will not be realized.
Accounting for stock–based compensation:
At August 31, 2006, the Company had several stock-based compensation plans (Note 11). The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees, and related Interpretations.” The Company has adopted the disclosure–only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock–Based Compensation.” Accordingly, no compensation expense has been recognized for the Company’s stock plans. Had compensation expense for the stock plans been determined based on the fair value at the grant date for options granted in fiscal 2006, 2005 and 2004 consistent with the provisions of SFAS No. 123, the pro forma net loss would have been reported as follows:

	2006	2005	2004

Net loss as reported	$(28,766)	$(11,553)	$(20,791)
Deduct total compensation cost deferred under fair value based method for all awards, net of tax	352	251	228

Net loss—pro forma	$(29,118)	$(11,804)	$(21,019)

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
These pro forma results are not necessarily representative of the effects on reported net income (loss) for future years.
Concentrations of credit risk and other risks and uncertainties:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company’s cash and cash equivalents are concentrated primarily in several United States banks, as well as in banks in Canada, Mexico, China, the Czech Republic and the United Kingdom. At times, such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company’s financial instruments are financially sound and, accordingly, minimal credit risk exists with respect to these financial instruments.
The Company’s products are principally sold to entities in the beverage and food industries in the United States, Canada, the United Kingdom, Mexico, China, Australia, New Zealand and throughout Europe. Ongoing credit evaluations of customers’ financial condition are performed and collateral is not required. The Company maintains reserves for potential credit losses, which, on a historical basis, have not been significant. There were no customers that accounted for 10% or more of sales for fiscal 2005 or 2004. During fiscal 2006, one Canadian customer, Saputo, accounted for approximately 10% of sales and 5.6% of accounts receivables at August 31, 2006.
The majority of the Company’s products are molded from various plastic resins, which comprise a significant portion of the Company’s cost of sales. These resins are subject to substantial price fluctuations, resulting from shortages in supply, changes in prices in petrochemical products and other factors. During the past three years, the Company incurred increases in resin prices. The Company passes the majority of these increases on to its customers depending upon the competitive environment and contractual terms for customers with contracts. Significant increases in resin prices coupled with an inability to promptly pass such increases on to customers could have a material adverse impact on the Company. Resin price increases had a negative impact on the Company during the last three years.
Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Foreign currency translation:
The Company’s foreign subsidiaries use the local currency as their functional currency. Assets and liabilities are translated at year end exchange rates. Items of income and expense are translated at average exchange rates for the relevant period. Translation gains and losses are not included in determining net income (loss) but are accumulated as a separate component of shareholders’ equity (deficit). Gains (losses) arising from foreign currency transactions and the revaluation of certain intercompany debt are included in determining net income (loss). Gains arising from foreign currency transactions and the revaluation of certain intercompany debt for fiscal 2006, 2005 and 2004 totaled $1,444, $1,523 and $968, respectively. To date, the Company has not entered into any foreign currency forward exchange contracts or other derivative financial instruments relative to foreign currency exchange rates. In addition, the Company has two guarantee agreements in Eurodollars that were valued using a conversion rate as of August 31, 2006.
Carrying value of long–lived assets:
Long–lived assets, including property, plant and equipment and other intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future cash flows is less than book value. Based on an appraisal from a third party and management’s assessment of the carrying values of such long–lived assets, the Company identified the facility in

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
Sumter, South Carolina would not be utilized in the near term and recognized an impairment charge of $1,120 on the building during fiscal 2004. No impairment charge was recognized during fiscal 2005 or 2006.
Fair value of financial instruments:
Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts payable and other liabilities, approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of long–term debt except for the 8 1/4% Senior Notes due 2012, approximates fair value. The fair value of the Senior Notes was estimated to be approximately $152,550 as of August 31, 2006 (Note 8).
Recent accounting pronouncements:
In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), Inventory Costs, an amendment of Accounting Research Bulletin No. 43 (“ARB” No. 43), Chapter 4. This Statement amends the guidance in ARB No. 43 Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, excessive spoilage, double freight, handling costs, and wasted material (spoilage). The provisions of this Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company’s adoption of SFAS 151 had no impact on its financial position, results of operations or cash flows.
In December 2004, the FASB issued Statement No. 123(R), Shared-Based Payment. Statement No. 123(R) requires the measurement of all employee stock-based compensation awards using a fair value method as of the grant date and recording such expense in the consolidated financial statements. In addition, the adoption of Statement No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. Statement No. 123(R) is effective for annual periods beginning after December 15, 2005. In November 2005, the FASB issued Staff Position No. 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards, which provides an alternative (and simplified) method to calculate the pool of excess income tax benefits upon the adoption of Statement No. 123(R). The Company has adopted Statement No. 123(R) for fiscal 2007. The adoption of Statement No. 123(R)will not have a material effect on the financial statements.
In December 2004, the FASB issued Statement No. 153, Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29. Statement No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company’s adoption of Statement No. 153 had no impact on its financial position, results of operations or cash flows.
In December 2004, the FASB issued FASB Staff Position No. FAS 109-1 (“FSP 109-1”), Application of FASB Statement No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the ‘American Jobs Creation Act of 2004.’ The American Jobs Creation Act of 2004 introduces a special 9% tax deduction on qualified production activities. FSP 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with FASB Statement No. 109. The Company’s adoption of FSP 109-1 had no impact on its financial position, results of operations or cash flows.
In December 2004, the FASB issued FASB Staff Position No. FAS 109-2 (“FSP FAS 109-2”), Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004. The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-2 provides accounting and disclosure guidance for the repatriation provision. The Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 nor the FASB Staff Position had a material impact on the Company’s financial condition or results of operations.

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
In February 2005, the FASB issued Emerging Issues Task Force (EITF) No. 04-10, “Determining Whether to Aggregate Segments That Do Not Meet the Quantitative Thresholds.” This statement clarifies the aggregation criteria of operating segments as defined in FASB Statement No. 131. The effective date of this statement is for fiscal years ending after September 15, 2005. The Company believes that its current segment reporting complies with EITF No. 04-10.
In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143 (“FIN 47”), which addresses the financial accounting and reporting obligations associated with the conditional retirement of tangible long-lived assets and the associated asset retirement costs. FIN 47 requires that, when the obligation to perform an asset retirement activity is unconditional, and the timing and/or the method of settlement of the obligation is conditional on a future event, companies must recognize a liability for the fair value of the conditional asset retirement if the fair value of the liability can be reasonably estimated. The requirements of FIN 47 are effective for fiscal periods ending after December 15, 2005. The Company adopted FIN 47 in the fourth quarter of fiscal 2006. The adoption of FIN 47 did not have a material effect on the financial statements.
In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections.” This statement replaces APB 20 cumulative effect accounting with retroactive restatement of comparative financial statements. It applies to all voluntary changes in accounting principle and defines “retrospective application” to differentiate it from restatements due to incorrect accounting. The provisions of this statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe the adoption of Statement No. 154 will have a significant impact on its financial position, results of operations or cash flows.
In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No.109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company will be required to adopt this interpretation in the first quarter of fiscal year 2008. The Company is currently evaluating the requirements of FIN No. 48.
In September 2006, the FASB issued SFAS No. 157, “Accounting for Fair Value Measurements.” SFAS No. 157 defines fair value, and establishes a framework for measuring fair value in accordance with generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. SFAS No. 157 is effective for the Company for financial statements issued subsequent to November 15, 2007. The Company is currently evaluating the requirements of SFAS No. 157.
In September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company is currently evaluating the requirement of SFAS No. 158.
     In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. The guidance in SAB No. 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. We are currently evaluating the requirements of SAB No. 108.

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
2. New business activity:
Acquisition of assets:
In March 2004, the Company purchased certain machinery and equipment for production of dairy closures, together with certain inventory and accounts receivable from a producer of 38mm plastic closures for the dairy market in the United Kingdom. The purchase price was approximately $4,117 using a U.S. dollar to British pound exchange rate of 1.83. This machinery and equipment has been utilized primarily in the U.K. and, to a lesser extent, in other Portola facilities outside of the U.K.
Acquisition of Tech Industries:
On September 19, 2003, the Company acquired all of the issued and outstanding capital stock of Tech Industries, Inc., and in concurrent transactions, Tech Industries, Inc. acquired all of the issued and outstanding stock of Tech Industries U.K. Ltd. and certain land, buildings and fixtures leased and used by Tech Industries Inc. in its manufacturing operations (collectively “Tech Industries”). The Company paid cash of approximately $35,686 from borrowings under its credit facility to purchase Tech Industries. A final working capital adjustment of $231 was paid in November 2003. There are no other contingent payments due. Tech Industries is a manufacturer of plastic closures and containers for the CFT industries. Tech Industries (now PTI) is a wholly owned subsidiary of PPI and is designated as a restricted subsidiary under the indenture relating to the Company’s 8 1/4% Senior Notes due 2012 and senior secured credit facility (For additional information, see Notes 8 and 17).
The acquisition of Tech Industries was accounted for using the purchase method of accounting pursuant to which the purchase price at closing was allocated to the tangible and intangible assets and liabilities assumed based on their estimated fair values. The purchase price allocation was made based upon independent valuations. The operating results of Tech Industries have been included in PPI’s consolidated financial statements since September 19, 2003.
Goodwill in the amount of $9,163 was assigned to United States – CFT segment and the total amount of goodwill is expected to be deductible for tax purposes.
The following represents the allocation of the purchase price of $35,917 plus $633 in transaction costs.

Intangible asset—trademark and trade name(indefinite life)	$5,000
Intangible asset—website(5 year weighted average useful life)	400
Intangible asset—customer relationships(20 year weighted average useful life)	2,600
Intangible asset — covenants not-to-compete(5 year weighted average useful life)	374
Property, plant and equipment	12,468
Goodwill	9,163
Current assets acquired	9,058
Current liabilities assumed	(2,513)

Total purchase price	$36,550

The following presents unaudited pro forma information assuming that the Tech Industries acquisition had occurred at the beginning of fiscal 2004:

Year Ended August 31,	2004

Pro forma sales	$244,610
Pro forma net loss	$(20,773)
On September 19, 2003, the Company entered into an amendment to its amended and restated senior secured credit facility, increasing the availability under the credit facility to $54,000 in connection with its purchase of Tech Industries, subject to a borrowing base and covenants similar to those in the amended and restated senior secured credit facility existing at August 31, 2003 (Note 8).

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
Other:
On September 1, 2004, the Company formed a wholly owned subsidiary, Portola Packaging (ANZ) Limited, under the laws of New Zealand. Portola ANZ was formed to manage sales of the Company’s products in New Zealand and Australia and to facilitate the growth of operations in the region.
3. Other comprehensive loss (income):
Other comprehensive loss (income) consisted of cumulative foreign currency translation adjustments of $(633), $(775) and $(169) for fiscal 2006, 2005 and 2004, respectively.
4. Restructuring:
The Company incurred restructuring costs of $840, primarily relating to its U.S. Closures and other segments, during fiscal 2006 related to selling, general and administrative areas primarily in the corporate division and in various manufacturing divisions throughout the Company including PTI, Mexico, U.K., United States –Closures and Other. The amount of restructuring costs the Company incurred in fiscal 2006 approximated the amount that the Company was expecting to incur. The Company is not expecting to incur any restructuring expenses related to this plan in the future.
At August 31, 2006, accrued restructuring cost amounted to $15 for employee severance costs. As of August 31, 2006, approximately $1,928 had been charged against the restructuring reserve for employee severance costs. Management anticipates the accrual balance will be paid within twelve months from year end.
The following table represents the activity in the restructuring reserve by segment for the fiscal year ended August 31, 2006:

	August 31,			August 31,			August 31,
	2004			2005			2006
	Balance	Provision	Cost Paid	Balance	Provision	Cost Paid	Balance

United States — Closures & Corporate	$1,308	$1,406	$(1,905)	$809	$304	$(1,098)	$15
United States — CFT	—	301	(276)	25	—	(25)	—
Blow Mold Technology	23	253	(137)	139	95	(234)	—
Mexico	—	128	(128)	—	46	(46)	—
United Kingdom	—	82	(82)	—	88	(88)	—
Other	60	301	(231)	130	307	(437)	—

Total	$1,391	$2,471	$(2,759)	$1,103	$840	$(1,928)	$15

The Company incurred restructuring costs of $2,471, primarily relating to its U.S. Closures segment, during fiscal 2005 related to selling, general and administrative areas primarily in the corporate division and in various manufacturing divisions throughout the Company including PTI, Mexico, U.K., United States – Closures and Other. The amount of restructuring costs the Company incurred in fiscal 2005 approximated the amount that the Company was expecting to incur. The Company is not expecting to incur any restructuring expenses related to this plan in the future. At August 31, 2005, accrued restructuring cost amounted to $1,103 for employee severance costs. As of August 31, 2005, approximately $2,759 had been charged against the restructuring reserve for employee severance costs. Management anticipated the majority of the accrual balance to be paid within twelve months from year end.
The Company incurred restructuring costs of $3,809, primarily relating to its U.S. Closures segment, during fiscal 2004 related to the closing and relocation of three plants in San Jose and Chino, California and Sumter, South Carolina, as well as a reduction of work force in the research and development and selling, general and administrative staffs. At August 31, 2004, accrued restructuring costs amounted to $1,391 for employee severance costs. As of August 31, 2004, approximately $2,684 had been charged against the restructuring reserve for the employee severance costs. The operations from the two California plants have been relocated to a new facility located in Tolleson, Arizona, a suburb of Phoenix. The Company entered into a fifteen-year lease commencing December 1, 2003 for the Tolleson, Arizona facility. During the third quarter of fiscal 2004, the Company completed the sale of its manufacturing facility in Chino, California at a net sales price of $3,300 and recognized a gain of $1,000. In July 2004, the Company also completed the sale of its manufacturing facility in San Jose,

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
California at a net sales price of approximately $3,200 and recognized a gain of $600 in the fourth quarter of fiscal 2004. The operations from the South Carolina plant have been relocated primarily to the Company’s existing facility in Kingsport, Tennessee as well as to other facilities within the Company. In connection with the relocation, the Company identified that the Sumter, South Carolina facility would not be utilized in the near term and recognized an impairment charge of $1,120 on this building in the fourth quarter of fiscal 2004.
5. Inventories:

August 31,	2006	2005

Raw materials	$12,546	$9,872
Work in process	1,154	656
Finished goods	9,236	9,943

Total Inventory	22,936	20,471
Less: Inventory reserve	(1,409)	(1,228)

Inventory — net	$21,527	$19,243

6. Property, plant and equipment:

August 31,	2006	2005

Assets (asset lives in years):
Buildings and land (35)	$10,551	$13,875
Machinery and equipment (5–10)	185,511	173,044
Leasehold improvements (10–20)	11,697	10,835

	207,759	197,754
Less accumulated depreciation	(135,636)	(120,621)

	$72,123	$77,133

Depreciation expense charged to operations was $14,888, $14,749 and $17,000 for fiscal 2006, 2005 and 2004, respectively.
During the fourth quarter of fiscal 2004, the Company identified that the Sumter, South Carolina facility would not be utilized in the near term and recognized an asset impairment loss of $1,120 related to this building based on a real estate appraisal performed by a third party. As part of its restructuring plan in fiscal 2004, the Company closed its Sumter, South Carolina plant and moved the operations primarily to its Kingsport, Tennessee plant.
On November 9, 2005, the Company sold the remaining building and land at its San Jose, California location for proceeds of $2,139 which resulted in a gain on sale of $366. Also, during the first quarter ended November 30, 2005, the Company disposed of equipment in its closed Sumter, South Carolina facility resulting in a loss of $148. On December 28, 2005, the Company sold its facility in Sumter, South Carolina for $904 which resulted in a gain on sale of $54. On January 13, 2006, the Company sold its facility located at 84 Fairmont Avenue, Woonsocket, Rhode Island for $1,084 which resulted in a gain on sale of $532, including a reduction in the gain of $28 during the third quarter due to the early termination of the leaseback transactions. The Company had sales of other assets that resulted in a gain of $117 for the year ended August 31, 2006 on proceeds of $299.

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
7. Goodwill and intangible assets:
The following table represents the activity in goodwill by segment for the fiscal year ended August 31, 2006:

			Foreign			Foreign
	August 31,		Currency	August 31,		Currency	August 31,
	2004 Balance	Impairment	Translation	2005 Balance	Impairment	Translation	2006 Balance

United States — Closures	$5,918	$—	$—	$5,918	$—	$—	$5,918
United States — CFT	9,163	—	—	9,163	(9,163)	—	—
Blow Mold Technology	3,392	—	358	3,750	—	282	4,032
Mexico	1,267	—	(107)	1,160	(1,155)	(5)	—
Other	85	—	—	85	—	—	85

Total Consolidated	$19,825	$—	$251	$20,076	$(10,318)	$277	$10,035

Effective September 1, 2001, the Company adopted SFAS No. 142 for existing goodwill and other identifiable assets and performs its annual test at August 31st each year. The Company uses a two step approach when testing for impairment based on the EBITDA methodology. The Company will perform the calculation by using actual EBITDA and the plan EBITDA for the next fiscal year. Based on these two calculations the Company will review to determine if the assets are impaired. During the fourth quarter of fiscal 2006, the Company measured goodwill by operating unit and reviewed for impairment by utilizing the EBITDA multiplier methodology for United States – Closures, Blow Mold Technology, Mexico, and Other, and used the discounted cash flows methodology for United States – CFT. Based on this review, the Company recorded an impairment loss during fiscal 2006 of $16,697 for United States – CFT and $1,154 for Mexico.
The components of the Company’s intangible assets are as follows:

	August 31, 2006		August 31, 2005
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization

Amortizable intangible assets:
Patents	$9,688	$(8,414)	$9,659	$(8,070)
Debt issuance costs	11,903	(4,996)	11,817	(3,347)
Customer relationships	2,600	(2,600)	2,600	(253)
Covenants not–to–compete	829	(829)	829	(571)
Technology	400	(400)	400	(156)
Other	1,718	(652)	714	(464)

Total amortizable intangible assets	27,138	(17,891)	26,019	(12,861)

Non-amortizable intangible assets:
Trademarks and tradename	5,000	(5,000)	5,000	—

Total intangible assets	$32,138	$(22,891)	$31,019	$(12,861)

The gross carrying amounts and accumulated amortization may fluctuate between periods due to foreign currency translation. In addition, amortization expense for the net carrying amount of intangible assets, including debt issuance costs, at August 31, 2006 was $2,460 for fiscal 2006 and is estimated to be $2,275 for fiscal 2007, $2,127 in fiscal 2008, $1,660 in fiscal 2009, $1,483 in fiscal 2010, $1,482 in fiscal 2011 and $2,753 in the remaining fiscal years thereafter.
8. Debt:
Debt:

August 31,	2006	2005

Senior notes	$180,000	$180,000
Senior revolving credit facility	24,901	23,845
Capital lease obligations	—	10
Other	87	122

	204,988	203,977
Less: Current portion long–term debt	(30)	(44)

	$204,958	$203,933

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
Senior Notes:
On October 2, 1995, the Company completed an offering of $110,000 in aggregate principal amount of 10.75% Senior Notes that were due October 1, 2005 (the “10.75% Senior Notes”). Interest payments of approximately $5,913 were paid semi-annually on April 1 and October 1 of each year, commencing on April 1, 1996. The Company redeemed all of these 10.75% Senior Notes in February 2004. On January 23, 2004, the Company completed an offering of $180,000 in aggregate principal amount of Senior Notes that mature on February 1, 2012 and bear interest at 8 1/4% per annum (the “8 1/4% Senior Notes” or “Senior Notes”). Interest payments of $7,425 are due semi-annually on February 1 and August 1 of each year. Interest began accruing January 23, 2004 and the first interest payment date commenced on August 1, 2004. The Senior Notes indenture contains covenants and provisions that restrict, among other things, the Company’s ability to: (i) incur additional indebtedness or issue preferred stock, (ii) incur liens on its property, (iii) make investments, (iv) enter into guarantees and other contingent obligations, (v) merge or consolidate with or acquire another person or engage in other fundamental changes, (vi) engage in certain sales of assets and subsidiary stock, (vii) engage in certain transactions with affiliates, (viii) engage in sale/leaseback transactions (ix) engage in any business other than a related business, (x) make restricted payments and (xi) declare or pay dividends.
The following table sets forth the uses of funds in connection with the $180,000 Senior Notes offering:

Redemption of 10.75% Senior Notes due 2005	$110,000
Payment of accrued interest on 10.75% Senior Notes due 2005	4,664
Pay down of senior secured credit facility	36,729

151,393

Warrant redemption and distribution on February 23, 2004	10,659
Warrant redemption and distribution on May 4, 2004	1,453
Potential stock tender and distribution to be paid on or after January 15, 2005	7,888

20,000

Transaction fees and expenses for Senior Notes and credit facility	8,607

$180,000

Senior revolving credit facility:
Concurrently with the offering of $110,000 in aggregate principal amount of 10.75% Senior Notes in October 1995, the Company entered into a five-year senior revolving credit facility of up to $35,000. On September 29, 2000, the Company entered into a new four-year amended and restated senior secured credit facility for operating purposes in the amount of $50,000 subject to a borrowing base of eligible receivables and inventory, plus property, plant and equipment, net, which served as collateral for the line. The credit facility, which was due to expire on August 31, 2004, contained covenants and provisions that restricted, among other things, the Company’s ability to: (i) incur additional indebtedness, (ii) incur liens on its property, (iii) make investments, (iv) enter into guarantees and other contingent obligations, (v) merge or consolidate with or acquire another person or engage in other fundamental changes, or in certain sales of assets, (vi) engage in certain transactions with affiliates, (vii) make restricted junior payments and (viii) declare or pay dividends. An unused fee was payable on the facility based on the total commitment amount less the balance outstanding at the rate of 0.35% per annum. In addition, interest payable was based on, at the Company’s election, either the Bank Prime Loan rate plus 1.00% or the LIBOR Loan rate plus 2.50% determined by a pricing table based on total indebtedness to EBITDA.
On September 19, 2003, the Company entered into a consent and first amendment to the amended and restated senior secured credit facility in connection with the Company’s purchase of Tech Industries, Inc., increasing the amount available under the credit facility to $54,000, subject to a borrowing base and covenants similar to those in the amended and restated senior secured credit facility existing at August 31, 2003. An unused fee was payable on the facility based on the total commitment amount less the average daily aggregate amount of outstanding liability, at the rate of 0.50% per annum. Interest payable was based on, at the Company’s election, either the Bank Prime Loan rate plus 1.00% or the LIBOR loan rate plus 2.50%.
Concurrently with the offering of $180,000 in aggregate principal amount of 8 1/4% Senior Notes on January 23, 2004, the Company entered into an amended and restated five-year senior revolving credit facility of up to $50,000, maturing on January 23, 2009. The Company entered into an amendment to this senior secured credit facility on

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
May 21, 2004 and a limited waiver and second amendment to this senior secured credit facility on November 24, 2004 (the “November 24 Amendment”), a fifth amendment to the senior secured credit facility on April 4, 2005 (the “April 4 Amendment”), a sixth amendment to the senior secured credit facility on May 2, 2005 (the “May 2 Amendment”), a seventh amendment to the senior secured credit facility on June 21, 2005 (the “June 21 Amendment”), an eighth amendment to the senior secured credit facility on June 29, 2006 (the “June 29 Amendment”) and a ninth amendment to the senior secured credit facility on October 19, 2006 (the “October 19 Amendment”) (see Subsequent Events, Note 18, for information on the 9th Amendment of the senior secured credit facility increasing the loan limit to $60,000 and other changes). The amended and restated credit facility contains covenants and provisions that restrict, among other things, the Company’s ability to: (i) redeem warrants and repurchase stock, except during the first year, (ii) incur additional indebtedness, (iii) incur liens on its property, (iv) make investments, (v) enter into guarantees and other contingent obligations, (vi) merge or consolidate with or acquire another person or engage in other fundamental changes, or in certain sales of assets, (vii) engage in certain transactions with affiliates, (viii) make restricted junior payments and (ix) declare or pay dividends. The June 21 Amendment, which superseded the April 4 Amendment and the May 2 Amendment and their covenants, revised the credit agreement as follows: (a) the borrowing base calculation is based on the product of trailing 12 month restricted EBITDA and a leverage multiple of 2.5 less any outstanding senior indebtedness, which excludes senior indebtedness evidenced by the Senior Notes and any guaranties thereof and excluding any fees, liabilities or other obligations payable with respect to such senior indebtedness, (b) the Company is required to maintain EBITDA for any 12-month period ending on the last day of each fiscal month, commencing with the fiscal month ending May 31, 2005, of at least $17,500, (c) the Company no longer is required to maintain a minimum borrowing availability amount and (d) the amount the Company can invest in certain specified subsidiaries was increased from $6,700 to $8,500. The Company was in compliance with the covenants of the senior secured credit facility at August 31, 2006. The June 21 Amendment also eliminated the fixed charge coverage and senior leverage ratios. The Company’s future compliance with the amended covenants is dependent upon the Company achieving its projected operating results in fiscal 2006 and beyond. The June 29 Amendment allows a maximum of $7,000 to be added back to EBITDA for the Blackhawk Molding Company, Inc. litigation settlement. The October 19 Amendment increases the maximum loan limit under the credit facility from $50,000 to $60,000, with the amount in excess of $50,000 being based on the Company’s working capital/fixed asset borrowing base calculation. The October 19 Amendment also increases the amount of capital expenditures the Company is able to make each fiscal year from $13,500 to $16,500. The Company believes that it will attain its projected results and that it will be in compliance with the covenants throughout fiscal 2006 and beyond. However, if the Company does not achieve these projected results and all outstanding borrowings become immediately due and payable, the Company’s liquidity would be negatively affected. An unused fee is payable on the facility based on the total commitment amount less the average daily aggregate amount of outstanding liability, at the rate of 0.50% per annum. In addition, interest payable is based on, at the Company’s election, either the Bank Prime Loan rate plus 1.50% or the LIBOR loan rate plus 3.00% determined by a pricing table based on the outstanding credit facility balance. At August 31, 2006, the Bank Prime Loan rate and the LIBOR Loan rate were 8.25% and 5.45%, respectively. At August 31, 2006, the Company had approximately $21,058 available for borrowing under the credit facility under the borrowing base formula described above.
Capital lease obligations:
The Company acquired certain machinery and office equipment under noncancelable capital leases. Property, plant and equipment includes the following items held under capital lease obligations:

August 31,	2006	2005

Equipment	$1,152	$1,152
Less accumulated depreciation	(663)	(545)

	$489	$607

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
Aggregate maturities of long–term debt:
The aggregate maturities of long–term debt as of August 31, 2006 were as follows:

Fiscal years ending August 31,
2007	$30
2008	25
2009	24,924
2010	9
2011	—
Thereafter	180,000

$204,988

9. Commitments and contingencies:
Legal:
On May 31, 2006, the Company and Blackhawk Molding Co., Inc. (“Blackhawk”) settled a patent infringement claim by the Company agreeing to pay Blackhawk $4,000 on June 30, 2006, $500 per quarter for four quarters thereafter and $250 for the following four quarters. The Company has ample cash flow from operations and lines of credit to make these payments.
In the normal course of business, the Company is subject to various legal proceedings and claims. Based on the facts currently available, management believes that the ultimate amount of liability for any such pending actions in the ordinary course of business will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.
Commitments and contingencies:
The Company leases certain office, production and warehouse facilities under operating lease agreements expiring on various dates through 2021 and with various terms. Most of these agreements require the Company to pay an initial base rent for a certain period of time, with escalation based on a fixed amount or a percentage tied to an economic index. The Company calculates its lease obligation, including the escalation, and recognizes the rent expense on a straight-line basis over the lease term. Under the terms of the facilities’ leases, the Company is responsible for common area maintenance expenses, which include taxes, insurance, repairs and other operating costs.
At August 31, 2006, future minimum rental commitments under agreements with terms in excess of twelve months were as follows:

Fiscal years ending August 31,

2007	$3,797
2008	3,528
2009	3,460
2010	3,312
2011	3,013
Thereafter	13,530

$30,640

Rent expense for fiscal 2006, 2005 and 2004 totaled $4,058, $4,436 and $4,469, respectively.
10. Redeemable warrants:
The Company had two outstanding warrants to purchase shares of its Class A Common Stock, each redeemable at the option of the holder upon 60 days’ prior written notice to the Company. These warrants were redeemable through June 30, 2004 and June 30, 2008, respectively. The redemption prices of the warrants were based on the higher of the price per share of the Company’s common stock or an amount computed under formulas in the warrant agreements. Following the offering of $180,000 in aggregate principal amount of its 8 1/4% Senior Notes due 2012 on January 23, 2004, the Company offered to repurchase both of the warrants. During February 2004, one warrant holder agreed to the Company’s repurchase of 2,052,526 shares of its Class A Common Stock into which the warrant was convertible at a net purchase price of $5.19 1/3 per share. This new price was based upon a price per share of common stock of $5.80 that was agreed to with the holder, minus the warrant exercise price of 60-2/3 cents for each share of Class A Common Stock. The aggregate warrant repurchase price was $10,659 and the funds were

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
paid on February 23, 2004. The Company recognized a loss of $1,639 on the transaction during the second quarter of fiscal 2004 due to having increased the deemed price of its common stock from $5.00 per share to $5.80 per share as agreed with the warrant holder. During March 2004, the second warrant holder agreed to the Company’s repurchase of 440,215 shares of its Class A Common Stock into which the warrant was convertible at a net repurchase price of $3.30 per share. This new price was based upon an agreed price per share of common stock of $5.80, minus the warrant exercise price of $2.50 for each share of Class A Common Stock. The aggregate warrant repurchase price was $1,453 and the funds were paid on May 4, 2004. The Company recognized a loss of $228 on the transaction during the second quarter of fiscal 2004 due to having increased the deemed price of its common stock from $5.00 per share to the agreed-upon price of $5.80 per share. Prior to the redemption of the warrants, the carrying value of the warrants totaled $10,245, which represented the estimated fair value of the instruments as determined by the Company’s management using the Black-Scholes pricing model. Prior to the redemption and in accordance with EITF Issue 00–19, changes in the price of the warrants of $57 was recognized as interest income during fiscal 2004.
11. Shareholders’ equity (deficit):
Class A and B common stock:
The Company has authorized 5,203,000 shares of Class A Common Stock, the holders of which are not entitled to elect members of the Board of Directors. In the event of an aggregate public offering exceeding $10,000, the Class A Common Stock and Class B, Series 2, Common Stock will automatically convert into Class B, Series 1 Common Stock, based on a one to one ratio. The holders of the Class B Common Stock have the right to elect members of the Board of Directors, with the holders of Series 1 having one vote per share, and the holders of Series 2 having a number of votes equal to the number of shares into which the Series 2 shares are convertible into Series 1 shares.
In the event of a liquidation or dissolution in which the value of the Company is less than $1.75 per share of common stock, the holders of Class B, Series 2 will receive 60% of the proceeds until they have received $1.75 per share. All other amounts available for distribution shall be distributed to the Class B, Series 1 and Series 2 holders pro rata based on the number of shares outstanding. If the value of the Company is greater than or equal to $1.75 per share, the holders of all classes of Common Stock are entitled to a pro rata distribution based on the number of shares outstanding.
The Company is required to reserve shares of Class B, Series 1 Common Stock for the conversion of Class A Common Stock and Class B, Series 2 Common Stock into Class B, Series 1 Common Stock.
2002 stock option plan:
The Company’s 2002 Stock Option Plan (the “2002 Plan”) was adopted by the Company’s Board of Directors in December 2001 and by the Company’s stockholders in January 2002. A total of 5,000,000 shares of Class B Common Stock, Series 1 have been reserved for issuance under the 2002 Plan. Options may be granted under the 2002 Plan to employees, officers, directors, consultants and other independent contractors and service providers of the Company, or of any subsidiary or parent of the Company. Options granted under the 2002 Plan may be incentive stock options within the meaning of Section 422 of the Code, or non–statutory options; however, only employees of the Company, or a parent or subsidiary of the Company, may be granted incentive options. Generally, options under the 2002 Plan expire ten years after the date of grant (or five years in the case of any option granted to a person holding more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary of the Company).
The exercise price of an option granted under the 2002 Plan may not be less than 85% with respect to a non–statutory option or 100% with respect to an incentive option of the fair market value of the Company’s Class B Common Stock, Series 1 on the date of grant, except that for an incentive option granted to a person holding more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company, the exercise price must be not less than 110% of such fair market value. Options generally become exercisable as to 20% of the shares one year after the vesting start date and an additional 5% of the shares for each full quarter thereafter that the optionee renders services to the Company.

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
The 2002 Plan may be administered by the Board of Directors or by a Compensation Committee appointed by the Board, which has discretion to select optionees and to establish the terms and conditions for the options, subject to the provisions of the 2002 Plan.
All stock option plans:
At August 31, 2006, the Company had reserved 2,866,200, 3,500,000 and 5,000,000 shares of Class B, Series 1 Common Stock for issuance under the Company’s 1988, 1994 and 2002 stock option plans, respectively. Under all three plans, stock options are granted by the Board of Directors at prices not less than 85% of fair market value of the Company’s Class B Common Stock, Series 1 at the date of grant for non–statutory options and not less than 100% of the fair market value of the Company’s Class B Common Stock, Series 1 at the date of grant for incentive options, except that for an incentive option granted to a person holding more than 10% of the total combined voting power of all classes of the Company or any parent or subsidiary of the Company, the exercise price must be not less than 110% of such fair market value.
Aggregate option activity is as follows:

		Options outstanding
	Available	Number of	Weighted average
	for grant	shares	exercise price

Balances, August 31, 2003	5,744,000	2,857,000	$4.99
Retirement of shares	—	—
Granted	—	—	—
Exercised	—	—	—
Canceled	505,000	(505,000)	$4.97

Balances, August 31, 2004	6,249,000	2,352,000	$4.99
Retirement of shares	—	—
Granted	(62,000)	62,000	$5.80
Exercised	—	—	—
Canceled	884,000	(998,000)	$4.92

Balances, August 31, 2005	7,071,000	1,416,000	$5.08
Retirement of shares	(3,341,000)	—
Granted	(1,800,000)	1,800,000	$0.69
Exercised	—	(42,000)	$0.62
Canceled	664,000	(664,000)	$5.10

Balances, August 31, 2006	2,594,000	2,510,000
At August 31, 2006, 2005 and 2004, vested options to purchase approximately 1,762,000, 1,227,000 and 2,016,000 shares, respectively, were unexercised.
Effective March 1, 2002, the Company cancelled 1,857,296 options outstanding under its 1994 Stock Option Plan, as amended, in connection with the tender by the holders of such options pursuant to a stock option exchange program conducted by the Company during February 2002. The options tendered for cancellation represented approximately 96% of the options eligible to participate in the stock option exchange program. Approximately seven months from the date of cancellation, new options were granted to persons eligible to participate in the Company’s stock option exchange program during fiscal 2003.
The following table summarizes information about fixed stock options outstanding at August 31, 2006:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise prices	outstanding	(years)	price	exercisable	price

$0.62	1,708,000	9.0	$0.62	977,000	$0.62
$3.19	50,000	10.0	$3.19	33,000	$3.19
$5.00	674,000	6.01	$5.00	674,000	$5.00
$5.25-$6.25	78,000	6.94	$5.70	78,000	$5.70

	2,510,000			1,762,000

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
The value of each option grant estimated at the date of grant using the Black–Scholes pricing model with the following weighted average assumptions for grants in fiscal 2006:

2006

Risk–Free Interest Rate	4.61%
Expected Life	5 years
Volatility	30%
Dividend Yield	—
Using the Black-Scholes option pricing model, the weighted average fair value per share of those options granted in fiscal 2006 and 2005 was $0.15 and $4.92, respectively. There were no grants made during fiscal 2004.
12. Employee benefit plans:
The Company maintains a defined contribution plan. To be eligible, employees of the Company must be 21 or older and not covered by a collective bargaining agreement. Eligible employees may begin to defer amounts the first of the month following the month of hire, but do not receive a match from the Company until they have completed one year of service. Employer matching contributions amounted to approximately $188, $230 and $242 for the years ended August 31, 2006, 2005 and 2004, respectively.
In fiscal 1996, the Board of Directors approved an Employee Stock Purchase Plan (the “ESPP”) under which 750,000 shares of Class B, Series 1 Common Stock have been reserved for issuance to employees meeting minimum employment criteria. The ESPP was terminated effective December 31, 2003. Employees were able to participate through payroll deductions in amounts related to their base compensation. The fair value of shares made available to any employee for purchase under the ESPP could not exceed $25 in any calendar year. The participant’s purchase price was 85% of the lower of the fair market value at the beginning or the end of the offering period. Shares purchased under the ESPP were issued by the Company once a year, at calendar year end. In fiscal 2004, 2,560 shares were issued to employees under the ESPP at an annual aggregate purchase price of $11. As of August 31, 2006, the Company had issued a total of 39,392 shares under the ESPP at an aggregate purchase price of $182. The Company did not recognize compensation expense related to the ESPP during fiscal 2005 and fiscal 2006.
13. Income taxes:
The source of income (loss) before tax expense:

	2006	2005	2004

Domestic loss before income taxes	$(31,258)	$(14,642)	$(25,714)
Foreign income before income taxes	6,015	6,818	6,116

(Loss) income before income taxes	$(25,243)	$(7,824)	$(19,598)

Income tax provision for fiscal 2006, 2005 and 2004 consisted of the following:

August 31,	2006	2005	2004

Current:
Federal	$—	$(222)	$(153)
State	—	(58)	(29)
Foreign	2,912	3,107	2,115

	2,912	2,827	1,933

Deferred:
Federal	334	667	(271)
State	—	—	1
Foreign	277	235	(470)

	611	902	(740)

	$3,523	$3,729	$1,193

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
The reconciliation setting forth the differences between the effective tax rate of the Company and the U.S. federal statutory tax rate is as follows:

Year ended August 31,	2006	2005	2004

Federal statutory rate (benefit)	(34.0)%	(34.0)%	(34.0)%
State taxes, net of federal income tax benefit	—	(0.1)	(1.2)
Effects of foreign operations	1.3	11.0	(2.5)
Nondeductible expenses	—	0.8	(1.1)
Change in valuation allowance	48.8	70.0	45.0
Other	(2.1)	—	(0.1)

Effective income tax rate	14.0%	47.7%	6.1%

Full valuation allowances have been established against net deferred tax assets in the Company’s domestic jurisdictions in 2006, 2005 and 2004. In addition, the Company had reversed a valuation allowance in fiscal 2004 that was provided in prior years for its China operations as China had taxable income in 2004 and had utilized a portion of its net operating loss in 2004. However in 2005, the Company reestablished the valuation allowance for China as China had a taxable loss in 2005 and the net operating loss started to expire in 2006. The Company also established a valuation allowance in fiscal 2005 for Czech and Mexico.
The components of the net deferred tax liabilities are as follows:

August 31,	2006	2005

Deferred tax assets:
Federal and state credits	$3,874	$3,207
Accounts receivable	235	342
Inventories	124	146
Intangible assets	8,556	1,790
Net operating loss—foreign	3,516	2,581
Net operating loss—domestic	24,390	19,339
Accrued liabilities and other	1,730	2,071

Total gross assets	42,425	29,476
Less: valuation allowance	(36,138)	(23,815)

Total assets	6,287	5,661

Deferred tax liabilities:
Property, plant and equipment	6,559	5,641
Non amortizing intangibles and goodwill	1,000	667

Total liabilities	7,559	6,308

Net deferred tax (assets) liabilities	$1,272	$647

At August 31, 2006, the Company had a net operating loss carryforward of approximately $68,660 available to offset future U.S. federal income taxes that expire on various dates through August 31, 2024.
14. Segment information:
The Company’s reportable operating businesses are organized primarily by geographic region and, in one case, by function. The Company’s United Kingdom and Mexico operations, as well as its Blow Mold Technology Division produce both closure and bottle product lines. The Company’s United States and China operations produce closure products for plastic beverage containers and CFT jars and closures. The Company’s China operations also produces plastic cutlery and plastic parts for the high-tech industry. During fiscal 2006, Portola Allied Tool operations were moved from Michigan to Pennsylvania. As a result of this move, Portola Allied Tool is no longer included in the Blow Mold Technologies segment; it is now a part of the Other segment data. The Blow Mold Technologies segment includes only the Canadian division. In the following tables all periods have been restated for this

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
presentation. The Company has one operating measure. Management evaluates the performance of, and allocates resources to, segments based on earnings before interest, taxes, depreciation and amortization expenses (“EBITDA”). The Company does not allocate interest, taxes, depreciation, amortization and amortization of debt issuance costs to its subsidiaries. Certain Company businesses and activities, including the equipment division, do not meet the definition of a reportable operating segment and have been aggregated into “Other.” Revenue generating activities within “Other” includes equipment sales and geographical regions which meets neither the quantitative nor qualitative thresholds of the Company’s reportable segments. The accounting policies of the segments are consistent with those policies used by the Company as a whole.
The table below presents revenue information about reported segments for fiscal 2006, 2005 and 2004:

	2006	2005	2004

Revenues
United States — Closures and Corporate	$104,574	$102,289	$103,299
United States — CFT	26,042	26,608	27,759
Blow Mold Technology	48,400	43,928	34,874
United Kingdom	43,955	46,681	41,753
Mexico	20,558	18,930	16,047
China	13,884	9,700	5,647
Other	14,190	16,828	13,128

Total Consolidated	$271,603	$264,964	$242,507

Inter-segment revenues totaling $11,165, $14,575 and $12,237 have been eliminated from the segment totals presented above for fiscal 2006, 2005 and 2004, respectively.
The table below presents total asset information by reported segment for fiscal 2006, 2005 and 2004:

	2006	2005	2004

United States — Closures and Corporate	$79,164	$86,426	$103,766
United States — CFT	16,899	35,502	37,270
Blow Mold Technology	17,825	17,701	9,958
United Kingdom	21,972	22,806	24,033
Mexico	9,397	9,570	7,224
China	6,237	4,400	3,137
Other	5,247	3,564	3,701

Total Assets	$156,741	$179,969	$189,089

The Company’s bonds are registered with the Securities and Exchange Commission and are publicly traded, but its stock is not registered or publicly traded. The Company has presented EBITDA as a measure of liquidity due to the fact that certain covenants governing our senior secured credit facility are tied to ratios and other calculations based on this measure. EBITDA does not represent, and should not be considered, an alternative to net income or cash flow from operations, as determined by GAAP, and our calculation may not be comparable to a similarly entitled measure reported by other companies. Based on our industry and debt regarding a company’s ability to service and/or incur indebtedness. In addition, EBITDA is defined in our senior secured credit facility under which we are required to satisfy specified financial ratios and tests, including a borrowing base calculation, which take into account the product of trailing 12 month restricted EBITDA and we have to maintain EBITDA for any 12 month period ending the last fiscal day of each month of at least $17,500. Therefore, creditors, investors and analysts focus on EBITDA as a primary measure of the Company’s liquidity.

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
The table below presents the detail of EBITDA by segment for the years ended August 31, 2006, 2005 and 2004, respectively:

	United States –
	Closures &	United	Blow Mold	United
EBITDA	Corporate	States - CFT	Technology	Kingdom	Mexico	China	Other	Total

For the year ended August 31, 2006	$6,478	$1,978	$9,244	$6,334	$842	$2,505	$(324)	$27,057
For the year ended August 31, 2005	$9,371	$1,854	$6,407	$8,184	$652	$1,169	$(1,675)	$25,962
For the year ended August 31, 2004	$3,150	$2,013	$4,831	$7,592	$556	$1,012	$(2,131)	$17,023
The following table presents a reconciliation of EBITDA to net cash provided by operating activities for the years ended August 31, 2006, 2005 and 2004, respectively:

	For the Year	For the Year	For the Year
	Ended August	Ended August	Ended August
	31, 2006	31, 2005	31, 2004
EBITDA	$27,057	$25,962	$17,023

Interest expense	(17,101)	(16,439)	(15,843)
Tax expense	(3,523)	(3,729)	(1,193)
Deferred income taxes	611	902	(740)
Provision for doubtful accounts	194	645	263
Provision for restructuring	840	2,471	3,809
Loss (gain) on property and equipment dispositions	(893)	39	(1,582)
Fixed asset impairment charge	—	—	1,120
Loss on redemption of warrants	—	—	1,867
Other	(23)	(811)	(1,319)
Changes in working capital	2,414	(10,236)	(3,788)

Net cash provided by (used in) operating activities	$9,576	$(1,196)	$(383)

The table below presents revenues by product line for the fiscal 2006, 2005 and 2004:

	2006	2005	2004

Revenues:
Closures	$174,756	$175,216	$162,139
CFT	30,499	28,541	27,575
Bottles	45,627	41,525	31,948
Equipment	7,023	7,516	12,144
Other	13,698	12,166	8,701

Total	$271,603	$264,964	$242,507

One Canadian customer, Saputo, accounted for approximately 10% of total sales during fiscal 2006 and 5.6% of accounts receivable during fiscal 2006. During fiscal 2005 and 2004, there were no customers that accounted for 10% or more of total sales.
The following is a breakdown of revenue and long–lived assets by geographic region for and as of fiscal 2006, 2005 and 2004:

	2006	2005	2004

Revenue:
United States	$138,969	$137,580	$143,764
Foreign	132,634	127,384	98,743

Total	$271,603	$264,964	$242,507

Long–lived assets:
United States	$57,226	$69,959	$73,100
Canada	6,244	6,763	7,141
United Kingdom	7,990	9,093	11,282
China	2,941	3,155	2,616
Mexico	7,203	7,068	5,596
Other Foreign	2,191	2,295	2,021

Total	$83,795	$98,333	$101,756

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
15. Related party transactions:
The Company enters into certain related party transactions throughout the course of its business. In connection with the financing transactions related to the $180,000 offering of its 8 1/4% Senior Notes due 2012, the Company paid fees of $5,000 to J.P. Morgan Securities Inc. (Robert Egan, one of the Company’s directors, is a senior advisor on a limited basis to J.P. Morgan Partners, an affiliate of J.P. Morgan Securities Inc.), $1,178 to The Breckenridge Group (of which Larry Williams, one of the Company’s directors, is a principal), $368 to Tomlinson Zisko LLP and $30 to Timothy Tomlinson (one of the Company’s directors until February 29, 2004, and a partner in Tomlinson Zisko LLP), and $69 to Themistocles Michos (the Company’s Vice President, General Counsel and Secretary until August 17, 2005) for services rendered. The Company also repurchased a warrant from J.P. Morgan Partners for $10,659, resulting in the recognition of a loss totaling $1,639. In addition, the Company paid fees to The Breckenridge Group, Tomlinson Zisko LLP and Themistocles Michos for services rendered related to operational matters. Mr. Tomlinson, who resigned from the Board on February 29, 2004, was a member of the Company’s Audit Committee until February 29, 2004 and also served as a member of its Compensation Committee until October 2003.
In addition to a base salary of $12, the Company paid $84, $232 and $309 for fiscal 2006, 2005 and 2004, respectively, to Themistocles Michos, the Company’s former Vice President, General Counsel and Secretary, for legal services rendered and expense reimbursement.
The Company paid $146 and $638 in fiscal 2005 and 2004, respectively, to Tomlinson Zisko LLP for legal services rendered.
The Company paid $47 in fiscal 2004 to a corporation for management fees. Jack Watts, one of the Company’s directors and a significant shareholder of the Company is the sole shareholder of this corporation.
The Company had a note receivable from Mr. Watts at an interest rate equal to the Short Term Applicable Federal Rate and as of August 31, 2003, the balance due from Mr. Watts, including accrued and unpaid interest, amounted to $155. The principal and accrued interest was paid in May 2004.
The Company sold products to and performed certain services for its non-consolidated affiliated companies totaling approximately $6,867, $8,744 and $9,634 for fiscal 2006, 2005 and 2004, respectively. The Company had trade receivables due from these non-consolidated affiliated companies, which amounted to $2,055, $2,101 and $2,114 as of August 31, 2006, 2005 and 2004, respectively.
16. Supplemental cash flow disclosures:
The Company paid $16,821, $19,811 and $19,425 in interest during fiscal 2006, 2005 and 2004, respectively.
The Company paid $4,117, $2,248 and $3,166 in income taxes during fiscal 2006, 2005 and 2004, respectively.
During fiscal 2006 the Company had no write offs of fully amortized intangible assets. For fiscal 2005 and 2004, the Company wrote-off fully amortized intangible assets totaling approximately $360 and $392, respectively.
During fiscal 2004 the Company recorded a decrease in the value of stock purchase warrants of $57.
No equipment was purchased under capital leases during fiscal 2006, 2005 and 2004.
17. Supplemental condensed consolidated financial statements:
On January 23, 2004, the Company completed the offering of $180,000 in aggregate principal amount of 8 1/4% Senior Notes due 2012 (the outstanding notes). The majority of the net proceeds of such offering were used to redeem all of the previously outstanding $110,000 in aggregate principal amount of 10.75% Senior Notes. In the fourth quarter of fiscal 2004, the Company exchanged the outstanding 8 1/4% Senior Notes for registered exchange notes having substantially the same terms. The exchange notes have the following guarantors, all of which are wholly owned subsidiaries of the Company and have provided guarantees that are full and unconditional and for which they are jointly and severally liable: Portola Allied Tool, Inc.; Portola Limited; Portola Packaging, Inc.

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
Mexico, S.A. de C.V.; Portola Packaging Canada Ltd.; Portola Packaging Limited; and Tech Industries, Inc. The parent company was the issuer of the Senior Notes.
Supplemental Condensed Consolidating Balance Sheet
As of August 31, 2006

			Combined
		Combined	Non-
	Parent	Guarantor	Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$827	$1,270	$552	$—	$2,649
Accounts receivable, net	10,530	19,873	5,266	(1,693)	33,976
Inventories	7,921	11,583	2,023	—	21,527
Other current assets	1,059	1,449	1,714	—	4,222

Total current assets	20,337	34,175	9,555	(1,693)	62,374
Property, plant and equipment, net	37,042	30,847	4,250	(16)	72,123
Goodwill	5,917	4,118	—	—	10,035
Debt issuance costs	6,907	—	—	—	6,907
Trademarks	—	—	—	—	—
Customer relationship	—	—	—	—	—
Investment in subsidiaries	(2,115)	25,667	897	1,597	26,046
Common stock of subsidiary	(1,267)	(18,988)	(4,357)	—	(24,612)
Other assets	3,715	82	71	—	3,868

Total assets	$70,536	$75,901	$10,416	$(112)	$156,741

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$8,609	$11,587	$1,572	$(1,693)	$20,075
Intercompany (receivables) payables	(71,898)	61,138	10,804	(44)	—
Other current liabilities	10,518	2,530	726	505	14,279

Total current liabilities	(52,771)	75,255	13,102	(1,232)	34,354
Long-term debt, less current portion	204,900	—	58	—	204,958
Other long-term obligations	4,268	(127)	(851)	—	3,290

Total liabilities	156,397	75,128	12,309	(1,232)	242,602
Other equity (deficit)	6,227	517	(999)	482	6,227
Accumulated equity (deficit)	(92,088)	256	(894)	638	(92,088)

Total shareholders’ equity (deficit)	(85,861)	773	(1,893)	1,120	(85,861)

Total liabilities and equity (deficit)	$70,536	$75,901	$10,416	$(112)	$156,741

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
Supplemental Condensed Consolidating Balance Sheet
As of August 31, 2005

			Combined
		Combined	Non-
	Parent	Guarantor	Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$388	$857	$718	$—	$1,963
Accounts receivable, net	12,221	19,342	3,794	(1,575)	33,782
Inventories	5,330	12,011	1,902	—	19,243
Other current assets	3,603	1,666	976	—	6,245

Total current assets	21,542	33,876	7,390	(1,575)	61,233
Property, plant and equipment, net	38,122	34,407	4,620	(16)	77,133
Goodwill	5,917	14,159	—	—	20,076
Debt issuance costs	8,470	—	—	—	8,470
Trademarks	—	5,000	—	—	5,000
Customer relationship	—	2,347	—	—	2,347
Investment in subsidiaries	9,816	13,523	896	1,700	25,935
Common stock of subsidiary	(1,267)	(18,988)	(4,457)	—	(24,712)
Other assets	3,718	715	55	(1)	4,487

Total assets	$86,318	$85,039	$8,504	$108	$179,969

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$6,915	$11,422	$1,503	$(1,575)	$18,265
Intercompany (receivables) payables	(77,805)	67,108	10,697	—	—
Other current liabilities	6,324	3,964	899	490	11,677

Total current liabilities	(64,566)	82,494	13,099	(1,085)	29,942
Long-term debt, less current portion	203,848	—	85	—	203,933
Other long-term obligations	4,790	(98)	(844)	—	3,848

Total liabilities	144,072	82,396	12,340	(1,085)	237,723

Other equity (deficit)	5,568	(308)	(822)	1,130	5,568
Accumulated equity (deficit)	(63,322)	2,951	(3,014)	63	(63,322)

Total shareholders’ equity (deficit)	(57,754)	2,643	(3,836)	1,193	(57,754)

Total liabilities and equity (deficit)	$86,318	$85,039	$8,504	$108	$179,969

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
Supplemental Condensed Consolidating Statements of Operations
For the fiscal year ended August 31, 2006

			Combined
		Combined	Non-
	Parent	Guarantor	Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Sales	$119,684	$140,420	$22,663	$(11,164)	$271,603
Cost of sales	95,395	124,281	16,854	(10,267)	226,263

Gross profit (loss)	24,289	16,139	5,809	(897)	45,340

Selling, general and administrative	15,125	6,678	3,232	(897)	24,138
Research and development	2,545	1,327	—	—	3,872
Gain on sale of assets	(336)	(557)	—	—	(893)
Goodwill impairment	—	17,851	—	—	17,851
Amortization of intangibles	558	288	—	—	846
Litigation settlement	7,000	—	—	—	7,000
Restructuring costs	309	531	—	—	840

(Loss) income from operations	(912)	(9,979)	2,577	—	(8,314)

Interest income	(1)	(44)	(8)	—	(53)
Interest expense	16,912	185	4	—	17,101
Amortization of debt issuance costs	1,614	—	—	—	1,614
Foreign currency transaction (gain) loss	(1,220)	(254)	30	—	(1,444)
Intercompany interest (income) expense	(5,133)	4,622	511	—	—
Other expense (income), net	15,435	67	(21)	(15,770)	(289)

(Loss) income before income taxes	(28,519)	(14,555)	2,061	15,770	(25,243)

Income tax expense	247	2,991	285	—	3,523

Net (loss) income	$(28,766)	$(17,546)	$1,776	$15,770	$(28,766)

Supplemental Condensed Consolidating Statements of Operations
For the fiscal year ended August 31, 2005

			Combined
		Combined	Non-
	Parent	Guarantor	Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Sales	$117,717	$140,275	$21,547	$(14,575)	$264,964
Cost of sales	94,294	120,761	18,951	(13,012)	220,994

Gross profit (loss)	23,423	19,514	2,596	(1,563)	43,970

Selling, general and administrative	17,995	7,834	3,986	(1,563)	28,252
Research and development	2,279	1,540	17	—	3,836
Gain on sale of assets	49	(26)	—	16	39
Amortization of intangibles	702	287	—	—	989
Restructuring costs	1,406	763	302	—	2,471

Income (loss) from operations	992	9,116	(1,709)	(16)	8,383

Interest income	(16)	(25)	(2)	—	(43)
Interest expense	16,369	71	(1)	—	16,439
Amortization of debt issuance costs	1,588	21	—	—	1,609
Foreign currency transaction (gain) loss	(433)	(1,112)	22	—	(1,523)
Intercompany interest (income) expense	(4,197)	3,781	416	—	—
Other (income) expense, net	(1,153)	252	38	588	(275)

(Loss) income before income taxes	(11,166)	6,128	(2,182)	(604)	(7,824)

Income tax expense	387	2,622	720	—	3,729

Net (loss) income	$(11,553)	$3,506	$(2,902)	$(604)	$(11,553)

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
Supplemental Condensed Consolidating Statements of Operations
For the fiscal year ended August 31, 2004

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Sales	$120,053	$125,331	$9,360	$(12,237)	$242,507
Cost of sales	100,467	105,215	6,463	(10,337)	201,808

Gross profit (loss)	19,586	20,116	2,897	(1,900)	40,699

Selling, general and administrative	21,191	8,251	3,352	(1,900)	30,894
Research and development	4,511	1,592	106	—	6,209
Gain on sale of assets	(1,582)	—	—	—	(1,582)
Fixed asset impairment charge	1,120	—	—	—	1,120
Amortization of intangibles	960	273	—	—	1,233
Restructuring costs	3,283	465	61	—	3,809

(Loss) income from operations	(9,897)	9,535	(622)	—	(984)

Interest income	(204)	(10)	2	—	(212)
Interest expense	15,790	44	9	—	15,843
Amortization of debt issuance costs	2,526	19	—	—	2,545
Loss on warrant redemption	1,867	—	—	—	1,867
Foreign currency transaction (gain) loss	(1,434)	481	(5)	(10)	(968)
Intercompany interest (income) expense	(3,515)	3,354	161	—	—
Other (income) expense, net	(3,684)	172	28	3,023	(461)

(Loss) income before income taxes	(21,243)	5,475	(817)	(3,013)	(19,598)

Income tax (benefit) expense	(452)	2,227	(582)	—	1,193

Net (loss) income	$(20,791)	$3,248	$(235)	$(3,013)	$(20,791)

Supplemental Condensed Consolidating Statements of Cash Flows
For the fiscal year ended August 31, 2006

			Combined
		Combined	Non-
	Parent	Guarantor	Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flow from operations	$5,680	$3,407	$489	$—	$9,576

Additions to property, plant and equipment	(8,808)	(4,019)	(572)	—	(13,399)
Proceeds from the sale of property, plant and equipment	3,303	1,123	—	—	4,426
Other	(655)	(3)	(45)	—	(703)

Net used in investing activities	(6,160)	(2,899)	(617)	—	(9,676)

Borrowings under revolver, net	1,055	—	—	—	1,055
Other	(136)	(103)	(28)	—	(267)

Net cash provided by (used in) financing activities	919	(103)	(28)	—	788

Effect of exchange rate changes on cash	—	8	(10)	—	(2)

Increase / (decrease) in cash	439	413	(166)	—	686

Cash and cash equivalents at beginning of year	288	857	718	—	1,863

Cash and cash equivalents at end of year	$727	$1,270	$552	$—	$2,549

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
Supplemental Condensed Consolidating Statements of Cash Flows
For the fiscal year ended August 31, 2005

			Combined
		Combined	Non-
	Parent	Guarantor	Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flow from operations	$(11,797)	$9,947	$654	$—	$(1,196)

Additions to property, plant and equipment	(6,957)	(4,159)	(1,694)	317	(12,493)
Proceeds from the sale of property, plant and equipment	(35)	68	—	—	33
Other	7,616	(7,890)	59	(317)	(532)

Net provided by (cash used) in investing activities	624	(11,981)	(1,635)	—	(12,992)

Borrowings under revolver, net	4,496	—	—	—	4,496
Other	(990)	—	45	—	(945)

Net cash provided by financing activities	3,506	—	45	—	3,551

Effect of exchange rate changes on cash	—	183	68	—	251

Decrease in cash	(7,667)	(1,851)	(868)	—	(10,386)

Cash and cash equivalents at beginning of year	7,955	2,708	1,586	—	12,249

Cash and cash equivalents at end of year	$288	$857	$718	$—	$1,863

Supplemental Condensed Consolidating Statements of Cash Flows
For the fiscal year ended August 31, 2004

			Combined
		Combined	Non-
	Parent	Guarantor	Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Cash flow from operations	$(13,690)	$10,661	$2,646	$—	$(383)

Additions to property, plant and equipment	(11,359)	(12,019)	(1,855)	3,083	(22,150)
Payment for Tech Industries	(36,550)	—	—	—	(36,550)
Proceeds from the sale of property, plant and equipment	6,629	8	—	—	6,637
Other	1,907	246	(45)	(3,083)	(975)

Net cash used in investing activities	(39,373)	(11,765)	(1,900)	—	(53,038)

Borrowings under Senior Notes due 2012	180,000	—	—	—	180,000
Payments of Senior Notes due 2005	(110,000)	—	—	—	(110,000)
Payments for warrant redemption	(12,112)	—	—	—	(12,112)
Payments of debt issuance costs	(9,785)	—	—	—	(9,785)
Borrowings under revolver, net	12,788	—	—	—	12,788
Book overdraft	—	674	—	—	674
Other	(369)	—	(107)	—	(476)

Net cash provided by (used in) financing activities	60,522	674	(107)	—	61,089

Effect of exchange rate changes on cash	—	267	22	—	289

Increase (decrease) in cash	7,459	(163)	661	—	7,957

Cash and cash equivalents at beginning of year	496	2,871	925	—	4,292

Cash and cash equivalents at end of year	$7,955	$2,708	$1,586	$—	$12,249

Portola Packaging, Inc. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(in thousands, except share and per share data)
18. Subsequent events:
On October 19, 2006, the Company entered into a 9th Amendment of its senior secured credit facility, which increased the maximum loan limit under the credit facility from $50,000 to $60,000 with the amount in excess of $50,000 being based on the Company’s working capital/fixed asset borrowing base calculation. The 9th Amendment also increased the amount of capital expenditures the Company is able to make each fiscal year from $13,500 to $16,500. Under the Company’s 8 1/4% Senior Notes all of the Company’s subsidiaries, except Portola Packaging (ANZ) Limited are restricted subsidiaries and pursuant to the 9th Amendment they are also restricted subsidiaries under the Company’s senior secured credit facility.

PORTOLA PACKAGING, INC.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Allowance for	Beginning	Charged to Costs		Deductions From	Other	Ending
Doubtful Accounts	Balance	and Expenses	Recoveries	Reserves(1)	Adjustments	Balance
August 31, 2006	1,601	859	(24)	1,027	—	1,409
August 31, 2005	1,204	792	(24)	371	—	1,601
August 31, 2004	1,244	432	(50)	422	—	1,204

Allowance for Investment
In/Advances to	Beginning	Charged to Costs		Deductions From	Other	Ending
Unconsolidated Affiliates	Balance	and Expenses	Recoveries	Reserves	Adjustments	Balance
August 31, 2006	—	—	—	—	—	—
August 31, 2005	—	—	—	—	—	—
August 31, 2004	—	—	—	—	—	—

					Other
Allowance for Inventory	Beginning	Charged to Costs		Deductions From	Adjustments	Ending
Valuation	Balance	and Expenses	Recoveries	Reserves(2)	(3)	Balance
August 31, 2006	1,228	1,269	—	1,087	(1)	1,409
August 31, 2005	1,408	1,021	—	1,202	1	1,228
August 31, 2004	266	1,669	—	527	—	1,408

Deferred Tax	Beginning	Charged to Costs		Deductions from	Other	Ending
Valuation Allowance	Balance	and Expenses	Recoveries	Reserves	Adjustments	Balance
August 31, 2006	23,815	12,323	—	—	—	36,138
August 31, 2005	16,318	7,497	—	—	—	23,815
August 31, 2004	3,989	13,076	—	747	—	16,318

(1)	Represents uncollected accounts charged against the allowance

(2)	Represents scrapped inventory and other charges against the reserve

(3)	Represents foreign currency translation adjustments